Form 20-F
period 2024-12-31
Wellchange Holdings Co Ltd
filed 2025-05-16
CIK 1990251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-42294

WELLCHANGE HOLDINGS COMPANY LIMITED

(Exact name of Registrant as Specified in its Charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street
Cheung Sha Wan, Kowloon, Hong Kong
(+852) 9815-6485

(Address of Principal Executive Offices)

Shek Kin Pong

Tel: (+852) 9815-6485

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street
Cheung Sha Wan, Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00005 per share	WCT	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 46,265,000 ordinary shares, par value $0.00005 per share, issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

WELLCHANGE HOLDINGS COMPANY LIMITED

ANNUAL REPORT ON FORM 20-F

i

INTRODUCTION

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

●	“$,” “dollars,” “US$,” or “U.S. dollars” are to the legal currency of the United States;

●	“BVI Act” are to the BVI Business Companies Act, 2004 (As Revised);

●	“BVI” are to the British Virgin Islands;

●	“China” or “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“HK$” and “HK Dollar” are to the legal currency of Hong Kong;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Mainland China” are to the Mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Ordinary Shares” are to the ordinary shares of Wellchange Holdings Company Limited, par value US$0.00005 per share;

●	“Chinese government” or “PRC government” are to the government of Mainland China for the purposes of this annual report only;

●	“Operating Subsidiary” are to Wching Tech Ltd Co. Limited;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of Mainland China;

●	“SMBs” are to small and medium-sized businesses, referring to manufacturing companies with less than 100 employees and non-manufacturing companies with less than 50 employees; and

●	“U.S. GAAP” are to generally accepted accounting principles in the United States.

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary Wching HK, using Hong Kong dollars, the currency of Hong Kong. The Wching HK reporting currency is in Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using an average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The balance sheet amounts, with the exception of shareholders’ equity on December 31, 2022, 2023 and 2024, were translated at HK$7.8125 to $1.00. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended December 31, 2022, 2023 and 2024 were HK$7.8307 to $1.00, HK$7.8307 to $1.00 and HK$7.8287 to $1.00, respectively.  Cash flows are also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or any other rate.

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and to risks due to a variety of factors, including those described under “Item 3. Key Information - D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

When used herein, the references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

●	current and future economic and political conditions;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our client base;

●	our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry, economic and market performance;

●	the spread of the COVID-19 virus and its new variants, the impact it may have on our operations, the demand for our services, and economic activity in general; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits hereto, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Corporate Structure

The following diagram illustrates our corporate legal structure and identifies our subsidiaries as of the date of this annual report.

Wellchange Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own, and we conduct all our operations in Hong Kong through Wching HK, our sole operating subsidiary as of the date of this annual report.

As a result of our corporate structure, Wellchange Cayman’s ability to pay dividends may depend upon dividends paid by Wching HK. If our existing operating subsidiary Wching HK or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash to and from Our Subsidiaries

For Wellchange Cayman to transfer cash to its subsidiaries, Wellchange Cayman is permitted under the laws of the Cayman Islands to provide funding to its subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. According to the BVI Business Companies Act 2004 (As Revised), a British Virgin Islands company may distribute dividends to the extent that immediately after the distribution, such company’s assets do not exceed its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

As of the date of this annual report, neither Wellchange Cayman, Victory Hero, nor Wching HK has declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by subsidiaries to our Cayman Islands holding company.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of Mainland China do not currently have any material impact on the transfer of cash from Wellchange Cayman to our subsidiaries or from our subsidiaries to Wellchange Cayman. There are no restrictions on foreign exchange, and there are no limitations on the abilities of Wellchange Cayman to transfer cash to or from our subsidiaries or to investors under Hong Kong Law. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Wellchange Cayman and its subsidiaries, across borders and to U.S. investors, nor there are any restrictions and limitations to distribute earnings from our subsidiaries to Wellchange Cayman and U.S. investors and amounts owed.

For Wellchange Cayman to make dividends to its shareholders, subject to the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and our Amended and Restated Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from Wellchange Cayman, realized or unrealized, or out of the share premium account, provided that Wellchange Cayman will remain solvent, meaning Wellchange Cayman is able to pay its debts as they come due in the ordinary course of business.

We do not have any present plan to declare or pay dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, and other factors the board of directors deems relevant and subject to the restrictions contained in any future financing instruments, in our Amended and Restated Memorandum and Articles of Association and the Companies Act. See “Dividend Policy” on page 96 and “Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless” on page 42 for more information.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. All of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has informed us that there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

All of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect the service of process within the United States upon us or these persons.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors” beginning on page 6 of this annual report.

Risks Related to our Business and Industry

Risks and uncertainties relating to our business and industry, beginning on page 3 of this annual report, include but are not limited to the following:

●	We have a limited operating history. Although we have experienced significant growth in recent periods, our levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers. We cannot accurately forecast our future revenue, results of operations, and growth prospect. See “Risk Factors — Risks Relating to Our Business and Industry — We have a limited operating history. Although we have experienced significant growth in recent periods, our levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers. We cannot accurately forecast our future revenue, results of operations, and growth prospect” on page 6.

●	If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition will be adversely affected. See “Risk Factors — Risks Relating to Our Business and Industry — If we are unable to attract new customers in a cost-effective manners then our business, results of operations and financial condition will be adversely affected” on page 8.

●	Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If our sales and marketing strategies are not successful, our ability to attract new customers may be impaired. See “Risk Factors — Risks Relating to Our Business and Industry — Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If our sales and marketing strategies are not successful, our ability to attract new customers may be impaired” on page 9.

●	A portion of our SME customers are generated from search engines and social networking sites. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new SME customers may be impaired. See “Risk Factors — Risks Relating to Our Business and Industry — A portion of our SME customers are generated from search engines and social networking sites. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new SME customers may be impaired” on page 9.

●	If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired, and our financial condition may suffer. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired, and our financial condition may suffer” on page 9.

●	If the market for our SaaS ERP software solution service and platform develops more slowly than we expect, our revenue may decline or fail to grow, and we may continue to incur operating losses. See “Risk Factors — Risks Relating to Our Business and Industry — If the market for our SaaS ERP software solution service and platform develops more slowly than we expect, our revenue may decline or fail to grow, and we may continue to incur operating losses” on page 10.

Risks Related to Doing Business in Hong Kong

Risks and uncertainties related to doing business in Hong Kong in general, beginning on page 4 of this annual report, including but not limited to the following:

●	All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the laws and regulations of Mainland China, which may impact our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain. See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the laws and regulations of Mainland China, which may impact our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain” on page 27.

●	There remain significant uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer and continue to offer securities on U.S. exchanges, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There remain significant uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer and continue to offer securities on U.S. exchanges, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 29

●	Although we and our subsidiaries are not based in Mainland China and we have no operations in Mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of the investors. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although we and our subsidiaries are not based in Mainland China and we have no operations in Mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of the investors” on page 32.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary” on page 33.

●	All of our operations are concentrated in Hong Kong. Our business performance is highly influenced by the economic, political, and social conditions of Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations. See “Risk Factors — Risks Related to Doing Business in Hong Kong — All of our operations are concentrated in Hong Kong. Our business performance is highly influenced by the economic, political, and social conditions of Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations” on page 34.

●	A downturn in Hong Kong, mainland China, the global economy, or a change in China’s economic and political policies could materially and adversely affect our business and financial condition. See “Risk Factors — Risks Related to Doing Business in Hong Kong — A downturn in the Hong Kong, Mainland China, or the global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition” on page 36.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares, beginning on page 5 of this annual report, include but are not limited to the following:

●	An active trading market for our Ordinary Shares may not be maintained and the trading price for our Ordinary Shares may fluctuate significantly. See “Risk Factors — Risks Related to Our Ordinary Shares — An active trading market for our Ordinary Shares may not be maintained and the trading price for our Ordinary Shares may fluctuate significantly” on page 37.

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See “Risk Factors — Risks Related to Our Ordinary Shares — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 39.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares” on page 41.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Ordinary Shares or cause them to be worthless. See “Risk Factors — Risks Related to Our Ordinary Shares — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Ordinary Shares or cause them to be worthless” on page 42

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment.

Risks Related to our Business and Industry

We have a limited operating history. Although we have experienced significant growth in recent periods, our levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers. We cannot accurately forecast our future revenue, results of operations, and growth prospect.

We experienced significant growth in revenue. Our total revenues decreased by approximately US$180,776 or 7.3% to approximately US2,309,219 for the year ended December 31, 2024 from approximately US2,489,995 for the year ended December 31, 2023. Our total revenues increased by approximately US$818,878 or 49.0% to approximately US$2,489,995 for the year ended December 31, 2023 from approximately US$1,671,117 for the year ended December 31, 2022. Our net income for the years ended December 31, 2022, 2023 and net loss for the year ende December 31, 2024, was US$780,648, US$937,609 and US$431,544, respectively.  However, our historical revenue growth should not be considered indicative of our future performance. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and to plan for our anticipated future growth. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to several uncertainties. Investors should not rely on the revenue growth of the prior period as an indication of our future performance. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past or avoid any decline in the future.

Our revenue is substantially dependent on our ERP bespoke software, the ongoing services fee related to them, and the monthly subscription fees for the use of our ERP SaaS platform. As a result, a reduction in revenue from this source, whether due to increased competition, adverse market conditions, or a general reduction in demand for integrated ERP software and services or other factors, could adversely affect our operational results, cash flows, and liquidity.

Our ERP software bespoke service revenue comes primarily from bespoke software projects. We work on these projects on a project-by-project basis. The terms and service fees are negotiated and determined separately for each project, depending on factors including the complexity and technicality of the project, our estimated time commitment, and our development capacity. Since our service fees are negotiated on a project-by-project basis, revenue generated from our bespoke software services may fluctuate from time to time and may not be recurrent. There is also no assurance that the customers who have previously mandated their ERP software to us will continue to retain us for future mandates or projects, and there is no assurance that we can continue to secure our mandates in the future. Therefore, the revenue generated from each client or engagement differs, and we cannot assure that our future software bespoke mandates and fee rates will be comparable to those accepted by our customers during the years ended December 31, 2023, 2024 and 2022.

Furthermore, our ability to grow and generate incremental revenue for our enterprise ERP SaaS services depends, in part, on our ability to maintain and grow our relationships with existing customers. For our ERP SaaS services, we principally generate revenues through subscription plans, where we have a fixed fee, and the subscription plans typically have 12-month terms with the option to renew. Our SaaS customers have no obligation to renew their subscriptions after their subscription term expires and can terminate their subscriptions upon short notice, and in fact, some customers have elected not to renew. In addition, our SaaS customers may renew for fewer subscriptions, renew for shorter contract lengths, or renew for lower-cost editions of our service. The renewal rates for our SaaS services may decline or fluctuate because of a number of factors, including customer dissatisfaction with our service, customers’ ability to continue their operations and spending levels, decreases in the number of users at our customers, and deteriorating general economic conditions. If our customers do not renew their subscriptions for our service or reduce the number of paying subscriptions at the time of renewal, our revenue will decline, and our business will suffer. Even though the number of customers using our ERP SaaS platform has grown in recent years, there can be no assurance that we will attract new customers, retain existing customers, or increase sales to new and existing customers. If a significant number of customers cease using our software or platform, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations, and financial condition.

Our ERP bespoke software project services and SaaS services also depend on relationships our teams develop with our customers so that we can understand our customers’ unique needs and deliver solutions and services that are customized to those needs. If a client is not satisfied with the quality of work performed by us or with the type of services or solutions delivered, we could incur additional costs to address the situation, the profitability of that work might be impaired, and the client’s dissatisfaction with our services could damage our ability to obtain additional work from that client. Furthermore, in future periods, we may not be able to attract new customers and sustain revenue growth consistent with our recent growth, or at all. We believe our ability to attract new customers and our revenue growth depends on a number of factors, including:

●	reductions in our current or potential customers’ spending levels, especially on their enterprise software solution and IT technology;

●	competitive factors affecting the SaaS and bespoke ERP software market, including the introduction of competing platforms or software solutions, pricing and other competitive strategies that may be implemented by our competitors;

●	our ability to execute our growth strategy and operating plans;

●	a decline in our customers’ level of satisfaction with our platform and customers’ usage of our software, services, and the SaaS platform;

●	the timeliness and success of our solutions;

●	the frequency and severity of any platform system defects, outages, and disruptions;

●	technological change;

●	our ability to adequately obtain, maintain, protect, and enforce our intellectual property and proprietary rights;

●	concerns relating to actual or perceived privacy or security breaches;

●	Hong Kong and global economic conditions and other factors impacting customers’ budgets;

●	the effectiveness of our sales and marketing endeavors and our ability to meet evolving customer demands; and

●	customers’ familiarity and acceptance with SaaS ERP cloud solutions.

As a result of the foregoing factors, it is difficult for us to forecast our future revenue or revenue growth. If our assumptions are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the price of our Ordinary Shares could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior periods as any indication of our future revenue or revenue growth.

If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition will be adversely affected.

We may be unable to attract new customers in a cost-effective manner. Although we mainly rely on client referral word-to-mouth, we also use a variety of marketing channels to promote our products, software, and platform, such as social media as well as search engine marketing and optimization. We periodically adjust the mix of our other marketing initiatives, such as customer events and public relations initiatives. If the cost of the marketing channels we use increase dramatically, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. As we continue to grow, we may also need to expand into more expensive channels than those we are currently in, which could adversely affect our business, results of operations, and financial condition. We incur marketing expenses before we can recognize any revenue that the related marketing initiatives may generate, and these expenses may not result in increased revenue or brand awareness. We have made in the past and may make in the future, significant expenditures, and investments in new marketing campaigns, and we cannot guarantee that any such investments will lead to the cost-effective acquisition of new customers. If we are unable to maintain effective marketing initiatives, our ability to attract new customers could be materially and adversely affected, our advertising and marketing expenses could increase significantly, and our results of operations may suffer.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If our sales and marketing strategies are not successful, our ability to attract new customers may be impaired.

Our ability to increase our customer base and achieve broader market acceptance of our platforms and software will depend on our ability to expand our marketing and sales capabilities. We plan to expand our marketing and sales operations, both domestically and internationally. We may not achieve anticipated growth from expanding our sales force and marketing efforts if we are unable to hire, develop and retain competent sales and marketing personnel or if our new sales and marketing campaigns are unable to achieve desired levels of effectiveness in a reasonable period of time. Our business and operating results may be adversely affected if our sales and marketing efforts do not generate a corresponding increase in revenue.

We plan to dedicate resources to sales and marketing programs, including search engine and other online advertising with respect to SMBs and online stores domestically in Hong Kong and internationally. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website.

A portion of our SME customers are generated from search engines and social networking sites. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new SME customers may be impaired.

A portion of our customers locate our website through internet search engines, such as Google, and advertisements on social networking sites, such as Facebook.  The prominence of our website in response to internet searches is a factor in attracting potential customers to our platform. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines modify their algorithms, our website and our advertisements may appear less prominently or not at all in search results, which could result in reduced traffic to our website and to our customers’ shops.

Additionally, if the price of marketing our solutions over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing, and our business and operating results could be adversely affected. Furthermore, competitors may, in the future, bid on the search terms we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. As well, new search engines or social networking sites may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites, and if we are not able to achieve prominence through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms and our business and operating results could be affected.

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired, and our financial condition may suffer.

We believe that maintaining and growing the WChing brand is important to supporting continued acceptance of our existing and future solutions, attracting new customers to our platform, and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionalities and solutions, and our ability to successfully differentiate our platform from competitive products and services.

Additionally, the performance of our customers and business partners may affect our brand and reputation if their customers do not have a positive experience. Our efforts to build and maintain our brand have involved and will continue to involve significant expenses. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote, protect and maintain our brand, we may fail to attract enough new customers or retain our existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

If the market for our SaaS ERP software solution service and platform develops more slowly than we expect, our revenue may decline or fail to grow, and we may continue to incur operating losses.

The market for ERP SaaS solutions is not as mature as the market for packaged enterprise software, and it is uncertain whether our ERP SaaS services will achieve and sustain high levels of demand and market acceptance. Our success, especially the success of our ERP SaaS solutions, will depend to a substantial extent on the willingness of enterprises, especially SMBs, to increase their use of enterprise cloud application services in general and for ERP cloud platforms. Some enterprises might have already invested substantial personnel and financial resources in integrating traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate their ERP software to the cloud. Furthermore, some enterprises may be reluctant or unwilling to use enterprise cloud ERP services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of enterprise cloud computing application services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results.

Our industry is highly competitive, and we may be unable to compete effectively. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers and grow our business.

The market for ERP software bespoke or cloud SaaS solutions is evolving and highly competitive, characterized by vigorous competition, changing technology, changing client and end-consumer needs, evolving industry standards, and frequent introductions of new products and services. We compete with companies that operate in the global, regional, and local software industries, and we expect competition to increase in the future from established competitors and new market entrants. With the introduction of new technologies and the entry of new companies into the market, we expect competition to persist and intensify in the future. This could harm our ability to increase sales, maintain or increase renewals of subscriptions and maintain our prices. We face intense competition from other software companies domestically in Hong Kong and internationally that may offer related ERP software solutions and services. We also compete with custom software internally developed by our potential or existing customers.

Some of our competitors are able to offer products and services at lower prices than ours. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, pricing pressures and increased competition could result in reduced revenue, reduced margins, increased losses, or the failure of our products and services to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations, and financial condition. We must also determine the appropriate price to enable us to compete effectively domestically and internationally. Our customers may demand substantial price discounts as part of the negotiation of sales contracts. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, operating results, and financial condition.

Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical, and other resources. Most of our larger competitors also have substantially broader product lines that may allow them to offer a broader suite of products to retailers than we can. Conditions in our market could change rapidly and significantly as a result of technological advancements, the establishment of partnerships of our competitors, or continuing market consolidation. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with our platform. Mergers and acquisition activity in the technology industry could increase the likelihood that we will compete with other large technology companies. In addition, some of our competitors may enter new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Any such consolidation, acquisition, alliance, or cooperative relationship could lead to pricing pressure, a loss of market share, or a smaller addressable share of the market. It could also result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete.

If we fail to improve, upgrade, enhance, or innovate our platform’s features, functionality, performance, reliability, design, security, and scalability in a manner that responds to our customer’s evolving needs or preferences, our business may be adversely affected. Our services must also integrate with various operating systems, software, hardware, and networks. If we are unable to ensure that our services or hardware interoperate with such operating systems, software, hardware, and networks, our business may be materially and adversely affected.

The ERP software and ERP SaaS cloud platform markets in which we compete are characterized by constant change and innovation and are subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis.

Our success has been based primarily on our ability to identify and anticipate the needs of our customers and design a platform to sustain their operations and grow their businesses. Our ability to attract new customers, retain existing customers and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security, and scalability of our platform, as well as offering new solutions that appeal to our customers as their business needs evolve.

It is difficult to predict the preferences of a particular customer or a specific group of customers. Changes and upgrades to our existing products may not be well received by our customers and end users, and newly introduced products or services may not achieve success as expected. If we fail to respond successfully to technology challenges and client needs and preferences, the demand for our solutions and services may diminish. If we are unable to develop enhancements and new features for our existing service or new services that keep pace with rapid technological developments, our business will be harmed. If new technologies emerge that are able to deliver competitive products and services at lower prices or more efficiently or securely, such technologies could adversely impact our ability to compete effectively.

In addition, investment in product development often involves a long return on investment cycle. We have made and expect to continue to make significant investments in product development. We must continue to dedicate a significant amount of resources to our development efforts before knowing to what extent our investments will result in products the market will accept. In addition, our business could be adversely affected in periods surrounding our new product introductions if customers delay purchasing decisions to evaluate the new product offerings. Furthermore, we may not execute successfully on our product development strategy, including because of challenges regarding product planning and timing and technical hurdles that we fail to overcome in a timely fashion.

Our platform must also integrate with a variety of third-party network, hardware, mobile, and software platforms and technologies. We need to continuously modify, enhance and introduce new features to our platform to adapt to changes, modifications, and innovation in these networks, hardware, mobile, and software platforms and technologies. Any changes in these systems or networks that degrade the functionality of our platform impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect the usage of our platform. We would have to develop new functionalities for our platform to be compatible with those new technologies, which we may not be able to do in a timely and cost-effective manner. Furthermore, uncertainties about the timing and nature of new network platforms or technologies or modifications to existing platforms or technologies could increase our research and development or service expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our service, result in customer dissatisfaction and harm our business. Our development efforts may also require significant engineering, marketing, and sales resources, all of which would affect our business and operating results, and there can be no assurance that such efforts will be successful. Any failure of our platform to operate effectively or future technologies enhancement or modifications could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.

Defects or disruptions in our software, product, services, and platforms could diminish demand for our service and subject us to substantial liability.

Our customers may use our products and services for important aspects of their businesses, and any errors, defects, or disruptions to our products and services and any other performance problems with our products and services could damage our customers’ businesses and, in turn, hurt our brand and reputation. Real or perceived errors, defects, security vulnerabilities, service interruptions, or software bugs in our platform and software, whether in connection with day-to-day operation, upgrades or otherwise, could result in losses to our customers, harm our reputation, and result in reduced sales or a loss of, or delay in, the market acceptance of our solutions.

Prolonged interruption in the availability, the reduction in functionality of our platform or solutions, or frequent interruptions in accessing our platform could cause customers to believe that our platform is unreliable and could materially harm our reputation and business. Our customers may delay or withhold payment to us or make warranty or other claims against us for any losses they suffer in connection with such performance issues, or cease conducting business with us altogether by terminating their contracts with us prior to their stated maturity, or electing not to renew their subscriptions. Further, a customer could share information about the errors, defects, security vulnerabilities, service interruptions, or software bugs in our platform and software amongst its peers, detrimental especially on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit our exposure to claims related to our platform would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim, and our insurance policies may be insufficient to cover such claims. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

From time to time, we have found defects or errors in our platform and may discover additional defects or errors in the future that could result in, among other issues, data unavailability, unauthorized access to, loss, corruption, or other harm to our customers’ data. We may not be able to detect and correct defects or errors before the release of solutions on our platform. Consequently, we or our customers may discover defects or errors after such solutions have been released on our platform. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance, but such maintenance may adequately address all defects or errors in our platform. Furthermore, if we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could terminate their contracts, or delay or withhold payment to us, or cause us to issue credits, make refunds, or pay penalties. The costs incurred or delays resulting from the correction of defects or errors in our software or other performance problems may be substantial and could adversely affect our operating results. In such events, we may also be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations, and financial condition may be adversely affected.

Our products and services rely on the stable performance of servers, networks, IT infrastructure and data processing systems, and any disruption to such servers, networks, assets or systems due to internal or external factors could diminish demand for our products and services, harm our business, our reputation and results of operations and subject us to liability.

We rely in part upon the stable performance of our servers, networks, IT infrastructure, and data processing systems for the provision of our products and services. Disruptions to such servers, networks, assets, or systems may occur due to internal or external factors, such as inappropriate maintenance, servers defects, cyber-attacks or other malicious attacks or hacks targeted at us, occurrence of catastrophic events, or human errors. Such disruptions could result in negative publicity, loss of or delay in market acceptance of our products and services, loss of competitive position, lower customer retention or claims by customers for losses sustained by them, or loss, destruction, or unauthorized use of, or access to, data (including personal information for which we may incur liability under applicable data protection laws). In such an event, we may need to expend additional resources to bring the incident to an end, mitigate the liability associated with the fallout of such an incident, make notifications to regulators and individuals affected, replace damaged systems or assets, defend ourselves in legal proceedings and compensate customers or end users. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from disruption in servers. As a result, our reputation and our brand could be harmed, and our business, results of operations, and financial condition may be adversely affected.

We depend on third-party data hosting and transmission services. Increases in cost, interruptions or delays in service, latency, or poor service from our third-party data center or internet service providers could impair the functionality of our platform. This could result in customer or consumer dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue.

We currently host substantially all platform functions and software on third-party data center hosting facilities located in Hong Kong, including some for the purpose of disaster recovery. Our ability to deliver our solutions and services also depends on the development and maintenance of internet infrastructure by third parties, including the maintenance of reliable networks with the necessary speed, data capacity, and bandwidth.

Our third-party service providers are ultimately responsible for maintaining their own network security, disaster recovery, and system management procedures. We do not control the operation of any of these facilities, and the facilities are maintained and operated by our third-party providers. Our operations therefore depend, in part, on our third-party providers’ maintenance and protection of their facilities and infrastructure against damage, interruption and other performance problems, including natural disasters, power or telecommunications failures, criminal acts, infrastructure changes, human or software errors, cybersecurity attacks, or similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct. Despite precautions taken at these facilities, the occurrence of the abovementioned event in relation to these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

Furthermore, if any of our third-party service providers experience disruptions or service lapses, or if our third-party infrastructure services agreements are terminated, we could experience interruptions in our platform, latency, as well as delays and additional expenses in arranging new facilities and services. Any prolonged service disruption affecting our platform caused by our third-party service providers could result in lengthy interruptions in the delivery of our platform and solutions, cause system interruptions, damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, cause the loss of critical data, prevent us from supporting our platform and otherwise harm our business. If there are significant increases in the traffic on the servers or on our platform, the servers hosted by third-party data center hosting facilities may be unable to achieve or maintain data transmission capacity sufficient for timely service of increased traffic or order processing and the failure of data centers, internet service providers or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform and impede our ability to grow our business and scale our operations. Lastly, any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause customers to terminate their subscriptions, and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

In the future, with the organic growth of our customer base and operation, we may be required to allocate resources, including spending substantial amounts of capital, to purchase additional capacities from the third-party data center hosting facilities or lease additional data centers and equipment and upgrade our technology and network infrastructure in order to handle the increased load. If one of these third parties suffers from capacity constraints, our business may be adversely affected. Furthermore, a significant portion of our operating cost is from our third-party data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation or otherwise, we may not be able to increase the fees for our ecommerce platform or professional services to cover the changes. As a result, our operating results may be significantly worse than forecast.

We may have insufficient computing resources, transmission bandwidth, and storage space, which could result in disruptions and our business, results of operations, and financial condition could be adversely affected.

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers, and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers and end users. The bandwidth and data centers we use may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers, and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform.

Our business may be subject to a variety of laws, regulations, and other obligations regarding data protection in Hong Kong data protection, privacy, and information security laws, regulations, rules, standards, policies, and contractual and other legal obligations, and our customers may also be subject to such laws, regulations and obligatory regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations, and financial condition.

The privacy and security of personally identifiable, personal, sensitive, regulated, or confidential information is a major focus in our industry, and we and our customers that use our products are subject to Hong Kong and possibly foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of confidential or sensitive information, including personal data. Laws and regulations governing data privacy, data protection, and information security are constantly evolving, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. The nature of our business exposes us to risks related to compliance with data protection and information security laws and regulations. Any perceived or actual failure to comply with any of these laws and regulations could result in litigation, enforcement actions, damages, fines and penalties and could harm our reputation and impair our ability to attract and retain our customers, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

For example, we may be subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing, or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable. The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate. Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

Advised by our Hong Kong counsel, Khoo & Co., we are of the view that we are not likely to be in breach of the PDPO and the PDPAO for the following reasons: (i) all of our customers are institutional users who are using our products and services without the need of providing the personal information of individuals, and (ii) we possess minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. While we strive to comply with all applicable privacy, data protection and information security laws and regulations, as well as our contractual obligations, posted privacy policies and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, and sometimes conflict among the various jurisdictions and countries in which we operate, which makes compliance challenging and expensive. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. We also may be bound by contractual obligations relating to our collection, use, processing and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Moreover, existing Hong Kong and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applied to certain other jurisdictions. As we expand our services and customer base internationally beyond Hong Kong in the future, because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products, software or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

Any failure or perceived failure by us, or any third parties with whom we do business, to comply with laws, regulations, policies, industry standards or contractual or other legal obligations relating to privacy, data protection or information security may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business. The negative publicity of us or our industry regarding actual or perceived violations of our end users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, also may impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. Any inability to adequately address data privacy or security-related concerns, complaints, inquiries or allegations when they arise, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and have a material and adverse impact on our business, financial condition and results of operations. In addition, due to data privacy or data security concerns, our ability to retain or increase our user base and user engagement may be materially and adversely affected, we may not be able to maintain or grow our revenue as anticipated and our financial results could be materially and adversely affected.

Future restrictions on the collection, use, processing, storage, sharing or disclosure of sensitive or personal information could require us to incur additional costs or modify our platform and could limit our ability to develop new functionality. While we strive to comply with our internal data privacy guidelines as well as all applicable data privacy and security laws and regulations and contractual obligations in respect of personal information, there is no assurance that we are able to comply with these laws, regulations and contractual obligations in all respects. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative or other developments. Any failure or perceived failure by us, external service providers or business partners to comply may result in proceedings or actions against us, including fines and penalties or enforcement orders (including orders to cease processing activities) being levied on us by government agencies or proceedings or actions against us by our business partners, customers or end-users, including class action privacy litigation in certain jurisdictions, and could damage our reputation and discourage current and future users from using our products and services, which could materially and adversely affect our business, financial condition and results of operations. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluating our policies and processes and adapting to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices. Concerns about the security of personal information also could lead to a decline in general Internet usage, which could result in a decrease in demand for our products and services and have a material and adverse effect on our business, financial condition and results of operations. Furthermore, if the local government authorities in our target markets require real-name registration for users of our platform, the growth of our customer and end-user bases may slow down, and our business, financial condition, and results of operations may be adversely affected.

Evolving global laws, regulations and standards, including data privacy regulations and data localization requirements, may limit the use and adoption of our services globally, expose us to liability, or otherwise adversely affect our business and international growth.

Various governmental bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the Internet as a commercial medium. These laws and regulations could impact taxation, internet neutrality, tariffs, content, copyright protection, distribution, electronic contracts and other communications, consumer protection and data privacy, and the characteristics and quality of services we offer. Legislators and regulators may make legal and regulatory changes or apply existing laws in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, complaints, inquiries, allegations, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consent to the collection and processing of personal information, where applicable) may potentially deter end users from consenting to certain uses of their personal information.

As we expand internationally from Hong Kong into new industries and regions, we will likely need to comply with new requirements to compete effectively. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions or subject us to sanctions regulators, all of which could harm our business, financial condition and results of operations. Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments, or our internal practices.

Our future international expansion may render us susceptible to risks associated with international sales and the use of our platform in various countries.

We currently only have customers and operations in Hong Kong. Part of our growth strategy is to further expand our operations and customer base internationally. We plan to adapt and develop strategies to address international markets, but such efforts may not be successful. Our international expansion and development in new jurisdictions may expose us to risk related to staffing and managing cross-border operations, reduced brand awareness in new markets and lack of acceptance of our products and services, competition with established local competitors and increased costs and difficulty protecting intellectual property and sensitive data, political risks, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements (including with respect to privacy, security and labor), challenges caused by distance, language and cultural differences, exchange rate risk and political instability. Accordingly, our efforts to develop and expand the geographic coverage of our operations may not be successful, which could limit our ability to expand our operation, market shares, and/or business. Furthermore, our sales and the use of our platform in various countries subject us to risks that include, but are not limited to:

●	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations;

●	difficulties in managing systems integrators and technology partners;

●	differing technology standards and development status;

●	our ability to effectively price our products in competitive international markets;

●	new and different sources of competition or other changes to our current competitive landscape;

●	understanding and reconciling different technical standards, data privacy and telecommunications regulations, registration and certification requirements outside of Brazil, which could prevent customers from deploying our products or limit their usage;

●	our ability to comply with laws, regulations and industry standards relating to data privacy, data localization and security enacted in countries and other regions in which we operate or do business;

●	potentially greater difficulty collecting trade receivable and longer payment cycles;

●	higher or more variable network service provider fees outside of Hong Kong;

●	the need to adapt and localize our products, services, and platforms for specific countries;

●	the need to offer customer support in various languages;

●	lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;

●	greater difficulty in enforcing contracts, including our universal terms of service and other agreements;

●	differing labor law and regulations;

●	reduced or uncertain protection for intellectual property rights in certain countries, or more limited protection for intellectual property rights in some countries;

●	compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the UK Bribery Act of 2010, and similar laws and regulations in other jurisdictions;

●	changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;

●	compliance with (1) tax regulations in the countries in which we will operate, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings, which may lead to unintended abusive planning, penalties and reputational risk, or being deemed a permanent establishment and (2) payment obligations of tax on digital services in jurisdictions where we do not have a legal presence;

●	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

●	restrictions on the transfer of funds;

●	deterioration of political relations between the PRC and other countries; and

●	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

These factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Our future expansion efforts that we undertake may not be successful. Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, our business and operating results will suffer.

If we fail to offer high-quality customer support, our business and reputation could suffer.

Our customers depend on our customer support team to assist them in deploying our products and services effectively, help them resolve post-deployment issues quickly and provide ongoing support. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to renew our service with the existing customers and to gain new customers could suffer and our reputation with existing or potential customers could be harmed.

As we grow our customer base, we will need to further invest in and expand our customer support teams, which could strain our resources and reduce profit margins. If we do not devote sufficient resources or otherwise do not help our customers adopt our products and services, quickly resolve any post-implementation matters, and provide effective ongoing support and training, our ability to expand sales to existing and future developers and customers and our reputation would be adversely affected. Our support teams may also face additional challenges associated with our contemplated international expansion operations, including those associated with delivering support and documentation in multiple languages. Increased demand for the developer and customer support, without corresponding revenue, could increase costs and adversely affect our business, operating results and financial condition. Any failure to maintain high-quality developer and customer support, or a market perception that we do not maintain high-quality developer and customer support, could adversely affect our reputation, business, operating results and financial condition.

We have not entered into long-term sales agreements with our customers and rely on demands from our major customers and our sales may fluctuate subject to our customers’ demands.

Our operating subsidiary Wching HK does not enter into any long-term (more than one year) agreements with our customers across diverse industries, including food, education, retail, and insurance, etc., and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Accordingly, the number of purchase orders we receive from our customers may fluctuate from time to time, making it difficult for us to project future purchase orders. Our success depends on receiving continuous purchase orders from our customers. If, for any reason (including product quality or product price), our customers no longer place purchase orders with us at the same level or on similar terms which they have historically done so, or at all, in the future (for example, in the event of a decrease in customers’ end products due to economic downturn), or purchasers remove us from their list of nominated suppliers to their manufacturers which can no longer purchase our products. If we are unable to obtain purchase orders in substitution or develop new customers, our business may be materially and adversely affected.

We face fierce competition from other players in the industry in which we operate.

The software solutions industry is highly fragmented and competitive due to numerous small to medium-sized players in Hong Kong. While we possess a competitive edge in the form of our SaaS platform services, we still face keen competition from numerous competitors operating on different scales in the software solution market. Given the fierce competition, we may have to adjust our profit margin and adopt a more competitive pricing strategy to maintain our market position. In the event that we fail to differentiate ourselves from our competitors both locally and/or globally, we may not be able to maintain our customer base and market share, and our business, financial condition, and results of operations may be adversely affected.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with software development, and technical, information technology engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to our future success. Competition for highly skilled personnel in Hong Kong (or for the countries in which we operate in the future) can be intense due in part to the more limited pool of qualified personnel, and we have experienced difficulties hiring employees from foreign jurisdictions. As our operations expand and experience growth, we will require additional employees to sustain the increased use of our platform and services. We may not be successful in attracting and retaining qualified personnel. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, and future growth prospects could be severely harmed.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our success depends substantially upon the continued services of our executive officers and other key members of management, particularly our Chief Executive Officer and other key employees, to execute our business plan and to identify and pursue new opportunities and product innovations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business, causing significant delays or preventing the achievement of our strategic objectives.

We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business and could affect our corporate culture. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of our third-party service providers could delay or interrupt service to our customers and their customers, harm our reputation or subject us to significant liability.

We collect, transmit, use, disclose, store and process proprietary information and other confidential information, of our employees, our business partners, our customers and their end-consumers. Using our platform and CRM and ERP software solutions, our customers may also collect, transmit, use, disclose, store and process personal information and other confidential information. We cannot and do not proactively monitor the content that our customers upload or the information provided to us through our platform and software; therefore, we do not control the substance of the content on our servers, which may include personal information. Any security breaches could expose us to a risk of loss of this information, litigation and possible liability.

We use third-party service providers, such as cloud hosting services, to deliver services to customers and their end-consumers. These service providers may also collect, transmit, use, disclose, store and process personal information and/or other confidential information of our employees, our business partners, our customers and their end-consumers. This information, and the information technology systems that store such information, have in the past and may in the future be the target of unauthorized access or intrusion, or subject to security breaches and other incidents, including as a result of third-party action, employee or contractor error, nation-state malfeasance, malware, phishing, computer hackers, system error, software bugs or defects, process failure or otherwise. Cybersecurity threats, privacy breaches, insider threats or other incidents and malicious internet-based activity continue to increase, evolve in nature and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, as well as the nation-state and nation-state-supported actors.

Since we leverage third-party partners and service providers, including cloud, software, data center and other critical technology vendors to deliver our solutions and platform, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. We may also become liable in the event our third-party service providers are subject to security breaches, privacy breaches or other cybersecurity threats. Furthermore, our customers are the data controller of their data, such as the data of their employees, proprietary information of their business and operations, and/or the personal information of their end-consumers, and we do not control the transmissions and usage of data by our customers, who are ultimately responsible for any privacy or security breaches involving such personal data. It is impracticable for us to ensure the integrity or security of our customer’s data processing system or policy, since our platforms are used as our customer’s data processor, we may be held jointly or severally liable if we (or our third-party service provider) are found to not have instituted adequate data security measures on our platform. Any security breach of our customer’s data, even without our fault, could result in a loss of confidence in the security of our service, damage our reputation, disrupt our business, lead to legal liability and negatively impact our future sales.

We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Since techniques used to obtain unauthorized access change frequently and the sophistication and other cybersecurity attacks are increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. Any actual or perceived attack or other security breach or incident could delay or interrupt service to our customers and their customers, and could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data or data we rely on to provide our solutions, may deter consumers from visiting our customers’ shops, damage our reputation and brand, expose us to a risk of litigation, indemnity obligations and damages for breach of contract, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any attack or other security breach or incident and implement additional security measures.

Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones. Our failure to comply with legal, contractual, or standards-based requirements around the security of personal information could lead to significant fines and penalties, as well as claims by our customers, their end-consumers, or other stakeholders. These proceedings or violations could force us to incur substantial resources and capital in defense or settlement of these proceedings, resulting in the imposition of monetary liability, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platforms. We currently do not maintain cybersecurity insurance, and in the event we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim. The successful assertion of one or more large claims against us, or changes in any insurance policies we may enter into, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

There are risks for which our insurance policies may not adequately cover or for which we have no insurance coverage. Insufficient insurance coverage or the materialization of such uninsured risks could adversely affect us.

Our insurance policies may not adequately cover all risks to which we are exposed. We do not maintain any business interruption or key person life insurance. In addition, we cannot guarantee that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business and the trading price of our Ordinary Shares. Moreover, we are subject to risks for which we are uninsured, such as war, acts of God, including hurricanes, other force majeure events and breaches of the security of our systems by hackers. If certain damaging events occur and we are not adequately insured against them, they may, individually or together, adversely affect our results of operations and require us to commit significant cash resources to cover such losses. See “Business — Insurance.”

We may be subject to various legal proceedings which could adversely affect our business, financial condition or results of operations.

We may be involved in various legal proceedings, investigations and similar matters from time to time arising from tax, civil and labor claims, amongst others. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Any insurance or indemnities that we may have may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these legal proceedings, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations. In addition, certain legal proceedings may result in negative publicity or affect our reputation. As of the date of this annual report, we are not involved in any legal proceedings.

In addition, media coverage and public statements that insinuate improper actions by us or our subsidiaries, regardless of their factual accuracy or truthfulness, may result in negative publicity or legal proceedings. Addressing negative publicity and any resulting legal proceeding may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation or the morale of our employees, which could adversely affect our business, financial condition and results of operations.

If we are unable to properly manage our growth, our results may be adversely affected.

We may fail to correctly estimate, qualitatively or quantitatively, the costs and risks associated with our expansion, and can offer no assurance that our systems, procedures, business processes and management controls are sufficient to support the expected rapid expansion of our operations, including expansion to new markets and verticals. We cannot assure you that our current and planned systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, we have entered and may enter into new lines of business that may involve complexities associated with the new products, services and regulations, which could place a strain on our management and operational and financial resources in the future. If we fail to successfully manage growth, our results of operations may be adversely affected.

We may experience difficulties in achieving our acquisition strategy, which could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

We may, from time to time, acquire businesses, products, services and technologies. Any transactions we enter into could be material to our financial condition and the results of operations. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. Our acquisitions or investments may not produce the results that we expect at the time we enter into, or complete a given transaction, or may create unforeseen operating difficulties and expenditures.

We may also experience difficulties integrating the personnel of the acquired company into our business and culture. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our existing business. Key personnel of the acquired companies may choose not to work for us, their software may not be easily adapted to work with ours, or we may have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. The anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities, such as:

●	use of resources that are needed in other areas of our business;

●	the acquisition may not promote our business strategy as we expected, we may not be successful in integrating an acquired business or technology as successfully as expected, such integration may require spending more resources or we may not receive the expected return on our investments;

●	the difficulty incorporating acquired technologies or products with our existing product lines, as well as maintaining uniform standards, architecture, controls, procedures and policies;

●	in the case of an acquisition, coordination of product, software engineering, and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products of the acquired company and difficulty converting the customers of the acquired company onto our platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

●	in the case of an acquisition, retention and integration of employees from the acquired company;

●	unforeseen costs or liabilities;

●	adverse effects to our existing business relationships with partners and customers as a result of the acquisition or investment; we may have cost overruns resulting from the continued support and development of acquired products, from general and administrative functions that support new business models or from associated regulations that prove to be more complicated than originally expected;

●	the possibility of adverse tax consequences;

●	litigation or other claims arising in connection with the acquired company or investment; and

●	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

We may spend time and capital on acquisitions that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, any such purchase would reduce our cash reserves, and to the extent the purchase price is paid with any of our shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, any such purchase would increase our level of indebtedness and could negatively affect our liquidity, restrict our operations and materially adversely affect our results of operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to be unable to take advantage of certain acquisition opportunities.

The occurrence of any of these events could materially adversely affect our business, operational results, financial condition or cash flow, especially with respect to a large acquisition or several concurrent acquisitions.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. At this time, we have made no commitments or agreements with respect to any such transaction.

We may be unable to implement our future business plans and objectives successfully.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may, in the future, pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce the expected or intended results.

We may require additional financing to support our future capital requirements. Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our Ordinary Shares.

We have funded our operations since inception primarily through equity and debt financings and payments by our customers for the use of our platform and related services. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of Hong Kong, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders could have rights senior to holders of Ordinary Shares to make claims on our assets. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders may experience dilution, and the new equity securities could have rights senior to those of our Ordinary Shares. On January 15, 2025, the Company entered into Securities Purchase Agreements with several investors pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 25,000,000 Ordinary Shares at the price of $0.40 per Ordinary Share for gross proceeds of $10,000,000. The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-284034), originally filed with the U.S. Securities and Exchange Commission on December 23, 2024. The Company intends to use the net proceeds of the offering primarily for marketing and branding, expanding service capacity and general corporate purposes. Because our decision to issue securities in the future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our shareholders bear the risk of future issuances of debt or equity securities reducing the value of our Ordinary Shares and diluting their interest.

We could incur substantial costs in maintaining, enforcing, protecting or defending our intellectual property and proprietary rights. Failure to adequately obtain, maintain, enforce and protect our intellectual property and proprietary rights could impair our competitive position and cause us to lose valuable assets, experience reduced revenue and incur costly litigation.

Our success depends, in part, on our ability to protect our brand, trade secrets, trademarks, patents, domain names, copyrights and proprietary methods and technologies, whether registered or not, that we develop under patent and other intellectual property laws of Hong Kong and other jurisdictions, so that we can prevent others from using our inventions and proprietary information. We rely on a combination of trade secrets, trademarks, copyrights, patents laws, contractual provisions with our employees, consultants, suppliers, third-party contractors and third parties with whom we have relationships, trademarks, service marks and copyrights in an effort to establish and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property and intellectual property laws may be inadequate, breached, may offer only limited protection, and may not adequately permit us to gain or keep any competitive advantage. Third parties may misappropriate, disclose, obtain, copy or use our intellectual property or other proprietary rights or technology without our authorization, or otherwise violate our intellectual property and proprietary rights and we may be required to spend significant resources to monitor, protect and enforce our intellectual property rights. Policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected. Despite our efforts to protect our intellectual property and proprietary rights, there can be no guarantee that such rights will be sufficient to protect against others offering products or services that are substantially similar to ours, independently developing similar products, duplicating any of our products, other adopting trade names similar to ours, competing with our business or attempting to copy aspects of our technology and using information that we consider proprietary, thereby impeding our ability to promote our platform and possibly leading to customer confusion.

In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection and the approach we select may ultimately prove to be inadequate. In order to protect our proprietary information and technology, we rely in part on confidentiality agreements with our employees, consultants, third-party developers, partners, and other parties who create intellectual property on our behalf and enter into confidentiality agreements with our employees, consultants, strategic and business partners and other parties who have access to our confidential information. However, these agreements may not be effective in controlling access to and distribution of our proprietary information and intellectual property, may not be self-executing, sufficient in scope or enforceable, and these agreements do not prevent our competitors or partners from independently developing technologies that are equivalent or superior to our platform. We also cannot guarantee that we have entered into such agreements with all parties who may have or have had access to our proprietary and confidential information or otherwise developed intellectual property for us or that the agreements we have entered into will not be breached. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources in connection with intellectual property-related disputes, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, resulting in the substitution of inferior or more costly technologies into our platform, or injure our reputation.

If we elect to file patent applications in the future, we may be unable to obtain patent protection for the technology covered in our patent applications or obtain the coverage originally sought. In addition, any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties, which could result in them being narrowed in scope or declared invalid or unenforceable. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology or file a suit against us. Any of our patents, trademarks or other intellectual property rights may lapse, be abandoned, be challenged, or circumvented by others or be invalidated through administrative process or litigation.

We also may be unable to obtain trademark protection for our products and brands, and our trademarks that are currently in the process of registration, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, our trademarks may be contested or found unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them.

Currently, all of our operations and customers are based in Hong Kong. If we expand our international presence, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Moreover, effective trademark, copyright, patent and trade secret protection may not be available or commercially feasible in every country in which we conduct business, as the laws of certain foreign countries may not protect intellectual property rights and technology to the same extent as the laws of the United States or Hong Kong. Further, intellectual property law, including statutory and case law, is constantly developing and changes in, or unexpected interpretations of, intellectual property laws could make it harder for us to enforce our rights. Third parties may also legitimately and independently develop products, services and technology similar to or duplicative of our products and solutions.

We may be subject to claims by third parties that we have infringed, misappropriated, or otherwise violated their intellectual property. Such litigation could result in the impairment or loss of portions of our intellectual property and require us to, among other things, redesign or stop providing our products, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. We may be required to change, in whole or in part, certain of our products that have allegedly infringed upon the intellectual property rights of third parties. Any changes to our products or to revenue attributable to any of our products that are in violation of others’ intellectual property rights may materially adversely affect our results of operations, reputation and the demand for our products. In addition, such changes may require attention from our management, cause us to incur additional legal expenses, or in some cases, require us to create reserves, all of which may materially adversely affect us. Furthermore, litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. Litigation brought to defend, protect, or enforce our intellectual property rights could be costly, time-consuming and distracting to management, regardless of the outcome. Enforcement of our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Many companies may have the capability to dedicate greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. In addition, because of the substantial discovery required in connection with intellectual property litigation, our confidential or sensitive information could be compromised by disclosure in such litigation. There could also be public announcements regarding the results of such litigation and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Ordinary Shares.

We may incur losses or experience disruption of our operations as a result of act of God, unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics such as COVID-19, Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with customers and the relevant listing authorities. For example, epidemics threaten people’s lives and may adversely affect their livelihood as well as their living and consumption patterns. The occurrence of an epidemic is beyond our control, and we cannot assure you that the outbreak of coronavirus (including COVID-19), severe acute respiratory syndrome, the H5N1 strain of avian influenza, the H1N1 strain of swine flu, the Zika virus or any other epidemics or pandemics will not happen. Any epidemic or pandemic occurring, such as the most recent outbreak of COVID-19, in the PRC, Hong Kong, Taiwan and Macau, or even in areas outside of the PRC, Hong Kong, Taiwan and Macau, may severely affect and restrict the level of economic activity as the government may impose regulatory administrative measures quarantining affected areas or other measures to control the outbreak of the disease, which in turn may adversely affect our business, financial condition and results of operations.

Our headquarter is located in Hong Kong, where our directors and management and all of our employees currently reside. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarter, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Inflation, especially the increases in labor costs, may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident funds for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Our costs and expenses may remain constant or increase even if our revenues decline.

A significant portion of our operating costs, including salary and rent, is fixed. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses may not decrease proportionately. In addition, our staff costs and rent may increase over time. However, we cannot assure you that we have the ability to pass increased costs on to our customers through service fee increases as it depends on a variety of factors beyond our control, such as the global economic environment and stock market conditions. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since late December 2019, the outbreak of COVID-19 has spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later, on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, a COVID-19 vaccination program was greatly promoted around the globe; however, several types of COVID-19 variants emerged in different parts of the world.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. For instance, China’s extended COVID-19 lockdown of Shanghai, a major port and business center, has led to logistical disruptions that have almost caused the transport of goods to be ground to a halt. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the transportation of goods and materials, such as us, which relies on materials supplied by our U.S. licensor, which are produced in the U.S., and materials and products from our suppliers in the PRC, may suffer from the logistical disruptions across the extended supply network.

Furthermore, our business may be adversely affected if concerns relating to COVID-19 continue to restrict travel or result in the Company’s personnel, vendors, and services providers being unavailable to pursue their business objectives free of COVID-19-related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing, which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity, and third-party financing, became unavailable on terms acceptable to us or at all.

By mid-2023, the global situation had stabilized to some degree, with most countries having lifted the majority of COVID-19 restrictions. However, the pandemic has left an indelible mark, both in terms of the lives lost and the profound economic and social disruption it has caused. Businesses across many industries, including our own, have had to adapt to the challenges posed by lockdowns, supply chain disruptions, changing consumer behavior, and ongoing uncertainty.

Looking ahead, the long-term impacts of COVID-19 remain highly uncertain. While vaccination efforts and the development of new treatments have provided hope, the potential for future variants and resurgences means the threat of renewed disruption continues to loom. Our business will need to remain vigilant and nimble in responding to any evolving COVID-19 developments in the years to come.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the generally negative impact of the COVID-19 outbreak on the apparel industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

We are also vulnerable to natural disasters and other calamities. Our office is presently located on a leased premise. We cannot assure you that such property will have adequate measures to protect itself from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events.

The working capital deficit as of December 31, 2022 and 2023 and raises substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2023, the Company continued having a working capital deficit of US$268,232. This circumstance gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2023. As of December 31, 2022, the Company continued having a working capital deficit of US$875,448. This circumstance gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2022.

The Company intends to meet the cash requirements for the next 12 months from the issuance date of these consolidated financial statements through operations and financial support from our Controlling Shareholder, financial institutions, and investors. Upon the completion of the initial public offering on October 3, 2024, before deducting estimated placement agent’s commissions, estimated offering expenses and transaction costs, proceeds of US$4,400,000 was received. On January 15, 2025, the Company entered into Securities Purchase Agreements with several investors pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 25,000,000 Ordinary Shares at the price of $0.40 per Ordinary Share for gross proceeds of $10,000,000. Furthermore, the Company is obtaining the additional financing or negotiating the terms of the existing short-term liabilities, and with the continuous efforts on improving operational efficiency, cost reductions and enhancing efficiency, the Company considers they are able to continue as a going concern to meet our liquidity needs for the next 12 months. Despite the Company’s efforts to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. Therefore, there is a substantial doubt about the ability of the Company to continue as a going concern, and that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the laws and regulations of Mainland China, which may impact our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

Wellchange Cayman is a holding company, and we conduct our operations in Hong Kong through Wching HK, our wholly owned Operating Subsidiary, formed in Hong Kong. Substantially all our operations are located in Hong Kong and none of our customers or suppliers are located in Mainland China. Our Operating Subsidiary does not have operations in Mainland China or is not regulated by any regulator in Mainland China. Pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future, and it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political arrangement, or other unforeseeable reasons.

In the event that our Hong Kong Operating Subsidiary is to become subject to the laws and regulations of Mainland China, the legal and operational risks associated with Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there may be substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause a devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Our Operating Subsidiary is located and operates in Hong Kong, a special administrative region of the PRC. As advised by Khoo & Co., our counsel as to the laws of Hong Kong, pursuant to the Basic Law of Hong Kong, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including rules and regulations established by the China Securities Regulatory Commission (the “CSRC”) do not apply to our businesses in Hong Kong. We are not currently required to obtain permission from the PRC government to continue to list on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

There remain significant uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer and continue to offer securities on U.S exchanges, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China,” or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules, companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. Due to the lack of further interpretations, the exact scope of what constitutes an “operator of critical information infrastructure” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Measures for Cybersecurity Review (2021) stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this annual report, we have not received any notice from any authorities identifying us as an “operator of critical information infrastructure” or “data processor” or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this annual report, we have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

As advised by our Hong Kong counsel, Khoo & Co., pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong).Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the Measures for Cybersecurity Review (2021), PIPL, or other relevant Mainland China data privacy, cybersecurity laws and other regulations do not apply to our businesses in Hong Kong.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you when or whether we will be subject to such filing requirements or whether we will be able to get clearance from the CSRC in a timely manner or at all, even though we believe that none of the situations that would clearly prohibit overseas offering applies to us. As advised by our Hong Kong counsel, Khoo & Co., we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before offering or continuing to offer our Ordinary Shares in the U.S. because pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the offering and continuing to offer of our Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas offering applies to us.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to continue to list our securities on a U.S. securities exchange or issue securities to foreign investors. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the continued listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Although we and our subsidiaries are not based in Mainland China and we have no operations in Mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of the investors.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law ensured Hong Kong would retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs, including but not limited to the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. Furthermore, pursuant to the Basic Law, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC, which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.”

We and our subsidiaries are not based in Mainland China and do not have operations in Mainland China. Furthermore, none of our customers and suppliers are located in Mainland China. We currently do not have or intend to set up any subsidiary in Mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in Mainland China. However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the Mainland China may also apply to operations in Hong Kong in the future.

There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or become worthless.

Furthermore, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our Operating Subsidiary’s operations at any time could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are registering. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which took effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future, and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to continue to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam and current chief executive John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our Hong Kong subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

There are some political risks associated with conducting business in Hong Kong.

Our operations are based in Hong Kong. Accordingly, the political and legal developments in Hong Kong will affect our Operating Subsidiary’s business operations and financial conditions. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of Wching HK, our Operating Subsidiary. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our Operating Subsidiary’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our Operating Subsidiary’s business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance, or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiary’s business operations, which could in turn, adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

All of our operations are concentrated in Hong Kong. Our business performance is highly influenced by the economic, political, and social conditions of Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

All our business operations were carried out in Hong Kong and substantially all of our customers are companies based in Hong Kong. Accordingly, our prospects, financial condition and results of operations are substantially dependent on economic conditions in Hong Kong and are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities, which would in turn, have a material adverse impact on our business.

The economic conditions in general of Hong Kong are highly sensitive to conditions of the political, social and economic conditions in Mainland China and globally. When there are unfavorable changes to the global or local market conditions, the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the global, Hong Kong or Chinese economy may affect the confidence of our existing and prospective customers, who are substantially SMBs that is sensitive to economic and market fluctuation, in the economy as a whole and have a negative impact on our business, the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and the results of operations.

Hong Kong and other key international economies have experienced in the past a downturn in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, and overall uncertainty with respect to the economy. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our cloud CRM and ERP solutions and services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect renewal rates, all of which could adversely affect our operating results.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect the economy of Hong Kong. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable trading, market and economic conditions in Hong Kong, Mainland China, and elsewhere in the world, and the escalations of the tensions that affect trade relations may lead to slower growth in the Hong Kong economy in general, which could negatively affect our customers’ business and materially reduce demand for our services solutions and increase price competition, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenues or within a timeframe sufficient to offset any decreases in revenues relating to changes in the market and economic conditions.

Given the close ties between Hong Kong and Mainland China, the stability of the Hong Kong economy and the domestic market is susceptible to the general economic, political, and regulatory environment in Mainland China. Any material adverse changes in the economic performance, political situations, and regulations in Mainland China may adversely affect the general economic condition in Hong Kong. The economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate, and control of foreign exchange. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange.

Furthermore, the ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Hamas and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. The hostilities and sanctions resulting from those hostilities have adversely affected and could continue to adversely affect global financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia, Israel, or the adjoining geographic regions. However, we cannot predict the progress or outcome of the situation in Ukraine, or Israel, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn, have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the COVID-19 pandemic, political uncertainty, Russo — Ukraine war, the outcome of the Sino — US trade dispute, Israel — Hamas conflict, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn, adversely affect the operations and profitability of our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to the public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

A downturn in Hong Kong, mainland China, the global economy, or a change in China’s economic and political policies could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and Mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Recent geopolitical developments, including the announcement on April 2, 2025 by U.S. President Donald J. Trump on sweeping tariffs on a wide range of imports may have an adverse effect on the global economy. Although we do not currently export goods or services to the United States, we intend to do so in the future, and such measures could limit our ability to enter or compete in that market. These tariffs may also contribute to broader economic uncertainty, disrupt regional trade flows, and increase costs in our supply chain. Any resulting slowdown in global economic activity or increased barriers to trade could materially and adversely affect our business and results of operations.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular, if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

It may be difficult for overseas and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within Mainland China. While the detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase the difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation or collect evidence in Mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in Mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanisms established with the securities regulatory authority of the PRC.

All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate from Mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that that U.S. regulators may seek.

Risks Related to Our Ordinary Shares

An active trading market for our Ordinary Shares may not be maintained and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be maintained. If an active public market for our Ordinary Shares is not maintained, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their shares.

As a public company, we are subject to the reporting requirements under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. As such, meeting these requirements may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, specifically, Nasdaq Listing Rule 5550(a)(2), our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria for maintaining our listing, our securities could be subject to delisting.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our Ordinary Shares for the 33 consecutive business days from March 11, 2025, to April 25, 2025, the Company no longer meets the Minimum Bid Price Requirement. On April 28, 2025, the Company received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC notifying the Company that it failed to maintain a minimum bid price of $1.00 over the previous 33 consecutive business days. If we do not comply with the Nasdaq rules in the future, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting. The Rules provide the Company a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180 day period the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide written confirmation of compliance. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our Board of Directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our Board of Directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors in a public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. On February 8, 2024, we filed the registration statement on Form F-1 with the SEC (File No. 333-276946) (as amended, the “Resale Prospectus”), which was declared effective on September 30, 2024, for one (1) existing shareholder of the Company to register its existing shareholding of 900,000 Ordinary Shares. These shares, which were sold together with the 1,100,000 Ordinary Shares in our initial public offering, are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). On January 15, 2025, the Company entered into Securities Purchase Agreements with several investors pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 25,000,000 Ordinary Shares at the price of $0.40 per Ordinary Share for gross proceeds of $10,000,000. The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-284034), originally filed with the U.S. Securities and Exchange Commission on December 23, 2024.

The Ordinary Shares held by our other existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in (i) China and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with (1) sole discretion to select the firms, audit engagements, and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it can no longer inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our previous auditor, WWC, P.C., the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in November 2021, and as of the date of this annual report, WWC, P.C. is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. Our current auditor, SR CPA & CO., is also an independent registered public accounting firm registered with the PCAOB and subject to PCAOB inspections with the applicable professional standards. SR CPA & Co. has not undergone a PCAOB inspection as of the date of this annual report. As of the date of this annual report, SR CPA & CO. is not subject to and not affected by to the PCAOB’s December 2021 Determination Report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate WWC, P.C. or SR CPA & CO. completely because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to continue to list our Ordinary Shares, which could materially impair the market for and market price of our Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

From the closing of our initial public offering on October 3, 2024 to the date of this annual report, the trading price of our Ordinary Shares has ranged from $0.1168 to $9.360 per Ordinary Share. The trading prices of our Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S. — listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may, from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	new product and service introductions by our competitors;

●	technical difficulties, defects, or interruptions in our service;

●	general economic, political, and social conditions in Hong Kong that may adversely affect either our existing customers’ ability or willingness to renew their subscription, purchase additional subscriptions or upgrade their service, delay a prospective customer’s purchasing decision, or reduce the value of new subscription;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, controlling shareholder, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or controlling shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Many of these factors are outside of our control, and any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a small-capitalization company with a small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in prices occurring in any trading day session. Holders of our Ordinary Shares may also have difficult liquidating their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or sell their shares at all.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Ordinary Shares or cause them to be worthless.

Wellchange Cayman is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and finance the growth and development of our business. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (As Revised), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such a company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Wellchange Cayman to Wching HK or from Wching HK to Wellchange Cayman, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on the price appreciation of our Ordinary Shares for returns on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely, the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares, and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more analysts who cover us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are relying on certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. On December 23, 2024, we obtained an exemption letter from our Cayman counsel, Ogier, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements. Specifically, as permitted under Cayman Islands law and our amended and restated memorandum and articles of association, we did not hold an annual general meeting of shareholders in 2024.

Despite relying on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. We may, in the future, rely on other exemptions under Nasdaq rules to follow home country practices for additional corporate governance requirements. If we choose to follow other home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such an extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our Ordinary Share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we may be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We may invest in obtaining director and officer liability insurance. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, as our Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect the amount of proceeds we will have available for our business.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how and how quickly we use our liquid assets and cash. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation — Passive Foreign Investment Company (“PFIC”).”

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing this annual report, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2022, 2023 and 2024, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; (3) our lack of proper procedures developed and implemented for system security and access as well as segregation of duties in relation to the system; (4) our lack of proper procedures developed for system development, program change management policies and critical change management control processes and procedures; and (5) our lack of proper procedures developed and implemented for IT policy and procedure as well as operating system security management control.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of policies and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluations of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before our initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of Mainland China. While the detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanisms established with the securities regulatory authority of the PRC. Additionally, our Hong Kong counsel Khoo & Co. advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, all of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Ogier has informed us that there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Khoo & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts cannot be directly enforced in Hong Kong in accordance with the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”), as the application of the Ordinance is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. The common law permits an action to be brought upon a foreign judgment, but it is subject to various conditions including, but not limited to, that the foreign judgement must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our controlling shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

Corporate Structure

The following diagram illustrates our corporate legal structure and identifies our subsidiaries as of the date of this annual report.

Holding Company Structure

Wellchange Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own, and we conduct all our operations in Hong Kong through Wching HK, our sole operating subsidiary as of the date of this annual report.

As a result of our corporate structure, Wellchange Cayman’s ability to pay dividends may depend upon dividends paid by Wching HK. If our existing operating subsidiary Wching HK or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

History of Share Issuance

Wellchange Cayman was incorporated under the laws of the Cayman Islands as a limited company on July 13, 2023 as a holding company, for purposes of effectuating the initial public offering. On the date of its incorporation, one (1) Ordinary Share was issued to Mapcal Limited. On the same day, Mapcal Limited transferred one (1) Ordinary Share to Mr. Shek Kin Pong for a consideration of $1.00.

Prior to the Reorganization as described below, our Company historically conducted our business through Wching HK, a company incorporated under the laws of Hong Kong.

Wching HK was incorporated under the law of Hong Kong on April 20, 2012. Since its inception, Wching HK has been specializing in offering custom software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and white-label software design and development services.

Pursuant to the Reorganization in August 2023 as described below, Wellchange Cayman became the holding company of Wching HK, through the intermediate holding company, Victory Hero. Upon the completion of the Reorganization on August 30, 2023, Wellchange Cayman became the holding company of its subsidiaries.

As of the date of this annual report, details of Wellchange Cayman’s subsidiaries are as follows:

Name	Background	Ownership	Principal activities
Victory Hero Capital Limited (“Victory Hero”)	— A BVI company — Incorporated on August 14, 2023 — Issued share capital of US$1	Wholly-owned by the Company	Investment holding

Wching Tech Ltd Co. Limited (“Wching HK”)	— A Hong Kong company — Incorporated on April 20, 2012 — Issued share capital of HK$10,000	Wholly-owned by Victory Hero	Provision of tailor-made software solutions, cloud-based software-as-a-service (“SaaS”) services, and white-labelled software design and development services

Initial Public Offering

On October 3, 2024, the Company completed its initial public offering of 1,100,000 Ordinary Shares at the public offering price of US$4.00 per Ordinary Share on Nasdaq, as a result of which the Company had 21,100,000 Ordinary Shares issued and outstanding. In connection with the closing of the initial public offering, the Company also issued to Dominari Securities LLC, the representative of the underwriters in the initial public offering, warrants to purchase up to 38,500 Ordinary Shares.

Over-allotment Option Exercise

Subsequent to the initial public offering, on October 15, 2024, the representative of the underwriters in the Company’s initial public offering, Dominari Securities LLC, fully exercised its over-allotment option to purchase an additional 165,000 Ordinary Shares. In connection with the over-allotment option exercise, on October 17, 2024, the Company issued Dominari Securities LLC warrants to purchase up to 5,775 Ordinary Shares.

Secondary Public Offering

On January 17, 2025, the Company completed its secondary public offering of 25,000,000 Ordinary Shares at a public offering price of $0.40 per Ordinary Share, as a result of which the Company had 46,265,000 Ordinary Shares issued and outstanding.

Corporate Information

Our principal executive office is located at Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong. Our telephone number at this address is +852 9815 6458. Our registered office in the Cayman Islands is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://wellchange.co/. The information contained on our website is not a part of this annual report.

4B. Business Overview

Overview

We are an enterprise software solution services provider headquartered in Hong Kong. We conduct all operations in Hong Kong through our Operating Subsidiary, Wching HK. We provide customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (“ERP”) software solutions.

We believe that SMBs are, and will continue to be, a vital component of the economy. However, we have observed that most SMBs rely on antiquated, laborious, inefficient processes or software systems to manage and execute most of their back-office and front-office operational functions. To compete effectively, we believe SMBs require modern integrated software solutions that can automate and streamline operational functions to reduce costs and allow them to focus on higher value-added activities. Furthermore, the COVID-19 pandemic also accelerated technology adoption by SMBs as they were required to respond to new challenges, such as facilitating remote work and finding new methods to engage with customers. At the same time, SMBs also have distinctive technology needs when adopting and transforming to software technologies — we believe SMBs prefer low-cost solutions that are easy to implement, onboard, and integrate and require little ongoing maintenance.

We focused on innovation, agility, and reliability, enabling us to adapt to our customers’ needs, deliver user-friendly software solutions and services and develop a comprehensive portfolio of integrated solutions. Our ERP solutions, together with our proprietary software technology, are engineered to enable SMBs of different business models, scales of operations, and needs, in their day-to-day business activities, to support back-office and front-office functions, such as finance and accounting, procurement, manufacturing, inventory management, order management, warehouse management, supply chain management, Customer Relationship Management (“CRM”), professional services automation, project and file management, human resources management, e-commerce, and marketing automation. Our portfolio of software and applications modules also allows our customers and users to scale up and customize to meet specific business and operation needs.

The principal market we operate in is Hong Kong. As set forth in the following table, our revenue was derived from the sale of customized software solutions, white label software, and subscription services, and all revenues are generated from Hong Kong.

	Years ended December 31,
	2023		2024
	US$	%	US$	%
Customized software solutions	1,813,678	72.8%	1,119,210	48.5%
White label software	382,527	15.4%	748,770	32.4%
Subscription services	293,790	11.8%	441,238	19.1%
Total	2,489,995	100.0%	2,309,218	100.0%

	Years ended December 31,
	2022		2023
	US$	%	US$	%
Customized software solutions	841,511	50.3%	1,813,678	72.8%
White label software	766,211	45.9%	382,527	15.4%
Subscription services	63,395	3.8%	293,790	11.8%
Total	1,671,117	100.0%	2,489,995	100.0%

Our business has experienced significant growth. Our total revenue decreased by approximately US$180,777 or 7.3% to approximately US2,309,218 for the year ended December 31, 2024 from approximately US2,489,995 for the year ended December 31, 2023. Our total revenues increased by approximately US$818,878 or 49.0% to approximately US$2,489,995 for the year ended December 31, 2023 from approximately US$1,671,117 for the year ended December 31, 2022. Our net income for the years ended December 31, 2022 and 2023was US$780,648 and US$937,609, respectively and net loss for the year ended December 31, 2024 was US$431,544.

Competitive Advantages

We offer comprehensive, integrated, scalable, and one-stop enterprise software solutions customized to the needs of SMBs.

Leveraging our software solution customization and development experience, combined with the launch of our proprietary cloud-based SaaS platform MR. CLOUD, we became a one-stop software technology solutions provider for SMBs to manage their customer relationships and enterprise resources.

We are exclusively focused on providing services to SMBs with ERP and CRM solutions customized to help them meet their specific needs. SMBs are typically unable to take time away from their business to support the cumbersome implementation, maintenance, and training requirements of business software. Furthermore, unlike large enterprises, which often require multiple, customized point solutions for specialized business processes, SMBs tend to prefer a single, integrated and comprehensive platform from one provider. Many SMBs tend to also prefer software for ease of use, convenience, and intuitive user experiences.

We believe that our platform and software solutions are reliable and easy to set up, integrate, and use, which has enabled us to serve SMBs in several industries. Our vertical approach enables us to provide customized solutions featuring vertical-specific functionality that better serves our customers. Furthermore, our software solutions, especially the MR. CLOUD platform, are scalable, modular, and easily customizable to meet specific business and operation needs, including finance and accounting, procurement, manufacturing, inventory management, order management, warehouse management, supply chain management, Customer Relationship Management (CRM), professional services automation, project and file management, human resources management, e-commerce, and marketing automation. MR. CLOUD also enables business owners, administrators, and their service professionals to access the platform wherever they are. Lastly, SMBs are generally price-sensitive and resource-constrained. We believe our solutions are affordable and easy to implement. Our customers also benefit from our strong customer service capabilities. We provide fast and supportive guidance by responding to our customer service requests via email, phone calls, or face-to-face assistance, enabling them to optimize their digital solutions without significant financial or resource burden.

We have an extensive, diversified, and loyal SMBs customers’ base.

We benefit from an extensive and diversified customer base. As of December 31, 2024, 2023, and 2022 we had approximately47, 63 and 83 customers, respectively.

Our focus is on SMBs customers, we emphasize the entrepreneurial culture of innovation and our deep understanding of the needs of SMBs. We believe our client-centric approach is a key competitive advantage. We believe our customized, hands-on approach allows us to demonstrate our differentiated capabilities and build trust and confidence with new customers and strengthen relationships with current ones, enabling a trusted client advisor relationship status. We utilize our capabilities, combined with our personalized approach, to solve our customers’ innovation challenges and to broaden the scope of our relationship over time. We believe the close partnership and proximity create a virtuous circle where we can quickly adopt and develop the newest solutions catering to the ever-changing needs of the SMBs, further strengthening our relationships with our existing and potential customers. Furthermore, our customized software solutions and MR. CLOUD SaaS solutions enable us to maximize the cross-selling opportunities and reduce customer acquisition costs while increasing customer retention.

Our innovation capacity, ability to adapt to evolving customer needs, and the cross-selling capabilities of our solutions allow us to develop cross-platform coverage across local and regional customers, potentially globally. We have strong expertise in developing software solutions for professional services, retail, e-commerce, food & beverages, marketing agencies, education organization, or insurance agencies. We capitalize on this expertise in creating customized frameworks and solutions throughout our customers’ digital transformation journeys. We have been engaged by several large IT companies to develop white label software for their own software solution, one of which being a United Kingdom listed IT company.

We experienced high growth in our customized software solutions and subscription services.

For the year ended December 31, 2024, revenue generated from customized software solutions and subscription services decreased from US$1,813,678 to US$1,119,210, and increased from US$293,790 to US$441,238, respectively, representing a decrease of 38.3% and an increase of 50.2%, respectively. For the year ended December 31, 2023, revenue generated from customized software solutions and subscription services increased from US$841,511 to US$1,813,678, and US$63,395 to US$293,790, respectively, representing increases of 115.5% and 363.43%, respectively. We are selling our customized software solutions primarily by identifying business needs. In addition, as of the date of this annual report, we have developed and upgraded our ERP SaaS modules from 7 to 10, enabling our customers and the employee-end users of our customers to handle more activities than before with one platform. We believe that our portfolio of products, services, and business model allow us to attain high customer satisfaction. Due to the decrease in the demand for self-developed software for SMBs as the cost of maintenance in terms of IT knowledge, skill, and time is relatively higher than customized software, as a result, for the year ended December 31, 2024, revenue generated from white label software increased by US$366,243 or 95.7% from US$382,527 to US$748,770 and for the year ended December 31, 2023, revenue generated from white label software decreased by US$383,684 or 50.08% from US$766,211 to U$382,527.  As of the date of this annual report, we have gathered feedback from our customers and identified areas of improvement. We will continuously improve and enhance our white label software solutions to make it more attractive to customers. We still consider white label software as part of our business development strategy, and we believe we will achieve greater customer satisfaction with these changes.

An experienced and proven senior management team consisting of industry veterans.

Our management team has substantial expertise in information technology, software research and development, project execution and management. Our management team is led by our founder, Chairman of the Board, and Chief Executive Officer, Mr. Shek Kin Pong, who is responsible for managing, executing, and supervising our operations. Mr. Shek Kin Pong has 24 years of experience in the IT and services industries. Mr. Tang Chi Hin, our Chief Technology Officer, contributes his extensive 20  years of experience in the IT industry to our daily operations regarding user interface design, project management and monitoring, and customer support. Leveraging on our industry veterans’ expertise in the software and IT industry, experience, and network gained from managing and developing large numbers of software development projects, we believe that we are able to respond promptly and appropriately to the ever-changing market conditions and environment, as well as continue to expand our customer base and products and services offering. Our employees are our greatest assets. We have built a culture of empowerment that allows employees to be entrepreneurial and nimble, which, combined with strong and pragmatic management oversight and processes, institutional goals and defined key performance metrics, form the basis of our culture.

Our Growth Strategies

We intend to grow our business by pursuing the following key strategies:

Expand our customer base by further penetrating the SMBs ERP software solution market domestically, regionally, and globally.

We have historically focused our customer base expansion to within the Hong Kong market. We believe our ERP software solutions provide significant value for SMBs in Hong Kong, and given our brand awareness and market position, we believe a significant portion of our growth will continue to come from Hong Kong. To further leverage our existing reputation and expertise in relation to the Hong Kong market, we intend to continue to invest in sales and marketing efforts to maximize our customer base in Hong Kong. Furthermore, not only do we believe that the Hong Kong SMBs ERP market will experience rapid growth in the future due to the relatively low usage of integrated ERP software solutions, but we also witnessed a significant growth in the number of SMBs in the Asia-Pacific region, particularly, the Singapore and Australia markets. Therefore, we intend to grow our presence in Singapore and Australia, by expanding our regional capabilities, including sales and marketing, development and operations, both organically and through strategic acquisitions and partnerships. As of the date of this annual report, we have not identified or engaged in any material discussions regarding any potential target. Over time, we believe our platform and solutions can compete successfully worldwide, and, as such, we plan to ultimately expand our operations and customer base to the United States.

Deepen our relationships with our existing customers and establish new client relationships.

We will continue to focus on strengthening our partnerships, leveraging our proximity, and understanding the unique needs of our customers. Major client relationships are managed by our senior management and customer service team, who maintain close contact with our existing customers, enabling us to drive client satisfaction and identify opportunities to grow our business. Given our reputation amongst the Hong Kong SMBs, as well as our relationships and level of entrenchment with our customers, we use insights gained through our customer lifecycle to identify additional solutions that are value-additive for our customers. These insights allow us to continually assess opportunities to develop or acquire solutions to further expand market share, drive customer retention, and fuel growth for our business.

Establishing new client relationships is a critical component of our growth strategy. We will continue to grow our network with management and leadership of SMBs to attract new customers and drive growth, since we believe there are significant untapped opportunities across various industry verticals as well as geographies. We intend to expand our sales and marketing teams and use targeted campaigns to increase brand awareness, backed by data-driven approaches to focus our client acquisition efforts. We intend to expand our sales network by opening new offices and hiring new staff to penetrate new geographic markets, especially in Australia and Singapore, further accessing a broader range of customers regionally.

Build an e-marketing channel

Our IT and sales support team increased the scope of business from pure IT related to e-marketing. Our e-marketing service includes search engine optimization (SEO), which involves structuring or editing a website to improve its placement in search results. SEO aims to get search engines to rank a website as high in the results as possible for specific keywords or phrases.

SEO uses on-page factors like design structure, user experience, content, and off-page factors like backlinks and social shares to communicate with the search engine program and provide information about the site’s purpose. Well-executed SEO helps businesses reach their target audience and rank above competitors in search results, which can lead to attracting more customers and increasing sales.

Email marketing involves creating a subscriber list or database of targeted prospects and marketing a product or service to them via email. Email marketers can specifically target segments of those email lists and craft customized correspondences to increase conversions.

Using social media and social networks — like Facebook and Instagram — we intend to market products and services, engage with existing customers, and reach new ones. The power of social media marketing comes from the unparalleled capacity of social media in three core marketing areas: connection, interaction, and customer data. Social media marketing has transformed the way businesses are able to influence consumer behavior — from promoting content that drives engagement to extracting personal data that makes messaging resonate with users.

The creation and distribution of free, informative content is referred to as content marketing. The emphasis of this type of marketing is on communicating information with customers rather than selling a product. By providing valuable, consistent knowledge, our customers achieve to attract and retain a specific target audience. The information on each page is used by search engines to rank websites. The more high-quality content you have on your website, the more likely it will appear in search results, making it easier for people to find your company or product.

Continue to innovate, develop new technical capabilities and software solutions, and expand our proprietary ERP software ecosystem.

We will continue to adapt and deliver innovative solutions, software, software delivery model, and features to the market and provide enhanced functionality to our existing products and platform. We have invested and intend to continue to invest in our software technology and platform. Our ability to incorporate innovations that improve our solutions is critical to ensure that the SMBs we support have the necessary capabilities to incorporate cutting-edge technologies. To keep our competitive edge, we continuously conduct new research and development of new programs and modules to keep abreast of the latest developments in technologies and cater to ever-changing customer needs, such as membership mobile module, shopping cart website module, and POS module. We also plan to invest in developing new solutions and applications for anticipated high-growth, vertical industry markets.

Attract, develop, train, and retain highly skilled professionals.

We believe our success greatly depends on our ability to attract, incentivize, and retain talented professionals. To sustain our growth, we plan to continue to add to our teams, including technical, sales & marketing, and customer service members. Once employed, we provide our employees with a comprehensive training program to understand our technologies, market, and product offerings. We plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Expand our business through acquisitions, strategic partnerships, and joint ventures.

We intend to establish our relationships with other information technology companies, which will enable us to deepen our technology capabilities, target new customers, and drive meaningful growth, as a preferred partner for SMBs digital transformation. We are planning to increase our presence in Asia, particularly in Singapore and Australia, and intend to further promote our SaaS digital business management system and our white label software business. We intend to use a portion of the proceeds from this offering to acquire or partner with businesses similar or complementary to our current business, including opportunities that further promote our brand, expand service and product offerings, strengthen our technology infrastructure and capabilities, or expand our geographic reach. As of the date of this annual report, we have not identified or engaged in any material discussions regarding any potential target. We will continue to engage and expand our network of partners where we can build mutually beneficial relationships, collaborating on high-value digital transformation projects for customers.

Our Products and Services

We offer three  primary product lines: customized software solutions, our proprietary SaaS platform MR. CLOUD subscription services, and “white-label” products. Customized software solutions services have been our bread and butter since the commencement of our operation. With the experience and technology expertise accumulated from providing customized services, we launched our proprietary cloud-based SaaS integrated software solution MR. CLOUD in the summer of 2020, and thereafter our white-label products. Our ultimate goal is to empower our customers’ value chain with a fully integrated ecosystem and become an end-to-end service provider for SMBs.

Customized IT solutions

We provide customized software solutions based on customers’ specifications. The term Customized software solutions (also known as bespoke software) refers to software that has been developed specifically for a business, company, or organization, with customized functionality. With over 11 years in customized software development, we believe we are an experienced partner for SMBs to design, develop, integrate, test, deploy, and support high-quality customized applications, software, websites, and IT solutions.

Traditional software development and technology companies offer broad, horizontal solutions that apply a “one-size-fits-all” approach. However, for SMBs, these solutions, while presenting broad functionality, lack specialization. SMBs have their own distinctive business model and information technology needs, which require a niche, customized and cost-effective solution to increase growth, drive efficiencies, and enhance customer engagement.

We actively engage with our customers to identify their business needs and develop customized software solutions to enable their digital transformation. We develop customized ERP and CRM solutions, which can be deployed on multiple platforms, such as iOS, Android, Windows, and Mac OS, including ERP software, website, and mobile application. We customize software solutions according to our customer’s requirements and specifications, and leverage our software expertise and proven processes to deliver custom software. Our services focus on assisting SMBs to market their services, streamline their operations, and retain and engage their customers, to ultimately improve internal efficiencies, optimize cost, and focus on growing their customers, improving their services, and having more efficient operations.

SMBs that engaged us for our customized software solutions are across different services verticals, such as retailers, e-commerce, caterers, food & beverages, marketing agencies, real estate agencies, education organization, insurance agencies, or logistics. Our customized software services include the following:

Mobile Application Development Services

Our mobile application, or app, development services are aimed at building iOS & Android applications that effectively complement or substitute web or offline solutions. We assist our customers in all stage development of mobile applications. First, we consult with the customer to finalize the application concept, advise on platform/device compatibility, plan project progress, and optimize development costs. Upon finalization, our developers create and deploy quality mobile apps, with intuitive interfaces designed to facilitate end-user engagement and improve user experience. We also offer mobile app integration solutions, to ensure the apps seamlessly integrate and complement the designated web portal, online store, SaaS, back ends, or any third-party software. We also provide post-launch support, performance management, and regular application updates.

We have delivered 61 mobile applications development projects as of the date of the annual report, including billing apps, business management apps, virtual office apps, messaging apps, teleconferencing and VoIP apps, booking and ticketing apps, ecommerce apps, and business intelligence apps.

Web Development Services

Our website development services help SMBs to customize and develop various types of websites, web-based applications, and e-commerce solutions, to accelerate user base growth, open digital channels, attract new customers, and gain customer loyalty. We have experience ranging from assisting startups companies in establishing entry-level online shops to developing custom website solutions for high-growth businesses and e-commerce companies.

With our expertise in developing websites and portals for leading companies, our services include: (1) customize web site and application design, development and hosting, including interface design, content production, and graphic design; (2) web portal design and development, web portal is being online access point where users can access application, data, or membership only website, usually via a login procedure; (3) custom API development, to integrate the website and web applications with customers’ and third parties’ system and information technology system; (4) e-commerce and market place website design and development, with features such as smart website administration, fast login and payment procedures, logistics management, as well as customer interaction, customized to distinctive business model and target audience of our customers.

We have delivered 64 website and web-site based application projects as of the date of the annual report. For our website and web-based application projects, upon project engagement, we analyze our customer’s business, niche, and vision, highlight their needs and existing problems to determine the goal of the project and help the client formulate the requirements we need to achieve. During the development stage, we customize UX/UI design, set up frontend and backend infrastructures, and undertake all the related work. At the final stage of the project development, we will test the created website and the web application for quality assurance.

Desktop Software Development

Our software development services include desktop software (for Mac, Windows, and Linux) customized development, desktop software upgrades, web-based application or cloud SaaS software development, and software support and maintenance. SMBs, despite their size, also require hundreds of applications to accomplish daily functions. We have broad experience in developing user-friendly desktop software solutions customized to specific business needs. We assist SMBs to consolidate the functionalities of their IT systems, develop software or a software system to facilitate establishing its proprietary workflow, or build enterprise-level functionality. The business verticals that deploy our desktop software include education, retails, manufacturing, and finance.

We build robust cross-platform desktop applications, including standalone business software, plugins, desktop applications for platforms (such as Windows, Linux/Unix, Mac OS, and Android), and collaborative applications. We offer a full cycle of the services a business might need to build an application of any complexity, from zero to final product. Upon engagement, we will define the needs of the client, such as the operation difficulties, target end-users, and the target platform, to outline the software architecture and development procedures. During the software development, our engineer creates a software archetype/mock-up based on the specification provided to the client, and resolves any bugs and issues, to ensure the coding runs seamlessly. Upon completion, if the software was to be deployed on the internal infrastructure of our client, we would assist the client to install the software and provide training to the client’s staff and provide maintenance and support to resolve any issues that arise after deployment.

For the years ended December 31, 2022, 2023 and 2024, revenue generated from our provision of customized IT software solutions accounted for approximately 50.3%, 72.8% and 48.5%  of our total revenue, respectively.

Subscription Services — MR. CLOUD

We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs.

We launched MR. CLOUD, our proprietary cloud-based SaaS ERP software platform, in the summer of 2020. MR. CLOUD is developed in response to the increasing demand from our SMBs customers for accessible, affordable, comprehensive, and user-friendly ERP software solutions. Given their size and resource capabilities, SMBs generally require lower-priced and easier-to-implement technology solutions than larger-scale enterprise businesses. Mr. CLOUD is a platform with multi-module, multi-tenant, scalable, cloud-based enterprise ERP software solutions that can be set up, integrated, and used from any device in customers’ daily operation across platforms — through Mr. CLOUD website, iOS and Android applications. We use MR. CLOUD as a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, merging all of our customers’ business processes on a single platform instead of having different software and applications for each function of its business. Mr. CLOUD is easy to use, so users don’t need extra training.

For a monthly subscription fee, instead of a licensing fee, we believe MR. CLOUD is more affordable than our competitors in the market. For instance, Oracle Corporation’s Cloud ERP platform costs about HK$1 million, and SAP SE’s SAP ERP is around HK$3 to HK$4 million. In contrast, our ERP products are priced at under HK$100,000. Our customers can log in to their account and use the collection of software for their business and operation, regardless of location. We offer a 14-day trial period to allow our potential users to experience the MR. CLOUD platform before confirming their subscription. After the trial period, customers can either start on the basic package with pay-to-upgrade options or choose the advanced plans to use the whole range of software and application housed on MR. CLOUD. We also constantly develop new application offerings to supplement the MR. CLOUD software collection and provide routine automatic updates and improvements to the software and applications on MR. CLOUD.

MR. CLOUD incorporates ten modules, namely: Human Resources Management, Project Management, Email Marketing Automation, Financial and Accounting Management, Quotation and Invoice Management, Inventory Management, Group Messenger, Customer Relationship Management (CRM), Sales Management and File Management, enabling our customers and the employee-end user of our customers to handle multiple activities with one platform. The details of the modules of MR. CLOUD are as follows:

i.	Human Resources Management	The Human Resources Management module helps organize, staff, compensate and develop the workforce of SMBs. Functionality includes payroll management, clock-in-and-out, work-from-home arrangement, salesman commission calculation, establishing goals, sales targets, or performance KPI and expense management. The Human Resources management module is designed to address the full spectrum of enterprise human resource needs. The module allows businesses to group their employees, manage calculation rules and pay employees according to their organizational and compensation policy, including benefits, pension, tax, compensation, absences, and other employee records. The employees can also request time off, check online salary slips, and clock in and out from the same system, using the user interface on the website or application. The module also automates expense management. Companies can generate and approve expense reports, set spending authorizations, capture receipts with mobile devices. Leave applications, such as personal leave, paid leave, overtime work, etc., can be submitted through electronic forms through this module.

ii.	Project Management

The Project Management module manages the project execution of the users from start to finish. The module organizes the work into a shared project as a list and break it down into a piece of the task for the team. It visualizes the significant milestones or checkpoints to measure and share progress. With the task assignment function, the module gives tasks a clear owner to ensure accountabilities and responsibilities, and the deadline and due date function ensures everyone’s working off the same deadline.

The manager is able to monitor the status of all projects in real-time, keep initiatives on track and report updates, and visualize the report. The team member can also understand teammates’ workload by viewing tasks assigned to each team member and to share, search, upload the project files to the project folder. In addition, our customers can share project task status with their customers for review by using one button in our Project Management module.

iii.	Email Marketing Automation	By Electronic Direct Mail (“EDM”), the Email Marketing Automation module provides the email direct-mailing service that allows businesses to connect with their audience, promote their brand, share information, and increase reach and sales through product promotion. Enterprises can use the EDM function to send the latest news to the client, increase communication between merchants, and improve the professional image of the enterprise

iv.	Financial and Accounting Management	The Financial and Accounting Management module facilitates users in performing bookkeeping tasks and maintaining accurate accounting records. Additionally, it generates essential financial statements such as the income statement with profit and loss shown and balance sheet of the users, along with comprehensive analysis reports. These reports provide valuable insights for informed decision-making by users.

v.	Quotation and Invoice Management	The Quotation and Invoice Management module provides a one-stop end-to-end approach to managing the sales cycle. Starting from the procurement process, using this module, the business can create purchase requests, receipts, link purchasing documents, and view document trails for audit purposes, conduct inventory searches, and manage returns. As long as the amount and related information are entered, the system will automatically generate a document with the company logo, which the enterprise can send to the same customer of our customers. The system stores the document records, which users can access and process at any time to calculate sales volume and expenditure.

vi.	Inventory Management

The Inventory Management module focuses on optimizing and controlling the flow of goods, raw materials, and finished products within our customers. The primary goal of this module is to ensure that inventory levels are accurately tracked, maintained at optimal levels, and aligned with the demand.

Our Inventory Management module contributes to streamlining operations, reducing costs, preventing stockouts or overstocking, and improving customer satisfaction. It provides businesses with the necessary tools to effectively manage their inventory throughout the supply chain.

vii.	Group Messenger

The Group Messenger module facilitates effective communication and collaboration among employees within an organization. This module provides a dedicated platform for instant messaging, file sharing, and team discussions to enhance productivity, streamline workflows, and foster better teamwork.

The module enables real-time communication between individuals or groups of employees. It supports one-on-one chats as well as group chats, allowing users to send text messages, emojis, and attachments instantly. Users can share files, documents, images, and other types of digital assets directly within the group messenger. This eliminates the need for separate email exchanges or file-sharing platforms, ensuring all relevant information is accessible in one place. In addition, it allows the creation of group channels or discussions based on teams, projects, or specific topics. This helps organize conversations and keeps related discussions in one centralized location. Users can join relevant channels and participate in discussions accordingly.

viii.	Customer Relationship Management (CRM)	The Customer Relationship Management (CRM) module is focused on managing and improving relationships with customers. It provides tools and functionalities to track customer interactions, manage sales pipelines, enhance customer satisfaction, and drive business growth. The CRM module integrates with other modules within the ERP system to provide a comprehensive view of customer information and facilitate efficient communication and collaboration across the organization.

The CRM module serves as a centralized repository for storing and managing customer information, including contact details, communication history, transactions, and preferences. It allows users to create and update customer profiles, track customer interactions, and maintain accurate records. Such a module supports the management of sales opportunities and pipelines. Users can track leads, qualify prospects, assign sales representatives, and monitor the progress of deals through various stages. It provides insights into sales forecasts, win/loss ratios, and revenue projections. The CRM module provides tools for efficient communication and collaboration with customers. It includes functionalities such as email integration, document sharing, task management, and appointment scheduling. These capabilities help streamline communication, enhance responsiveness, and improve customer satisfaction.

ix.	Sales Management	The Sales Management module provides comprehensive support for various aspects of sales operations, including the precise calculation of salesperson commissions, goal setting, sales target management, and effective monitoring of key performance indicators (KPIs). This module empowers businesses to strategically organize their sales workforce, define calculation rules, and accurately determine commission amounts based on their specific organizational and compensation policies.

x.	File Management	The File Management module is a secure and user-friendly file management solution that simplifies internal and external management, promotes efficient workflows, and reduces paper consumption. Within the File Management module, users can easily share files and discuss relevant documents to facilitate timely communication and document exchange. The file management system is designed to provide optimal security, user-friendliness, and efficiency. Meanwhile, file permissions can be set by all users of this module and can be shared among team members. All files are encrypted, and data can only be downloaded from our platform if the user concerned is logged in.

Following are the four key benefits that our MR. CLOUD could bring to our customers:

●	Security. Regular service provider support maintenance, which includes controlling the system firewall and backing up user data, might lower risk by having professionals administer software and monitor cloud security.

●	Upgrade. Customers can acquire the updated version of the software, and the service provider will routinely improve the system’s functionality; nothing has to be downloaded from the website.

●	Flexible. Considering SaaS is a cloud-based software delivery mechanism, customers may access the system’s features from any location using a web browser.

●	Lower up-front cost. While the service provider distributes SaaS, businesses may get software services without spending more money on purchasing hardware or recruiting extra IT specialists.

For the years ended December 31,  2022, 2023 and 2024, revenue generated from the sale of provision subscription services accounted for approximately 3.8%, 11.8% and 19.1% of our total revenue, respectively.

White label software

We provide self-developed software as white label software to corporate customers. White label software is unbranded software, onto which our customers add their own branding and then resell access to the software as if they developed it. Similar to our customized software services, our customers are able to customize white-label software/applications and integrate custom features into the default white-label applications and software per their needs. Rich of years of on-market experience, proprietary software technology, and expertise accumulated from serving SMBs in various industry verticals and business sections, and our reputation and quality of services in the market, we are recognized by several major players in the IT industry. For the years ended December 31, 2022, 2023 and 2024, we have completed three white label software for a United Kingdom listed IT company.

For the years ended December 31, 2022, 2023 and 2024, revenue generated from our provision of white label software accounted for approximately 45.9%, 15.4% and 32.4% of  our total revenue, respectively. Such decrease in revenue from white label software was principally due to the decrease in the demand for the self-developed software for SMBs as the cost of maintenance in term of IT knowledge, skill and time is relatively higher than customized software.

Services and Support

Our support team aims to provide our customers with any support necessary for the continuity of their operations. The external services provider will be responsible for monitoring the operation of the software and we offer customer service and tracking via extranet.

Business Model

Our service fees for customized software services and white-label software development services are determined on a case-by-case basis after arm’s length negotiations with each client. The terms of the service fees, including the payment schedule varies by the type of services we provide, the scope of our duties, length of time we expect to spend, the complexity of the projects, the intensity of the project timetable, and our expected workload. Our fee for our customized software services and white-label software development is generally payable in several installments upon the occurrence of the milestone events.

For MR. CLOUD, we charge subscription fees by way of tiered pricing — by offering multiple subscription plans with different combinations of features offered at various price points to meet the needs of different customers. Plans differ based on price, functionality, service levels, and size limits, to be charged on a monthly basis. The customers can either start on the basic package with pay-to-upgrade options or choose the advanced plans to use the whole range of software and application housed on MR. CLOUD.

Our Customers

For the year ended December 31, 2024, two customers accounted for 32.4% and 15.3% of our total revenues. For year ended December 2023, one customers accounted for 20.7% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2023 and 2024. As of December 31, 2023, one customer accounted for 10.5% of the total balance of accounts receivable. As of December 31, 2024, 4 customer accounted for 21.0%, 14.5%, 13.2%, 12.8% and 11.9% of the total balance of accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2023 and 2024.

Our Subcontractors

For the year ended December 31, 2023, one subcontractor providing assistance in our applications development accounted for 24.7% of our total cost of revenues.  No other subcontractor accounted for more than 10% of our cost of revenues for the years ended December 31, 2023 and 2024.

Sales and Marketing

Our current sales and marketing efforts principally focus on the Hong Kong SMBs. Referrals, reputation, word-of-mouth, and promotion from our existing customers contribute to organic customer acquisition and play primary roles in generating continuous interest. We also employ a range of paid enterprise marketing techniques, including search engine marketing and optimization, campaigns, webinars, and events, to ensure widespread discoverability. A significant portion of our new customers contact us directly through our email and our website.

Our sales team, led by our management, acquired the remainder of our new SME customers. Our centralized, highly trained team members are organized into several targeted and coordinated groups to address the service SMBs’ highly varied verticals. Led by our management, we are actively and continuously expanding our sales channels, optimizing go-to-market strategies, strengthening business development efforts for new customer acquisition. They are also tasked to maintain regular contact with our existing client, increase sales conversion, identify customer upsell and cross-sell opportunities, and explore adjacent expansion verticals.

Competition

The market for management software in Hong Kong is highly fragmented. The retail market consists of two groups: (i) SMBs and (ii) large and mega enterprises. We offer a complete portfolio of integrated ERP solutions designed to serve SMBs in addition to CRM. In serving this group, we face competition from software companies, especially those focusing on specific business sectors. These companies often do not have a complete portfolio of solutions. We believe that the breadth of our portfolio is an important competitive advantage because most SMBs seek integrated solutions from a single vendor. We face little competition from international companies, either because they focus their sales efforts on large and mega enterprises or because they do not enter Hong Kong market due to insignificant market size as compared to the regional and global SaaS digital business management system market.

Licenses, Certificates, and Approvals

Wching HK has obtained its business registration certificate. Save for the business registration certificate, Wching HK is not required to obtain any licenses and approvals for carrying out its businesses for the three fiscal years ended December 31, 2022, 2023 and 2024, and as of the date of this annual report.

Intellectual Property

Intellectual property rights are essential to the success of our business. We rely on a combination of compiled computer code, secure storage, data encryption, copyright, trade secrets, trademark, and other intellectual property laws, as well as through contractual restrictions, such as license agreements, confidentiality and proprietary rights agreements with employees, contractors, business partners, and other contractual restrictions with third parties, to establish and protect our proprietary rights. We have no pending claims of infringement or similar claims with third parties with respect to our intellectual property. We periodically review our development efforts to assess the existence and patentability of new intellectual property.

Domain Name

We were the registered owner of the two domain names: (i) https://www.wchingtech.com and (ii) https://mrcloud.co/.

Trademarks

As of the date of this annual report, we have registered the following two trademarks for MR. CLOUD under the jurisdiction of Hong Kong:

Registrant	Place of registration	Trademark	Trademark No.	Registration Date
Wellchange Holdings Company Limited	Hong Kong		306321933	August 14, 2023
Wellchange Holdings Company Limited	Hong Kong		306321942	August 14, 2023

As of the date of this annual report, we have not (i) received any intellectual property infringement-related complaints or claims against us; (ii) been notified of any infringement of any intellectual property of any third party by us or of any of our intellectual property being infringed by any third party; and (iii) been involved in any litigation in relation to claims of infringement of intellectual property.

Research and Development

The ability to maintain our competitive edge depends in part on our ongoing research and development (“R&D”) activities. Our software development teams are responsible for products design, development, integration, and testing. Our current R&D efforts primarily focus on the research and development of Mr. CLOUD platform to expand our cloud-based SaaS services in relation to its software diversity and functionality development and upgrades, services coverage, business vertical coverages, infrastructure development and improvements, upgrades and maintenance. To keep our competitive edge, we continuously research and develop new programs and modules to keep abreast of the latest developments in technologies and cater to ever-changing customer needs, such as membership mobile module, shopping cart website module, and POS module. In the future, we expect R&D expenses to increase as we continue to develop new services or products, enhance existing services and technologies and expand internationally to accommodate the varied customer demands in jurisdictions where we operate.

Property and Facilities.

Our principal executive office is located at Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong, where Wching HK leased as our office space. The office space is approximately 2,575 square feet, and the current lease term is from November 1, 2024 to October 31, 2026. The monthly rent is HK$61,000 (Approximately US$7,851). We believe that we will be able to obtain adequate facilities on reasonable terms, principally through leasing, to accommodate our future expansion plans. We did not own any property.

Employees

As of December 31, 2022, 2023 and 2024, and the date of this annual report, Wching HK had 7, 7, and 11 employees, respectively. All of Wching HK’s employees are stationed in Hong Kong. All of our employees are employed under employment contracts that set out fully, among other things, the employees’ responsibilities, remuneration, and grounds for termination of employment. The remuneration packages of our employees include salary and bonus. Generally, employee salaries are determined based on the employees’ qualifications, experience, position, and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made. Overall, we believe that our remuneration package is competitive in the market.

We believe we maintain good working relationships with our employees and do not foresee any difficulties in the recruitment and retention of experienced staff. As of the date of this annual report and during the fiscal years ended December 31, 2022, 2023 and 2024, there was no interruption to our operations as a result of labor disputes.

Insurance

Wching HK maintains employees’ compensation insurance for its employees in accordance with the laws and regulations in Hong Kong. We do not maintain business interruption insurance or key person insurance.

As of the date of this annual report and during the fiscal years ended December 31, 2022, 2023 and 2024, Wching HK has not been subject to nor received any insurance claims.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Legal Proceedings

We may, from time to time, be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending material legal or administrative proceedings and are not aware of any events that are likely to lead to such proceedings. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Regulations

Regulations Related to Our Business Operations in Hong Kong

The national laws adopted by the PRC are generally not applicable to Hong Kong according to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”). The Basic Law came into effect on July 1, 1997. It is the constitutional document of Hong Kong, which sets out the PRC’s basic policies regarding Hong Kong. The principle of “one country, two systems” is a prominent feature of the Basic Law, which dictates that Hong Kong will retain its unique common law and capitalist system for 50 years after the handover in 1997. Under the principle of “one country, two systems,” Hong Kong’s legal system, which is different from that of the PRC, is based on common law, supplemented by statutes. According to Article 18 of the Basic Law, national laws adopted by the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws in relation to the national flag, national anthem, and diplomatic privileges and immunities.

Overview

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out a summary of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Regulations Related to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Regulations Related to Supply of Goods

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) aims to codify the law relating to the sale of goods provides that:

(a)	under section 15, where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;

(b)	under section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; and

(c)	under section 17, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Where any right, duty or liability arises under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract.

Regulations Related to Supply of Services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)	under section 5, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)	under section 6, where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Regulations Related to Data Privacy

The collection and processing of personal data in Hong Kong are governed by Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PD(P)O”).

The PD(P)O provides the principles that a data user must follow in any acts concerning personal data (the “Data Protection Principles”). Personal data refers to any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles are summarized as follows:

(a)	Principle 1 — Purpose and manner of collection of personal data. This provides for the lawful and fair collection of personal data and sets out the information a data user must give to a data subject when collecting personal data from that subject.

(b)	Principle 2 — Accuracy and duration of retention of personal data. This provides that personal data should be accurate, up-to-date and kept no longer than necessary.

(c)	Principle 3 — Use of personal data. This provides that unless the data subject gives consent otherwise personal data should be used for the purposes for which they were collected or a directly related purpose.

(d)	Principle 4 — Security of personal data. This requires appropriate security measures to be applied to personal data.

(e)	Principle 5 — Information to be generally available. This provides for openness by data users about the kinds of personal data they hold and the main purposes for which personal data are used.

(f)	Principle 6 — Access to personal data. This provides for data subjects to have rights of access to and correction of their personal data.

Contravention with the Data Protection Principles may entitle the Privacy Commissioner for Personal Data to issue a written notice directing the data user to remedy and prevent recurrence of contravention. Contravention with the above notice is an offence and the offender is liable on (i) first conviction to a fine HK$50,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$1,000; and (ii) second or subsequent conviction to a fine at HK$100,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$2,000. It is a defense to the above offence if the data user shows that he exercised all due diligence to comply with the enforcement notice.

Regulations Related to Hong Kong Taxation

Profits Tax

Pursuant to the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”), profits tax shall be charged for each year of assessment at the standard rate on every person carrying on a trade, profession or business in Hong Kong in respect of his assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business.

Under the two-tiered profits tax rates regime set out in Schedule 8B to the IRO. The IRO Amendment Bill was signed into law on 28 March 2018. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entity not qualifying for the two-tiered profits tax rates regime will continued to be taxed at a flat rate of 16.5%. Accordingly, starting from the year of assessment 2018/19, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million for the qualifying group entity.

Regulations Related to Intellectual Property

Copyright Law

Under the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), the copyright in a work gives the copyright owner the exclusive right to, among other things, reproduce or issue copies of the work to the public. It is an infringement for a third party to do those acts without the consent of or a licence from the copyright owner. If an infringement occurs, the copyright owner can bring an action seeking damages or an injunction to restrain the unauthorised copying. A copyright tribunal comprising members from different sectors of the community has been established to handle copyright licensing disputes and ensure a balancing of interests. The copyright tribunal is established pursuant to section 169 of the Copyright Ordinance and its scope includes deciding disputes relating to licences offered by, or licensing schemes operated by licensing bodies in the copyright and related area.

Pursuant to the Copyright Ordinance, provision is made to protect copyright works of computer programmes. Our Group has not registered the copyright of its software systems in Hong Kong as there is no formal procedure to register copyrights of computer software system in Hong Kong. Should there be any formal procedure to register copyright of computer software system in Hong Kong in the future, our Group may consider to register the copyright of its software systems in Hong Kong.

Trade Mark Law

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) is a legislative enactment that aims to establish regulations pertaining to the registration of trademarks and other related matters. A person infringes a registered trade mark if the person uses in the course of trade or business with a sign which is (a) identical to the trade mark in relation to goods or services which are identical to those for which it is registered; (b) identical to the trade mark in relation to goods or services which are identical or similar for those for which it is registered, and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; (c) similar to the trade mark in relation to goods or services which are identical or similar to those for which it is registered, and the use of the sign in relation to those goods or services is likely to cause confusion on the parts of the public; or (d) identical or similar mark in relation to goods or services which are not identical or similar to those for which the trade mark is registered, where the trade mark is entitled to protection under the Paris Convention as a well-known trade mark, and the use of the sign, being without due cause, takes unfair advantages of, or is detrimental to, the distinctive character or repute of the trade mark.

Pursuant to the Trade Marks Ordinance, the owner of a trade mark is entitled to bring infringement proceedings against a person infringing his or her or its trade mark for damages, injunctions, accounts and any other relief available in law.

Regulations Related to Employment

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance provides for various employment-related benefits and entitlements to employees. Pursuant to the Employment Ordinance, all employees covered, irrespective of their hours of work, are entitled to basic protection including payment of wages, restrictions on wages deductions and the granting of statutory holidays, etc. Employees who are employed under a continuous contract are further entitled to benefits such as rest days, paid annual leave, sickness allowance, severance payment and long service payment, etc.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and sets out, among others, the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment. If an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred.

Pursuant to section 40 of the ECO, all employees are required to take out insurance policies to cover their liabilities for injuries at work in respect of all their employees. An employer who fails to comply with the aforementioned is liable on conviction upon indictment to a fine at level 6 and to imprisonment for two years.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

Under the MPFSO, employees must participate in a Mandatory Provident Fund, which is a defined contribution retirement plan administrated by independent trustees, for its employees employed under the Hong Kong Employment Ordinance (Chapter 57 of the Laws of Hong Kong). The employer and its relevant employee, are each required to make contributions to the scheme at 5% of the relevant employees’ relevant income, including any wages, salary, leave pay, fee, commission, bonus, gratuity, perquisite or allowance expressed in monetary terms, paid or payable by the employer to the relevant employee in consideration of his employment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The prescribed minimum hourly wage rate (currently set at HK$40.0 per hour) during the wage period for every employee is governed by the MWO. Any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this annual report, please see “Item 3. Key Information - Corporate Structure.”

4D. Property, Plants and Equipment

We do not own any property. Our principal executive office is located at Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong, where Wching HK leased as our office space. The office space is approximately 2,575 square feet, and the current lease term is from November 1, 2024 to October 31, 2026. The monthly rent is HK$61,000 (Approximately US$7,851). We believe that we will be able to obtain adequate facilities on reasonable terms, principally through leasing, to accommodate our future expansion plans. ]

Intellectual Property

Intellectual property rights are essential to the success of our business. We rely on a combination of compiled computer code, secure storage, data encryption, copyright, trade secrets, trademark, and other intellectual property laws, as well as through contractual restrictions, such as license agreements, confidentiality and proprietary rights agreements with employees, contractors, business partners, and other contractual restrictions with third parties, to establish and protect our proprietary rights. We have no pending claims of infringement or similar claims with third parties with respect to our intellectual property. We periodically review our development efforts to assess the existence and patentability of new intellectual property.

Domain Name

We were the registered owner of the two domain names: (i) https://www.wchingtech.com and (ii) https://mrcloud.co/.

Trademarks

As of the date of this annual report, we have registered the following two trademarks for MR. CLOUD under the jurisdiction of Hong Kong:

Registrant	Place of registration	Trademark	Trademark No.	Registration Date
Wellchange Holdings Company Limited	Hong Kong		306321933	August 14, 2023
Wellchange Holdings Company Limited	Hong Kong		306321942	August 14, 2023

As of the date of this annual report, we have not (i) received any intellectual property infringement-related complaints or claims against us; (ii) been notified of any infringement of any intellectual property of any third party by us or of any of our intellectual property being infringed by any third party; and (iii) been involved in any litigation in relation to claims of infringement of intellectual property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. This discussion and analysis and other parts of this report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this report. You should carefully read the “Risk Factors” section of this report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are an enterprise software solution services provider headquartered in Hong Kong. We conduct operations through our Operating Subsidiary in Hong Kong, Wching HK. We provide customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (“ERP”) software solutions.

We believe that SMBs are, and will continue to be, a vital component of the economy. However, we have observed that most SMBs rely on antiquated, laborious, inefficient processes or software systems to manage and execute most of their back-office and front-office operational functions. To compete effectively, we believe SMBs require modern integrated software solutions that can automate and streamline operational functions to reduce costs and allow them to focus on higher value-added activities. Furthermore, the COVID-19 pandemic also accelerated technology adoption by SMBs as they were required to respond to new challenges, such as facilitating remote work and finding new methods to engage with customers. At the same time, SMBs also have distinctive technology needs when adopting and transforming to software technologies — we believe SMBs prefer low-cost solutions that are easy to implement, onboard, and integrate and require little ongoing maintenance.

We focused on innovation, agility, and reliability, enabling us to adapt to our customers’ needs, deliver user-friendly software solutions and services and develop a comprehensive portfolio of integrated solutions. Our ERP solutions, together with our proprietary software technology, are engineered to enable SMBs of different business models, scales of operations, and needs, in their day-to-day business activities, to support back-office and front-office functions, such as finance and accounting, procurement, manufacturing, inventory management, order management, warehouse management, supply chain management, Customer Relationship Management (“CRM”), professional services automation, project and file management, human resources management, e-commerce, and marketing automation. Our portfolio of software and applications modules also allows our customers and users to scale up and customize to meet specific business and operation needs.

For the fiscal years ended December 31, 2022, 2023 and 2024, our income from the operations was US$938,961, US$1,183,437 and US$2,309,218, respectively and the net income was US$780,648 and US$937,609 and the net loss was US$ 431,544, respectively.

Key Factors Affecting Our Results of Operations

We believe our future performance will depend on many factors, including the following:

Continued growth of e-commerce globally

The market for SaaS solutions has been experiencing a consistent and substantial increase in demand among SMBs. Factors such as cost-effectiveness, scalability, and streamlined operations have contributed to the growing popularity of SaaS solutions. By leveraging cloud-based technologies, companies can access a wide range of software applications and services without the need for extensive infrastructure investments.

As an enterprise software solution services provider in Hong Kong, we are well-positioned to capitalize on this growing trend. We anticipate attracting a larger customer base and expanding our platform as more enterprises recognize the benefits of adopting SaaS solutions. Our revenue model in MR. CLOUD, which is based on subscription fees, is related to the growth of the demand among SMBs. As the demand for SaaS solutions continues to rise, driven by the increasing need for efficient and cost-effective software services, we are confident in the sustained growth of our business.

Enhancing our software platform

We recognize the importance of continuously improving our offerings to meet the evolving needs of our clients. In the second half of 2024, we plan to enhance our proprietary cloud-based SaaS ERP software platform, MR. CLOUD. The development of new modules for MR. CLOUD will require a further investment of resources. The successful execution of this expansion and effective monetization of the new modules will depend on various factors, including securing sufficient capital for innovation, implementing effective marketing strategies, navigating competition, establishing competitive pricing, and ensuring our valued clients’ satisfaction and continued subscription. Our commitment lies in pushing the coverage of our software platform to deliver a greater diversity of solutions and services to our clients.

Retention and growth of our existing customers

Our current business and long-term revenue growth rely on the retention and expansion of our existing customer base. We will continue implementing updates and maintenance of our platform to maintain our platform capabilities to maximize customer satisfaction and retention. By consistently improving platform performance based on customer feedback, we aim to ensure high satisfaction, which is crucial for retaining and growing our customer base.

Our technical support team aims to consistently offer clear instructions, tutorials, and resources to help customers start using our software and platform quickly and effectively. We consider a positive onboarding experience sets the foundation for long-term customer satisfaction and reduces the likelihood of churn. Our sales team will continue implementing cross-selling and upselling strategies to increase the average revenue per customer. We will keep tracking the percentage of customers who adopt additional products or upgrade their existing plans.

Acquisition of new customers

Increasing our customer base is important to our continued revenue growth. Establishing a robust brand presence and implementing highly effective marketing strategies are essential for attracting new customers. To maximize our organic visibility, we will consistently optimize our website and content to enhance search engine rankings, thereby increasing our online visibility and reach. Additionally, we will leverage paid advertising platforms like Google Ads and social media advertising to precisely target relevant keywords, demographics, and interests. By leveraging data-driven advertising campaigns, we can quantitatively measure and optimize our marketing efforts to drive higher conversion rates and effectively reach our target audience. These strategies will enable us to efficiently acquire new customers and achieve sustainable revenue growth in line with our business objectives.

To drive customer acquisition, we plan to implement a referral program to encourage our existing customers to refer others to MR. CLOUD. By providing incentives for successful referrals, we leverage the power of word-of-mouth marketing to generate valuable leads and attract new customers. Additionally, we intend to offer free trials or freemium versions of our platform, allowing potential customers to experience the value and functionality of our solutions firsthand. This risk-free opportunity enables prospects to assess the benefits and suitability of our software for their specific needs, increasing the likelihood of conversion.

Expanding into new markets

We intend to expand into new international markets, focusing on those with low digital adoption and growing usage of software solutions. We will conduct thorough market research, analyzing factors such as market size, growth potential, competitive landscape, regulatory environment, and customer needs in each market to identify potential target markets that align with MR. CLOUD offerings. We will invest in our sales force to identify strategic partners in the potential markets to accelerate our entry and gain access to the potential customer base. By collaborating with local system integrators, resellers, or technology partners who have established networks and expertise in the market, such partnerships can help us navigate local business practices and increase our market reach.

Continued investments in innovation and growth

Investments in innovation are pivotal factors that significantly influence the results of operations for our software solution services provider in Hong Kong. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our white-labelled software design and development services. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients and abroad and deepen our penetration with existing clients. We are increasing our general and administrative spending to support our growing operations and prepare for operating as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Critical Accounting Policies, Judgments and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include allowance for expected credit losses, the useful lives of property and equipment and intangible assets, and interest rate of lease, impairment assessment of property and equipment and intangible assets. Actual results may differ from these estimates.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our consolidated financial statements.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of customized software solutions based on customers’ specifications, white labelled software design and development services and MR. CLOUD SaaS platform subscription services to SMBs customers. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The service offerings by the Company mainly comprise the following:

(a) Customized software solutions

The Company is engaged to provide a wide range of customized IT software including desktop software development service, website and mobile application development services. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once customized software delivered.

Additionally, the Company provides product warranty on customized IT software for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the years ended December 31, 2022, 2023 and 2024.

(b) White label software

The Company provides self-developed software as “White label” products to corporate customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. Similar to customized software solutions, the Company is engaged by the customer to provide white label software and the customer is able to customize the white label software/application and integrate custom features into the default white label applications and software per their needs. Revenue from white label software is recognized when the relevant services have been rendered. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted the white label software by the customer. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once white label product delivered.

Additionally, the Company provides product warranty on white label services for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the years ended December 31, 2022, 2023 and 2024.

(c) Subscription services

The Company provides SaaS digital business management software services through subscription which includes the right to use the MR. CLOUD ERP software and continuous technical support services such as upgrading applications and fixing the minor bugs to SMBs. MR. CLOUD is a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, including human resources management, project and file management, email and marketing automation, financial and accounting, quotation and invoice management, inventory management, group messenger and customer relationship management, merging all of customers’ business processes on a single platform instead of having a different software and applications for each function of its business. Customer who subscribes to the service plan logs in to their accounts to use the subscribed service over the internet or mobile on a clouded basis.

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the years ended December 31, 2022, 2023 and 2024. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023 and 2024, allowance for expected credit losses was US$13,864 and US$326,813, respectively.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases,” and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company and its subsidiaries (“Group”) are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) asset, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2022, 2023 and 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Income taxes

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the years ended December 31, 2022, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies and Practices.”

Results of Operations

The following table sets forth a summary of the consolidated results of operations of us for the years indicated:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
REVENUES
Customized software solutions	841,511	1,813,678	1,119,210
White label software	766,211	382,527	748,770
Subscription services	63,395	293,790	441,238
TOTAL REVENUES	1,671,117	2,489,995	2,309,218
COST OF REVENUES	352,962	547,630	691,984
GROSS PROFIT	1,318,155	1,942,365	1,617,234

OPERATING EXPENSES
Selling and marketing expenses	—	—	645,687
Staff costs and employee benefits	228,893	227,042	298,081
Rental and office expenses	55,823	109,947	107,176
Legal and professional fees	61,818	374,594	623,739
Depreciation	27,618	28,900	28,996
Provision of expected credit losses	—	13,864	311,539
Others	5,042	4,581	58,646
TOTAL OPERATING EXPENSES	379,194	758,928	2,073,864

INCOME (LOSS) FROM OPERATIONS	938,961	1,183,437	(456,630)

OTHER INCOME (EXPENSE)
Interest income	346	748	1,826
Interest expense	(14,463)	(17,383)	(17,111)
Investment (loss) gain	(693)	337	532
Government subsidies	13,792	1,533	17,090
Foreign exchange	—	—	(30,813)
Other income (expense)	13	(33)	362
TOTAL OTHER EXPENSE, NET	(1,005)	(14,798)	(28,114)

INCOME (LOSS) BEFORE INCOME TAX	937,956	1,168,639	(484,744)
INCOME TAX (EXPENSES)/CREDIT	(157,308)	(231,030)	53,200
NET INCOME (LOSS)	780,648	937,609	(431,544)

We primarily generate our revenue by providing customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services to our creators and customers. We recognize all our revenue on a gross basis, comprising (i) customized software solution; (ii) white label software; and (iii) subscription services.

Year ended December 31, 2024 compared with year ended December 31, 2023

Our total revenues decreased by approximately US$180,777 or 7.3% to approximately US$2,309,218 for the year ended December 31, 2024 from approximately US$2,489,995 for the year ended December 31, 2023. Such decrease was mainly attributable to the decrease in revenue generated from our provision of customized software solutions by approximately US$694,468 or 38.3% which were partially offset by the increase in revenue generated from our provision of subscription services by approximately US$147,448 or 50.2%, and the increase in revenue generated from our provision of white label software by approximately US$366,243 or 95.7%. Details of further explanation were discussed below.

(i)	Revenue by product categories

	Years ended December 31,
	2023		2024
	US$	%	US$	%
Customized software solutions	1,813,678	72.8%	1,119,210	48.5%
White label software	382,527	15.4%	748,770	32.4%
Subscription services	293,790	11.8%	441,238	19.1%
Total	2,489,995	100.0%	2,309,218	100.0%

Customized software solutions

For the years ended December 31, 2023 and 2024, revenue generated from our provision of customized software solutions accounted for approximately 72.8% and 48.5% of our total revenues, respectively. We provide customized software solutions based on customers’ specifications. The significant decrease in the revenues from customized software solutions by US$694,468 or 38.3% from US$1,813,678 for the year ended December 31, 2023 to US$1,119,210 for the year ended December 31, 2024 was principally contributed to (i) the decrease in demand for the IT software for the SMBs, the decrease in customer orders received from 46 for the year ended December 31, 2023 to 21 for the year ended December 31, 2024.

White label software

For the years ended December 31, 2023 and 2024, revenue generated from our provision of white label software accounted for approximately US$382,527 or 15.4% and US$748,770 or 32.4% of our total revenues, respectively. We provide self-developed software as “White label” products to our customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. The increase in the revenues in white label software by US$366,243 or 95.7% from US$382,527 for the year ended December 31, 2023 to U$748,770 for the year ended December 31, 2024, was due to a new customer approached for implementation of the software.

Subscription services

For the years ended December 31, 2023 and 2024, revenue generated from the provision of subscription services accounted for approximately US$293,790 or 11.8% and US$441,238 or 19.1% of our total revenues, respectively. We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs. Increase in the revenue from subscription services by US$147,448 or 50.2% from US$293,790 for the year ended December 31, 2023 to US$441,238 for the year ended December 31, 2024 which was principally contributed to the average contract sum increased from approximately US$8,999 for the year ended December 31, 2023 to US$16,030 for the year ended December 31, 2024.

Cost of revenues

	Years ended December 31,
	2023		2024
	US$	%	US$	%
Customized software solutions	185,087	33.8%	117,252	16.9%
White label software	205,055	37.4%	361,619	52.3%
Subscription services	157,488	28.8%	213,113	30.8%
Total	547,630	100.0%	691,984	100.0%

Cost of revenues mainly consists of amortization of intangible assets, subcontracting costs, IT personnel staff cost and rental of server. For the years ended December 31, 2023 and 2024, cost of revenues was US$547,630 and US$691,984, respectively, increase in cost of revenues by US$144,354 or 26.4%, which is mainly due to the increase in (i) amortization of intangible asset which in turn was resulted from the purchase of additional modules of the ERP system from a third party at a consideration of US$2,832,115 during the year ended December 31, 2024, and (ii) increase in the cost of subcontractor by US$44,071 or 32.5% for the maintenance and support of ERP system from US$135,424 for the year ended December 31, 2023 to US$179,495 for the year ended December 31, 2024.

Gross profit

	2023				2024
Category	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit	Gross profit margin
	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	1,813,678	185,087	1,628,591	89.8%	1,119,210	117,252	1,001,958	89.5%
White label software	382,527	205,055	177,472	46.4%	748,770	361,619	387,151	51.7%
Subscription services	293,790	157,488	136,302	46.4%	441,238	213,113	228,125	51.7%
Total	2,489,995	547,630	1,942,365	78.0%	2,309,218	691,984	1,617,234	70.0%

For the years ended December 31, 2023 and 2024, gross profit was US$1,942,365 and US$1,617,234, respectively, and gross profit margin was 78.0% and 70.0%, respectively, of operating revenue.

For customized software solutions, the gross profit decreased by US$626,633 or 38.5% from US$1,628,591 for the year ended December 31, 2023 to US$1,001,958 for the year ended December 31 2024. It was principally attributable to the decrease in demand for the IT software for the SMBs, the decrease in customer orders received from 46 for the year ended December 31, 2023 to 21 for the year ended December 31, 2024 which led to the decrease in revenue of customized software solutions. Moreover, the gross profit margin decreased by 0.3% from 89.8% for the year ended December 31, 2023 to 89.5% for the year ended December 31, 2024, it was mainly due to increase in the amortization of intangible assets resulted from acquisition of additional modules to enhance its ERP system during current year.

For white label software, the gross profit increased by US$209,679 or 118.1% from US$177,472 for the year ended December 31, 2023 to US$387,151 for the year ended December 31, 2024. The increase in gross profit and gross profit margin was mainly due to the effort on the marketing activities and a new customer approached for implementation of the software with a better contractual term.

For subscription service, the gross profit increased by US$91,823 or 67.4% from US$136,302 for the year ended December 31, 2023 to US$228,125 for the year ended December 31, 2024. With increase in scale and expansion, the Company increased its bargaining power and negotiated with customers with more competitive term and the average contract service price increased. As a result, both gross profit and gross profit margin increased.

Operating expenses

	Years ended December 31,
	2023	2024	Increase/(decrease)
	US$	US$	US$	%
Sales and marketing expenses	—	645,687	645,687	100.0%
Staff costs and employee benefits	227,042	298,081	71,039	31.3%
Rental and office expenses	109,947	107,176	(2,771)	(2.5)%
Legal and professional fees	374,594	623,739	249,145	66.5%
Depreciation	28,900	28,995	95	0.3%
Provision of expected credit losses	13,864	311,539	297,675	2,147.1%
Others	4,581	58,649	54,068	1,180.3%
TOTAL OPERATING EXPENSES	758,928	2,073,866	1,314,938	173.3%

Operating expenses includes selling expenses and administrative expenses for the daily operations of the Company. For the years ended December 31, 2023 and 2024, total operating expenses were US$758,928 and US$2,073,866 respectively. The increase of operating expenses by US$1,314,938 or 173.3% was mainly due to the increase in (i) staff cost and employee benefits, (ii) Selling and marketing expenses, (iii) legal and professional fees and (iv) provision of expected credit losses.

Staff cost and employee benefits in operating expenses comprised of marketing personnels, administrative personnels and independent non-executive directors for years ended December 31, 2023 and 2024. The staff costs and employee benefits for administrative personnels mainly represents finance department, administrative department, marketing personnel and senior management which was increased by US$71,039 or 31.3% from US$227,042 for the year ended December 31, 2023 to US$298,081 for the year ended December 31, 2024 was mainly due to independent non-executive directors hired upon listing in 2024.

The sales and marketing expenses for the year ended December 31, 2024, increase by US$645,687 or 100.0% from Nil for the year ended December 31, 2023 to US$645,687 for the year ended December 31, 2024 was mainly due to the increase in advertising expenses in 2024.

The legal and professional fee increase by US$249,145 or 66.5% from US$374,594 for the year ended December 31, 2023 to US$623,739 for the year ended December 31, 2024 was mainly due to increase in fee on the acquisition of new target company.

The provision of expected credit losses increased by US$297,675 or 2,147.1% from US$13,864 for the year ended December 31, 2023 to US$311,539 for the year ended December 31, 2024 was mainly due to the increase in provision on long outstanding account receivables.

Other income (expense), net

For the years ended December 31, 2023 and 2024, total other expense, net was US$14,798 and US$28,114, respectively. The other income (expenses) mainly represented the interest income and investment (loss) gain for investment, interest expense on bank borrowings, government subsidies and foreign exchange. Increase in other expense, net is mainly due to the increase in foreign exchange by US$30,813 or 100.0% from Nil for year ended December 31, 2023 to US$30,813 for year ended December 31, 2024.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Our income tax expenses decrease by approximately US$284,230 from income tax expenses of approximately US$231,030 for the year ended December 31, 2023 to income tax credit of approximately US$53,200 for the year ended December 31, 2024, primarily due to (i) an decrease in the net income before tax by approximately US$1,653,383 or 141.5% from income before income tax of approximately US$1,168,639 for the year ended December 31, 2023 to loss before income tax of approximately US$484,744 for year ended December 31, 2024; and (ii) an decrease in deferred tax expenses of US$156,216 derived from the acceleration of depreciation and amortization of property and equipment and intangible assets and provision of expected credit loss. Our effective tax rates were 19.8% and (10.9)% for the year ended December 31, 2023 and 2024, respectively.

Net income

Our net income for the years ended December 31, 2023 and net loss for the year ended December 31, 2024, was US$937,609 and US$431,544, respectively. The decrease of net income by US$1,369,153 or 146.0% was mainly due to the increase in selling and marketing expenses, legal and professional fees, provision of expected credit losses and decrease in revenue.

Year ended December 31, 2023 compared with year ended December 31, 2022

Our total revenues increased by approximately US$818,878 or 49.0% to approximately US$2,489,995 for the year ended December 31, 2023 from approximately US$1,671,117 for the year ended December 31, 2022. Such increase was mainly attributable to the increase in revenue generated from our provision of customized software solutions by approximately US$972,167 or 115.5% and increase in revenue generated from our provision of subscription services by approximately US$230,395 or 363.4%, which were partially offset by the decrease in revenue generated from our provision of white label software by approximately US$383,684 or 50.1%. Details of further explanation were discussed below.

(i)	Revenue by product categories

	Years ended December 31,
	2022		2023
	US$	%	US$	%
Customized software solutions	841,511	50.3%	1,813,678	72.8%
White label software	766,211	45.9%	382,527	15.4%
Subscription services	63,395	3.8%	293,790	11.8%
Total	1,671,117	100.0%	2,489,995	100.0%

Customized software solutions

For the years ended December 31, 2022 and 2023, revenue generated from our provision of customized software solutions accounted for approximately 50.3% and 72.8% of our total revenues, respectively. We provide customized software solutions based on customers’ specifications. The significant increase in the revenues from customized software solutions by US$972,167 or 115.5% from US$841,511 for the year ended December 31, 2022 to US$1,813,678 for the year ended December 31, 2023 was principally contributed to (i) the increase in demand for the IT software to increase the efficiency of management and operation of the SMBs; and (ii) proficiencies gained from experience of customized computer solution have shorten the completion time frame of delivering products to customers, resulting in an increase in customer orders received from 18 for the year ended December 31, 2022 to 46 for the year ended December 31, 2023.

White label software

For the years ended December 31, 2022 and 2023, revenue generated from our provision of white label software accounted for approximately US$766,211 or 45.9% and US$382,527 or 15.4% of our total revenues, respectively. We provide self-developed software as “White label” products to our customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. The decrease in the revenues in white label software by US$383,684 or 50.1% from US$766,211 for the year ended December 31, 2022 to U$382,527 for the year ended December 31, 2023, was due to the decrease in the demand for the self-developed software for SMBs.

Subscription services

For the years ended December 31, 2022 and 2023, revenue generated from the provision of subscription services accounted for approximately US$63,395 or 3.8% and US$293,790 or 11.8% of our total revenues, respectively. We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs. Increase in the revenue from subscription services by US$230,395 or 363.4% from US$63,395 for the year ended December 31, 2022 to US$293,790 for the year ended December 31, 2023 which was principally contributed to the average contract sum increased from approximately US$2,756 for the year ended December 31, 2022 to US$8,999 for the year ended December 31, 2023.

Cost of revenues

	Years ended December 31,
	2022		2023
	US$	%	US$	%
Customized software solutions	122,759	34.8%	185,087	33.8%
White label software	212,611	60.2%	205,055	37.4%
Subscription services	17,592	5.0%	157,488	28.8%
Total	352,962	100.0%	547,630	100.0%

Cost of revenues mainly consists of amortization of intangible assets, subcontracting costs, IT personnel staff cost and rental of server. For the years ended December 31, 2022 and 2023, cost of revenues was US$352,962 and US$547,630, respectively, increase in cost of revenues by US$194,668 or 55.2%, which is in line with the increase in revenues, is mainly due to the increase in amortization of intangible asset which in turn was resulted from the purchase of additional modules of the ERP system from a third party at a consideration of US$437,874 during the year ended December 31, 2023 and increase in the cost of subcontractor by US$83,130 or 159.0% for the maintenance and support of ERP system from US$52,294 for the year ended December 31, 2022 to US$135,424 for the year ended December 31, 2023.

Gross profit

	2022				2023
Category	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit	Gross profit margin
	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	841,511	122,759	718,752	85.4%	1,813,678	185,087	1,628,591	89.8%
White label software	766,211	212,611	553,600	72.3%	382,527	205,055	177,472	46.4%
Subscription services	63,395	17,592	45,803	72.3%	293,790	157,488	136,302	46.4%
Total	1,671,117	352,962	1,318,155	78.9%	2,489,995	547,630	1,942,365	78.0%

For the years ended December 31, 2022 and 2023, gross profit was US$1,318,155 and US$1,942,365, respectively, and gross profit margin was 78.9% and 78.0%, respectively, of operating revenue.

For customized software solutions, the gross profit increased by US$909,839 or 126.6% from US$718,752 for the year ended December 31, 2022 to US$1,628,591 for the year ended December 31 2023. The proficiencies gained from experience of customized computer solution have shorten the completion time frame of delivering products to customer which resulted in decrease in cost of development.

For white label software, the gross profit decreased by US$376,128 or 67.9% from US$553,600 for the year ended December 31, 2022 to US$177,472 for the year ended December 31, 2023. The decrease in gross profit and gross profit margin was mainly due to decrease in demand in white label software during the current year while the cost of developing the white label increased due to special functions requested by customers which resulted in increase in outsource costs.

For subscription service, the gross profit increased by US$90,499 or 197.6% from US$45,803 for the year ended December 31, 2022 to US$136,302 for the year ended December 31, 2023. With increase in scale and expansion, the Company increased its bargaining power and negotiated with customers with more competitive term and the average contract service price increased. Nevertheless, cost of subscription service increased mainly due to the increase in the amortization of ERP system resulted from acquisition of additional modules during the current year. As a result, the gross profit increased while its gross profit margin decreased.

Operating expenses

	Years ended December 31,
	2022	2023	Increase/(decrease)
	US$	US$	US$	%
Staff costs and employee benefits	228,893	227,042	(1,851)	(0.8)%
Rental and office expenses	55,823	109,947	54,124	97.0%
Legal and professional fees	61,818	374,594	312,776	506.0%
Depreciation	27,618	28,900	1,282	4.6%
Provision of expected credit losses	-	13,864	13,864	100.0%
Others	5,042	4,581	(461)	(9.2)%
TOTAL OPERATING EXPENSES	379,194	758,928	379,734	100.1%

Operating expenses includes selling expenses and administrative expenses for the daily operations of the Company. For the years ended December 31, 2022 and 2023, total operating expenses were US$379,194 and US$759,928, respectively. The increase of operating expenses by US$379,734 or 100.1% was mainly due to the increase in rental and office expenses and legal and professional fees for the year ended December 31, 2023. Increase in rental and office expenses by US$54,124 or 97.0% from US$55,823 for the year ended December 31, 2022 to US$109,947 for the year ended December 31, 2023 was mainly due to the lease of a new corporate office in November 2022 with higher rent and the monthly rent increase from approximately US$1,659 for previous corporate office to approximately US$8,558 for the new corporate office in 2023 due to larger area. Increase in legal and professional fees by US$312,776 or 506.0% from US$61,818 for the year ended December 31, 2022 to US$374,594 for the year ended December 31, 2023 was mainly due to the increase in audit fee of US$368,552 for the IPO purpose.

Staff cost and employee benefits in operating expenses comprised of marketing personnels and administrative personnels for years ended December 31, 2022 and 2023. the staff costs and employee benefits for administrative personnels mainly represents finance department, administrative department and senior management which was increased by US$190,979 or 529.6% from US$36,063 for the year ended December 31, 2022 to US$227,042 for the year ended December 31, 2023 was mainly due to the senior management staffs were hired in last quarter in 2022. The staff costs and employee benefits for marketing personnels decreased by US$192,830 or 100.0% from US$192,830 for the year ended December 31, 2022 to Nil for the year ended December 31, 2023 was mainly due to sales representatives were all resigned in 2022.

Other income (expense), net

For the years ended December 31, 2022 and 2023, total other expense, net was US$1,005 and US$14,798, respectively. The other income (expenses) mainly represented the interest income and investment (loss) gain for investment, interest expense on bank borrowings and government subsidies. Increase in other expense, net is mainly due to the decrease in other income from government subsidies received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the Hong Kong government by US$12,259 or 88.9% from US$13,792 for year ended December 31, 2022 to US$1,533 for year ended December 31, 2023.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Our income tax increased by approximately US$73,722, or 46.9%, from income tax expenses of approximately US$157,308 for the year ended December 31, 2022 to approximately US$231,030 for the year ended December 31, 2023, primarily due to (i) an increase in the net income before tax by approximately US$230,683 or 24.6% from approximately US$937,956 for the year ended December 31, 2022 to approximately US$1,168,639 for year ended December 31, 2023; as a result the net operating loss was fully utilized for the year ended December 31, 2023; and (ii) an increase in deferred tax expenses of US$54,049 derived from the acceleration of depreciation and amortization of property and equipment and intangible assets. Our effective tax rates were 16.8% and 19.8% for the year ended December 31, 2022 and 2023, respectively.

Net income

Our net income for the years ended December 31, 2022 and 2023, was US$780,648 and US$937,609, respectively. The increase of net income by US$156,961 or 20.1% was mainly due to the predominantly the increase in our overall revenues in 2023.

Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,
	2023	2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,783	250,312
Accounts receivable, net	720,245	452,823
Deposits, prepayments and other receivables, net	36,510	875,823
Amount due from a director	18,414	—
Total current assets	787,952	1,578,958

Current liabilities:
Accruals and other payables	262,078	245,033
Contract liabilities	45,920	315,411
Deferred government subsidy	38,506	38,716
Bank borrowings	496,517	433,991
Lease liabilities	84,883	90,199
Amount due to a director	—	260,416
Tax payable	128,280	128,982
Total current liabilities	1,056,184	1,512,748
Net current (liabilities) assets	(268,232)	66,210

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription and customized software solutions which are recorded net of allowance for the Company’s expected credit loss. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023, accounts receivable were aged within one year and allowance for expected credit losses provided was US$13,864. As of December 31, 2024, accounts receivable were aged within one year and allowance for expected credit losses provided was US$326,813.

Our accounts receivable balance decreased by US$267,422, or 37.1% from US$720,245 as of December 31, 2023 to US$452,823 as of December 31, 2024. The decrease was mainly due to the increase in provision of expected credit loss on long outstanding balance of the accounts receivables.

Amount due from (to) a director

		As of December 31,
Name	Relationship	2023	2024
		US$	US$
Mr. Shek Kin Pong	Director and Controlling Shareholder of the Company	18,414	(260,414)
		18,414	(260,414)

The balance with the amount due from a director of US$18,414 and due to a director of US$260,414 as of December 31, 2023 and 2024, respectively, represented the fund transfer to Mr. Shek Kin Pong, the director and Controlling Shareholder of the Company, for the operations of related companies. The balances as of December 31, 2023 and 2024 with the director are unsecured, interest free with no specific repayment terms and non-trade nature. As at the date of this report, the amount due to Mr. Shek Kin Pong has been fully repaid.

Overall decrease in balances with the director for the year ended December 31, 2024 was due to the advance from Mr. Shek Kin Pong in the year ended December 31, 2024.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached on the borrowings. As of December 31, 2023 and 2024, the bank borrowings were approximately US$496,517 and US$433,991, respectively. There are no material movement was noted.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software a product that the Group is offering and other accrual and payable for the operation of the ordinary course of business.

Our accruals and other payables as of December 31, 2024 increased by approximately US$17,045 or 6.5% from approximately US$262,078 as of December 31, 2023 to approximately US$245,033 as of December 31, 2024, mainly due to the increase of accrued staff costs by approximately US$24,812.

Deferred government subsidy

The balance represented the government subsidy of US$38,716 received from the Hong Kong Government during the year ended December 31, 2024, in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the consolidated balance sheets as deferred government subsidy due to the conditions attached in the BUD Fund have not been fulfilled as of December 31, 2023 and 2024.

Lease liabilities

Our lease liabilities represented the current position of our non-cancellable lease agreement of our corporate office in Hong Kong, and were reduced by amortization charge and lease payments were made, respectively.

Increase in lease liabilities by approximately US$82,840 (including the non-current portion of lease liabilities) or 97.6% as of December 31, 2024 from approximately US$84,883 as of December 31, 2023 to approximately US$167,723 (including the non-current portion of lease liabilities) as December 31, 2024 was mainly due to the new lease contract was entered during the year ended December 31, 2024.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2023 and 2024, the Company recorded contract liabilities of US$45,920 and US$315,411, respectively. Increase in our contract liabilities by approximately of US$269,491 or 586.9% as of December 31, 2024 was primarily due to increase in the deposit received from customer in the last quarter of the year ended December 31, 2024.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table summarizes our cash flows for the years indicated:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
Net cash generated from (used in) operating activities	1,168,362	797,205	(316,126)
Net cash used in investing activities	(1,314,653)	(566,692)	(2,832,115)
Net cash generated from (used in) financing activities	354,323	(479,774)	3,394,012
Net increase (decrease) in cash and cash equivalents	208,032	(249,261)	245,771
Cash and cash equivalents at beginning of year	51,862	261,377	12,783
Effect of foreign exchange differences	1,483	667	(8,242)
Cash and cash equivalents at end of year	261,377	12,783	250,312

Cash flows generated from operating activities

During the years ended December 31, 2022, 2023 and 2024, the cash inflows from our operating activities were primarily derived from the revenues generated from our provision for customized software solutions, white label software and subscription services; whereas the cash outflows for our operating activities mainly comprised staff cost and employee benefits, subcontracting costs, and other operating expenses including rental and office expenses and legal and professional fees.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-cash items, such as depreciation and amortization of intangible assets, and effects of changes in operating assets and liabilities such as increase or decrease in accounts receivable, deferred tax assets, rental deposit, accruals and other payables, deferred government subsidy, contract liabilities and deferred tax liabilities.

For the year ended December 31, 2022, our net cash generated from operating activities was US$1,168,362, which primarily arising from our net income from operation of approximately US$780,648, as adjusted from non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$38,646; and (ii) amortization of intangible assets of US$56,887. Changes in operating assets and liabilities mainly include (i) the decrease in accounts receivable by US$96,992 due to the settlement of accounts receivable from the customers during the year outweighed the increase in accounts receivable; (ii) increase in deferred government subsidy of US$38,506 due to the government subsidy of US$38,506 received from the Hong Kong Government during the year ended December 31, 2022, in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) in Hong Kong in which the conditions were not yet fulfilled as of December, 2022; (iii) increase in contract liabilities of US$20,020 due to receipt from the customers during the year for the subscription services; and (iv) the increase in deferred tax liabilities of US$186,899 mainly due to the temporary differences of depreciation and amortization of intangible assets; and partially offset by (i) the increase in deferred tax assets of US$29,563 due to the increase tax losses arising from the temporary differences on depreciation and amortization of intangible assets; and (ii) the increase in rental deposit of US$25,115 due to the lease of a new office during the year ended December 31, 2022 with a lease term of two years.

For the year ended December 31, 2023, our net cash generated from operating activities was US$797,205, which primarily arising from our net income from operation of approximately US$937,609, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$40,385; and (ii) amortization of intangible assets of US$146,401; and (iv) allowance for expected credit losses of US$13,864. Changes in operating assets and liabilities mainly include (i) the decrease in deferred tax assets by US$54,049 due to the utilization during the year resulted from the taxable profits in the current year; (ii) the increase in accruals and other payables by US$227,975 due to increase in accrued professional fee resulted from the audit fee for IPO listing purpose; (iii) the increase in deferred tax liabilities of US$48,967 mainly due to the temporary differences of depreciation and amortization of intangible assets; and (iv) increase in tax payables of US$128,280 due to increase in the assessable profit for the year ended December 31, 2023; and partially offset by (i) the increase in accounts receivable from customers by US$688,332 due to was mainly due to the increase in revenue in last quarter for year ended December 31, 2023; (ii) increase in deposits, other receivables and prepayments of US$5,035 due to the prepayment for the maintenance fee to the subcontractor and (iii) decrease in contract liabilities of US$106,621 due to recognition of revenues because of completion of performance obligations during the year ended December 31, 2023.

For the year ended December 31, 2024, our net cash used in operating activities was US$316,126, which primarily arising from our net loss from operation of approximately US$431,544, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$40,560; and (ii) amortization of intangible assets of US$259,997; and (iv) allowance for expected credit losses of US$311,539. Changes in operating assets and liabilities mainly include (i) the increase in accruals and other payables by US$202,287 due to increase in accrued professional fee resulted from the audit fee and accrued staff costs; (ii) the increase in accounts receivable from customers by US$44,117 due to was mainly due to the increase in revenue in last quarter for year ended December 31, 2024; (iii) increase in deposits, other receivables and prepayments of US$871,381 due to the prepayment for the maintenance fee to the subcontractor and (iv) increase in contract liabilities of US$269,491 due to recognition of revenues because of completion of performance obligations during the year ended December 31, 2024.

Cash flows used in investing activities

Our cash flows used in investing activities primarily consisted of (i) the purchase of property and equipment; (ii) the purchases of intangible assets; and (iii) the prepayment for acquisition of intangible assets.

For the year ended December 31, 2022, net cash used in investing activities was approximately US$1,314,653, mainly arising from (i) purchase of property and equipment of approximately US$125,533 primarily for leasehold improvement; and (ii) purchase of intangible assets of approximately US$1,189,120 which represented the ERP software acquired from third party during the year.

For the year ended December 31, 2023, net cash used in investing activities was approximately US$566,692, mainly arising from the purchase and prepayment for acquisition of intangible assets of approximately US$437,874 and US$128,000, respectively, which represented the ERP software acquired from third party during the year.

For the year ended December 31, 2024, net cash used in investing activities was approximately US$2,832,115, mainly arising from the purchase of intangible assets of approximately US$2,832,115, which represented the ERP software acquired from third party during the year.

Cash flows generated from (used in) financing activities

Our cash flows generated from (used in) financing activities primarily consisted of (i) repayment of bank borrowings; (ii) deferred offering costs; (iii) advances to a director; (iv) repayment from a director; (v) repayment of related parties; and (vi) settlement of subscription receivables from shareholders.

For the year ended December 31, 2022, net cash generated from financing activities was approximately US$354,323, mainly arising from (i) net repayments from shareholders of approximately US$1,022,037; and partially offset by (i) prepaid offering costs of approximately US$334,000; and (ii) net repayments to related parties of approximately US$317,339.

For the year ended December 31, 2023, net cash used in financing activities was approximately US$479,774, mainly arising from (i) repayment for bank borrowing of US$17,841, (ii) prepayment of offering costs of US$346,090, (iii) advance to director of US$18,414; and (iv) repayment to related parties of US$380,077; and partially offset by (i) repayment from a director of US$38,878; and (ii) settlement of subscription receivables by shareholders of approximately US$243,770.

For the year ended December 31, 2024, net cash generated from financing activities was approximately US$3,394,012, mainly arising from (i) proceed from initial public offerings of US$4,019,673; and (ii) repayment from director of US$59,498 and partially offset by (i) repayment for bank borrowing of US$64,966; and (ii) prepayment of offering costs of US$620,193.

Cash Flow Sufficiency

In order to meet the debt obligations and operating needs of our business, our management expects to satisfy the cash flow needs through (i) maintaining stable relationships with banks in order to renew the bank borrowings upon maturity or to arrange for additional banking facilities for use when necessary; (ii) maintaining stable cash inflows and avoiding breaching any debt covenants attached in the existing bank borrowings which has original maturity of eight years; (iii) closely monitoring the collection status of accounts receivable and actively following up with our customers for settlements; (iv) diversifying and broadening our customer base to avoid reliance on particular customers and to expand our sources of revenue and cash flow; (v) effectively managing accounts payable and negotiating for longer credit periods from suppliers, when necessary; (vi) obtaining financial support from our Controlling Shareholder and investors to meet short-term operating expenses; and (vii) continuing to focusing on improving operational efficiency and cost reductions and enhancing efficiency.

The Company believes that, taking into consideration the present available banking facilities and internal financial resources we have, including the current levels of cash and cash flows from operations, and the measures mentioned above, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Commitments

Operating lease commitment as a lessee

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2024 is as follows:

Operating leases
US$
Year ending December 31, 2025	94,208
Year ending December 31, 2026	78,507
Total undiscounted lease obligations	172,715
Less: imputed interest	(4,992)
Lease liabilities recognized in the consolidated balance sheet	167,723

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2023 is as follows:

Operating leases
US$
Year ending December 31, 2024	85,760
Total undiscounted lease obligations	85,760
Less: imputed interest	(877)
Lease liabilities recognized in the consolidated balance sheet	84,883

Capital commitments

As of December 31, 2022, 2023 and 2024, our Group did not have any capital commitments.

Capital Expenditure

Historical capital expenditures

Our capital expenditures during the years ended December 31, 2022, 2023 and 2024 were mainly related to the addition of leasehold improvement and the purchase of server for storage of all data of software and computer equipment. For the years ended December 31, 2022, 2023 and 2024, our capital expenditures in relation to property and equipment were approximately US$125,533, US$818 and Nil, respectively, and our capital expenditures in relation to intangible asset were approximately US$1,189,120, US$437,874 and US$2,832,115, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the years ended December 31, 2022, 2023 and 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$64,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of US$12,783 was maintained at financial institutions in Hong Kong and approximately US$12,783 was insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. Since all accounts receivable as at year ended December 31, 2023 and 2024 were aged within one year, minimum credit risk was noted for accounts receivable. As of December 31, 2024, accounts receivable were aged within one year and allowance for expected credit loss provided was US$326,812.

Customer concentration risk

For the year ended December 31, 2024, two customers accounted for 32.4% and 15.3% of our total revenues. The two customers signed Wching HK’s standard software development agreement, including provisions regarding deliverables, payment, confidentiality, intellectual property, warranties, indemnification, assignment, and governing law. The non-breaching party may terminate the agreement for a material breach of any terms and conditions within such agreement, and either party may terminate the agreement if the other party receives convictions of criminal offenses or files for bankruptcy during the term of the agreement. We usually provide a 90-day continuing support service from the application delivery, including repairs of bugs, glitches, and other issues related to the delivered application, and we do not charge separately for these support services. For the year ended December 31, 2023 one customer accounted for 20.7% of our total revenues. For the year ended December 31, 2022, two customers accounted for 45.9% and 12.2% of our total revenues. No other customer accounts for more than 10% of our revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023, one customer accounted for 10.5% of the total balance of accounts receivable. As of December 31, 2024, five customers accounted for 21.0%, 14.5%, 13.2%, 12.8% and 11.9% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2023 and 2024, respectively.

Subcontractor concentration risk

For the year ended December 31, 2023, one subcontractor accounted for 24.7% of our total cost of revenues. No other subcontractor accounts for more than 10% of our cost of revenues for the years ended December 31, 2023 and 2024, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business — The occurrence of force majeure events and natural disasters may adversely affect our business, financial condition and results of operations” in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operating revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following individuals are members of our board of directors and management of the Company as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shek Kin Pong	43	Chief Executive Officer and Chairman of the board
Au Ho Chi	39	Chief Financial Officer and Director
Tang Chi Hin	45	Chief Technology Officer and Director
Lau Yun Chau	35	Independent Director
Chu Chi Hong	43	Independent Director
Bai Yang	38	Independent Director
Michael Chung Fai Ng	42	Independent Director

The following is a brief biography of each of our current directors and executive officers:

Mr. Shek Kin Pong, age 42, is our Chief Executive Officer and Chairman of the board. Mr. Shek is an experienced IT executive with over twenty years of IT software development experience. Mr. Shek is the founder and IT team Head of Wching HK. From 2012 to the date of this annual report, he has been the CEO and Director of Wching HK. Prior to Wching HK, from 2001 to 2012, Mr. Shek performed as a Senior Java Programmer at Creative Way Technology Limited, reporting directly to the Team Head of the IT Department, where he led and advised on various projects, including Email Scheduler, Silver Stream application server enhancement, Hyperion report, and the revamp of EDMH PSI forecast and budget system; he was later promoted from Junior to Senior Java Programmer and took on training and speaking roles for internal training. In 2001, he worked as a Web Developer at Logicspace Limited, providing IT support to the team and customers. From 2000 to 2001, Mr. Shek worked as a Programmer at STK Technology Limited. From 1999 to 2000, he worked as a Customer Service Provider at Hutchison Whampoa Limited, where he offered daily support to the Customer Service Team and managed customer inquiries and liaisons. Mr. Shek obtained Level 7 Strategic Management and Leadership Diploma from Hedon Academy in 2022. In 2023, Mr. Shek received his Master’s degree from the MBA program at Anglia Ruskin University.

Mr. Au Ho Chi, age 38, is our Chief Financial Officer and Executive Director. Mr. Au has more than 15 years of experience in accounting and finance. From December 2022 to the date of this annual report, Mr. Au has been serving as the CFO at Wching HK. Since July 2023, he has been serving as an Independent Non-Executive Director at Black Box Entertainment Ltd. From October 2018 to June 2022, he served as the CFO and a Director at Life Asia Capital Limited. From September 2014 to September 2018, he worked as the CFO and a Director at Creative Veggie Limited. From July 2011 to April 2013, Mr. Au worked as a Finance Manager at Eternal Optical and Perfumery (Far East) Limited, where he got promoted from Assistant Finance Manager to Finance Manager in Mar 2012. From September 2007 to June 2011, he worked as an Audit Senior Associate at PricewaterhouseCoopers. During the summer of 2006, he worked as a Researcher & Analyst at Commodity Business Intelligence (Shanghai). Mr. Au obtained his Bachelor of Business and Administration (BBA) degree from The Hong Kong University of Science and Technology in 2007.

Mr. Tang Chi Hin, age 44, is our Chief Technology Officer and Executive Director. Mr. Tang has more than 20 years of experience in the IT industry. From February 2022 to now, he has been a Programmer at Wching HK, providing programming support to the company and customers, working on tailor-made software based on customer requests and company specifications. From January 2005 to December 2021, Mr. Tang worked as a Software Engineer at Pureblue Limited, playing a major role in restructuring the payment management system and handling database access, transaction processing, reporting, and scheduled console transactions. From May 2004 to December 2004, he worked as a Programmer at Sun Hing Steel Furniture Fty Ltd. From May 2003 to March 2004, he worked as a Software Consultant at Power Infinite Limited. From May 2002 to March 2003, he worked as a Web Programmer at PhotoChina.cc Limited. From May 2000 to March 2002, he worked as a Programmer at Professional Information System Limited. From April 2000 to February 2001, he worked as a Web Programmer at Game2game.com Limited. Mr. Tang obtained his bachelor’s degree in Computing of E-commerce from the University of South Australia in 2005 and a Diploma in Computer Science from Chu Hai College in 2000.

Mr. Lau Yun Chau, age 34, is our independent director and a member of the audit committee, the compensation committee and the nominating and corporate governance committee. Mr. Lau has more than 8 years of experience in the advertising industry. From July 2022 to now, Mr. Lau has been working as a Sales Manager at Channel C. From March 2022 to April 2022, he worked as a Business Development Manager at HKET. From July 2012 to February 2022, he worked as a Corporate Account Manager (Sales) at New iMedia Solution Ltd. From January 2012 to June 2012, he worked as a Members Relations Assistant Manager at The Hong Kong Jockey Club. From August 2010 to January 2012, he worked as an Assistant Manager (Club House and Leisure) at Kiu Lok Service Management Co., Ltd. From April 2010 to June 2010, Mr. Lau worked as a Guest Services Officer at Empire Hotel. From July 2008 to March 2010, Mr. Lau worked as a Customer Service Officer (Leasing Department) at Sino Estates Management Limited. From April 2008 to July 2008, he worked as a Clerk at the Credit Card Department of HSBC. From November 2007 to March 2008, Mr. Lau worked as a Management Trainee at Regal Riverside Hotel. From June 2006 to August 2006, he worked as a Game Promoter at Designer Group Company Limited. Mr. Lau majored in Associate of Arts in Communication and Public Relations at Community College of City University.

Mr. Chu Chi Hong, age 42, is our independent director and the chairman of the compensation committee and a member of the nominating and corporate governance committee. Mr. Chu has more than 16 years of expertise in Digital & User Experience Design, SEO strategy Online Marketing Strategy, Social Media Engagement and Cross-platform Digital Product Development, to delivering industry-recognized online creative solutions for global and top local companies. From August 2016 to now, he has worked as the Digital Director at GSMA. From April 2013 to June 2016, he worked as a Senior Artist at Ralph Lauren Asia Pacific Limited. From August 2008 to October 2013, he worked as the Art Director at the Origo Digital Agency (HK). Mr. Chu obtained his bachelor’s degree in graphic design at the University of The Arts London in 2006.

Ms. Bai Yang, age 37, is our independent director and is the chairman of the nominating and corporate governance committee and a member of the audit committee. Ms. Bai has over 10 years of expertise in management, corporate governance, compliance, strategic planning and implementation, administration and human resource. From February 2012 to September 2022, Ms. Bai worked as General Manager at Prior Global Asset Management Group Limited, overseeing the development of businesses. From September 2009 to January 2012, she worked as an Executive Officer at China Fortune Foundation Limited, in which she was responsible for marketing and project management tasks. From June 2008 to September 2009, Ms. Bai worked as the Executive Assistant to Chairman at Chickeeduck Retail (Hong Kong) Limited. Ms. Bai obtained her Master of Science in Professional Accounting and Corporate Governance degree from the City University of Hong Kong in 2017, her Master of Social Science in Corporate Communication degree from the Chinese University of Hong Kong in 2010, and her bachelor’s degree of Arts from the Chinese University of Hong Kong in 2008.

Mr. Michael Chung Fai Ng, age 41, is our independent director and is the chairman of the audit committee and a member of the compensation committee. Mr. Ng has more than 15 years of expertise in managing SMBs and Retail Credit Lending Portfolio. From May 2022 to now, Mr. Ng has worked as the Head of Unsecured Lending at the Personal Digital Banking Product Department of Bank of China (Hong Kong) Limited. From June 2021 to May 2022, Mr. Ng was the Chief Product and Data Officer at OneConnect Financial Technology (Hong Kong) Co., Limited. From February 2019 to May 2019, he worked as an Advisor at the Innovative Solutions Group of TransUnion Asia Limited. From October 2017 to January 2019, he worked as a Senior Consultant at the Innovative Solutions Group of TransUnion Asia Limited. From October 2016 to October 2017, he worked as the Senior Risk Manager at the Consumer Business Risk Department of Citibank (Hong Kong) Limited. From September 2005 to October 2016, Mr. Ng worked as an Indp’t Model Review Manager at Hong Kong and Shanghai Banking Corporation Limited. Mr. Ng obtained his Master of Business Administration degree from The Hong Kong University of Science and Technology in 2018 and his Bachelor of Science degree from The University of British Columbia in 2006.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2023 and 2024 earned by or paid to our chief executive officer, chief financial officer, chief technology officer, and each director of the Company (the “named executive officers”).

Name and Principal Position	Year/ period	Salary (US$)		Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Deferred Compensation Earnings (US$)	Pension (US$)	Total (US$)
Shek Kin Pong	2023		$124,919	—	—	—	—	—	—	124,919
CEO	2024	$		—	—	—	—	—	—

Au Ho Chi	2023		$63,609	—	—	—	—	—	—	63,609
CFO	2024	$		—	—	—	—	—	—

Tang Chi Hin	2023		$58,117	—	—	—	—	—	—	58,117
CTO	2024	$		—	—	—	—	—	—

Agreements with Named Executive Officers

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. Each employment agreement provides that we may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Pursuant to the terms of the employment agreements, each executive officer has agreed to hold, both during and after the date employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

Compensation of Directors

For the years ended December 31, 2023 and 2024, we have not paid any amount to our directors of the Company.

Executive Compensation Recovery Policy

We have adopted an Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, a copy of which has been incorporated by reference herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of directors consists of seven (7) directors as of the date of this annual report.

Duties of Directors

Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Qualification

There is currently no shareholding qualification for directors.

Committees of the Board of Directors

We have established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Lau Yun Chau, Ms. Bai Yang, and Mr. Michael Chung Fai Ng is the chairperson of our audit committee. We have determined that Mr. Lau Yun Chau, Ms. Bai Yang, and Mr. Michael Chung Fai Ng satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Michael Chung Fai Ng qualifies as audit committee financial experts within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Lau Yun Chau, Mr. Chu Chi Hong, and Mr. Michael Chung Fai Ng. Mr. Chu Chi Hong is the chairperson of our compensation committee. We have determined that Mr. Lau Yun Chau, Mr. Chu Chi Hong, and Mr. Michael Chung Fai Ng satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Lau Yun Chau, Mr. Chu Chi Hong, and Ms. Bai Yang. Ms. Bai Yang is the chairperson of our nominating and corporate governance committee. Mr. Lau Yun Chau, Mr. Chu Chi Hong, and Ms. Bai Yang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

6.D. Employees

As of December 31, 2022, 2023 and 2024, and the date of this annual report, Wching HK had 7 , 7 and 7 employees, respectively. As of the date of this annual report, Wching HK had 7 employees.  All of Wching HK’s employees are stationed in Hong Kong. All of our employees are employed under employment contracts that set out fully, among other things, the employees’ responsibilities, remuneration, and grounds for termination of employment. The remuneration packages of our employees include salary and bonus. Generally, employee salaries are determined based on the employees’ qualifications, experience, position, and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made. Overall, we believe that our remuneration package is competitive in the market.

We believe we maintain good working relationships with our employees and do not foresee any difficulties in the recruitment and retention of experienced staff. As of the date of this annual report and during the fiscal years ended December 31, 2022, 2023 and 2024, there was no interruption to our operations as a result of labor disputes.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

Ordinary Shares Beneficially Owned(1)
	Number	Percent
Directors and Executive Officers:
Shek Kin Pong	17,800,000	38.5%
Tang Chi Hin	—	—
Au Ho Chi	—	—
Lau Yun Chau	—	—
Chu Chi Hong	—	—
Bai Yang	—	—
Michael Chung Fai Ng	—	—
All executive officers and directors as a group (7 persons)	17,800,000	38.5%
5% Principal Shareholders:
Power Smart International Limited(3)	17,800,000	38.5%

Notes:

(1)	Based on 46,265,000 Ordinary Shares issued and outstanding as of the date of this annual report.
(2)	Shek Kin Pong, our Chief Executive Officer and Chairman of the Board, is the sole shareholder and director of Power Smart, holding 17,800,000 shares of the Company, which represent 38.5% of our Ordinary Shares. Shek Kin Pong is the beneficial owner of the 17,800,000 shares held by Power Smart.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Relationships with related parties

Name	Relationship
Mr. Shek Kin Pong	Chairman and Executive Director of the Company and the Controlling Shareholder
Super Power Tech Limited (previously known as Mr. Cloud App Limited)*	Entity controlled by Mr. Shek Kin Pong
Chill Out (Hong Kong) Company Limited	Entity controlled by Mr. Shek Kin Pong

The balances with related parties consist of the following:

	As of December 31,			As of June 30,
Name	Nature	2021	2022	2023	2024
		US$	US$	US$	US$
Mr. Shek Kin Pong(1)	Fund transfer	1,066,392	38,878	18,414	145,367
Super Power Tech Limited(2)	Fund transfer	(195,016)	(135,040)	—	—
Chill Out (Hong Kong) Company Limited(3)	Fund transfer	(504,778)	(245,037)	—	—

(1)	The balances with related parties are unsecured, interest free with no specific repayment terms. The amount is non-trade nature.
(2)	The balances with related parties are unsecured, interest free with no specific repayment terms. The amount is non-trade nature.
(3)	The balances with related parties are unsecured, interest free with no specific repayment terms. The amount is non-trade nature.

The Company does not have significant related party transactions incurred during the years ended December 31, 2023 and 2024.

Remuneration to senior management for the years ended December 31, 2022, 2023 and 2024 were:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
Salaries and other short term employee benefits	84,570	246,665	212,997
Payments to defined contribution pension schemes	6,321	6,897	4,614
Total	90,891	253,562	217,611

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview - Legal Proceedings”.

Dividend Policy

We have not made any dividends or distributions to U.S. investors as of the date of this annual report. During the fiscal years ended December 31, 2022, 2023 and 2024, no dividends or distribution have been made to date by our subsidiaries.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations — Regulations related to Hong Kong taxation.”

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Not Applicable.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “WCT.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

A copy of our amended and restated memorandum of association and our amended and restated articles of association (the “Memorandum of Association” and the “Articles of Association”, respectively and together as the “Memorandum and Articles of Association”) is filed as an exhibit to this annual report.

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this annual report, our authorized share capital is US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 each.

Immediately prior to our initial public offering on Nasdaq, we had 20,000,000 Ordinary Shares of par value US$0.00005 per Ordinary Share were issued, fully paid and outstanding.

On October 3, 2024, the Company closed its initial public offering of 1,100,000 Ordinary Shares on Nasdaq at a public offering price of US$4.00 per Ordinary Share. And upon completion of the initial public offering, we had 2,110,000 Ordinary Shares issued and outstanding. In connection with the closing of the initial public offering, the Company also issued to Dominari Securities LLC, the representative of the underwriters in the initial public offering, warrants to purchase up to 38,500 Ordinary Shares.

Subsequent to the initial public offering, on October 15, 2024, the representative of the underwriters in the Company’s initial public offering, Dominari Securities LLC, fully exercised its over-allotment option to purchase an additional 165,000 Ordinary Shares, as a result of which the Company had 21,265,000 Ordinary Shares issued and outstanding. In connection with the over-allotment option exercise, on October 17, 2024, the Company issued Dominari Securities LLC warrants to purchase up to 5,775 Ordinary Shares.

On January 15, 2025, the Company entered into Securities Purchase Agreements with several investors pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 25,000,000 Ordinary Shares at the price of $0.40 per Ordinary Share for gross proceeds of $10,000,000.

As of the date of this annual report, we had 46,265,000 Ordinary Shares issued and outstanding.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Memorandum and Articles of Association, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. The Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Subject to any rights and restrictions for the time being attached to any shares of the Company, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the shares dividends may be declared and paid according to the par value of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated as paid on the share.

The directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the directors may fix the value of such specific assets, may determine that cash payment shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the directors think fit.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, each have one vote; and (b) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Ordinary Share of which he is the holder. Each shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand and on a poll, each such proxy is under no obligation to cast all his votes in the same way. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Memorandum and Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a clearing house (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

The instrument of transfer of any share shall be in writing and in any usual or common form or such other form as the directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in our register of members in respect of the relevant shares.

Our board of directors may, in their absolute discretion, decline to register a transfer of any share which is not fully paid up or on which our Company has a lien. It may also decline to register a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any calendar year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our Memorandum and Articles of Association and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively, and each shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. A call shall be deemed to have been made at the time when the resolution of the directors authorizing such call was passed. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate of 8% per annum from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding without the sanction of an ordinary resolution 8% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

Redemption of Ordinary Shares

Subject to the Companies Act and our Memorandum and Articles of Association, the Company may:

(a)	issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares by either the board or by the shareholders by special resolution;

(b)	purchase its own shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the board or by the Shareholders by ordinary resolution, or are otherwise authorized by our Memorandum and Articles of Association; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied with the consent in writing of all of the holders of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company may (but shall not be obliged to, unless as required by applicable law or the rules of the Nasdaq Capital Market) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors.

The chairman of the board or a majority of the directors may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. Extraordinary general meetings may be convened on the requisition of two or more members holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one calendar days.

Every general meeting of our Company shall be called by at least seven (7) calendar days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the place, the day and the hour of the meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company (or their proxies) entitled to attend and vote thereat; and

(ii)	in the case of an extraordinary general meeting, by two-thirds (2/3rd) of the shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business.

The quorum for a general meeting shall be one or more shareholders who together hold shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our amended and restated memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount it thinks expedient;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our Shares or any of them into our Shares of smaller amount than is fixed by our Company’s Memorandum and Articles, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our Shares is derived; and

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way authorized by law.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that, every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any two or more members holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition a general meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of all of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

There are currently no exchange control regulations in the Cayman Islands or the British Virgin Islands applicable to us or our shareholders.

10.E. Taxation

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	Pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders of our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and the taxable year ended December 31, 2023. Depending on the amount of cash together with any other assets held for the production of passive income, it is possible that, for our taxable year ending December 31, 2024 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we have) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be found on the SEC’s website at www.sec.gov. You may also visit us on website at https://wellchange.co/. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency, as well as servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 276946), or the IPO Form F-1, in relation to our initial public offering of 1,265,000 Ordinary Shares at the public offering price of US$4.00 per Ordinary Share on Nasdaq, including the full exercise of the underwriters’ over-allotment. Our initial public offering closed on October 3, 2024 and the exercise of the over-allotment option closed on October 15, 2025. Dominari Securities LLC was the representative of the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were $2,497,187, including underwriting discounts of $776,250, underwriters’ non-accountable expense of $103,500, underwriters’ accountable expenses of $250,000, underwriters’ advisory fee of $200,000 and other expenses of $1,167,437. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately $7.9 million from our initial public offering. As of the date of this annual report, we have utilized such amount. We have used approximately $$2.65 million for courseware and online technology platform development, approximately $1.00 million in marketing and Wellchange brand building, approximately $2.00 million for expansion of application development service and subscription services and approximately $1.00 million for working capital and for other general corporate purposes.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our Class A ordinary shares, or our affiliates.

Secondary Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-284034), which was declared effective by the SEC on January 14, 2025, in relation to the public offering of 25,000,000 Ordinary Shares at a public offering price of $0.40 per Ordinary Share. The public offering closed on January 17, 2025. Revere Securities LLC acted as exclusive placement agent in connection with the offering.

The total expenses incurred for our company’s account in connection with the offering were $955,000.

After deducting the total expenses, we received net proceeds of approximately $9,045,000. As of the date of this annual report, we have used US$448,560.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weakness identified in our internal control over financial reporting as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management identified below material weaknesses in the design and operation of our internal controls:

●	The Company lacked the key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure. We also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the CFS;

●	The Company lacked sufficient resources and expertise with U.S GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner; and

●	The Company lacked sufficient controls designed and implemented in IT environment and IT general control activities, mainly associated with areas of access logical security, system change management, IT operations and cyber security monitoring activities.

To address the material weaknesses in internal control over financial reporting of the Company, we have: (a) hired an experienced outside consultant with adequate experience with U.S GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system; (d) continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention; and (e) continued our efforts to strengthen the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Lau Yun Chau, Ms. Bai Yang, and Mr. Michael Chung Fai Ng is the chairperson of our audit committee. Our board also has determined that Mr. Michael Chung Fai Ng qualifies as audit committee financial experts within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

We have a code of business conduct and ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Any amendment to or waivers of the code of ethics for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at within four business days following the amendment or waiver. During year 2024, no amendments to or waivers from the code were made or given to any of our executive officers.

Our code of ethics is incorporate by referenece herewith as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On November 19, 2024, the Company terminated its independent registered public accounting firm, WWC, P.C., as the Company’s independent registered public accounting firm, effective on December 3, 2024. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company. On December 12, 2024, the Audit Committee and the Board of Directors of the Company ratified the appointment of SR CPA & Co. as its new independent registered public accounting firm to audit and review the Company’s financial statements.

Audit Fees

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The Company was billed and paid to WWC, P.C. audit fees US$220,000 and US$200,000 during the year ended December 31, 2023, and 2022, respectively.

The Company was billed and paid to SR CPA & Co. audit fees US$150,000 during the year ended December 31, 2024.

Audit-Related Fees

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

The Company has not paid for audit-related services for year end of December 31, 2024 and 2023.

Tax Fees

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The Company has not paid for tax services for year end of December 31, 2024 and 2023.

All Other Fees

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The Company has not paid for other services for year end of December 31, 2024 and 2023.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended December 31, 2024, were approved by the audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Corporate Governance

The business and affairs of the Company are managed under the direction of our board of directors. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or the directors have passed resolutions through written consent. In addition to the contact information in this annual report, the board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

On December 23, 2024, we obtained an exemption letter from our Cayman counsel, Ogier, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements. Specifically, as permitted under Cayman Islands law and our amended and restated memorandum and articles of association, we did not hold an annual general meeting of shareholders in 2024.

Despite relying on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. We may, in the future, rely on other exemptions under Nasdaq rules to follow home country practices for additional corporate governance requirements. See “Risk Factors - Risks Related to Our Ordinary Shares - As a foreign private issuer, we are relying on certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Code of Conduct and Ethics and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics and (ii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy has been incorporated by reference herewith as Exhibit 11.2.

ITEM 16K. CYBERSECURITY

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect our data’s confidentiality, integrity, and availability. We have implemented, including testing software and our computer systems, our facilities, systems and procedures, from cybersecurity threats. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. We monitor and test our safeguards and regularly conduct training for our employees on these safeguards in collaboration with the administrative department and management. We are committed to promoting a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended December 31, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-33.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
2.1*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
4.2	Form of Director Offer Letter between executive directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
4.3	Form of Independent Director Agreement between independent director nominees and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
4.7	Leasing Agreement by and between Wching HK and EASE Progress Limited, dated as of October 17, 2024 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 284034), as amended, initially filed with the U.S. Securities and Exchange Commission on December 23, 2024)
4.8	Form of Software Development Agreement between Wching HK and customer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
11.2	Insider Trading Policies (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WELLCHANGE HOLDINGS COMPANY LIMITED

/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

Date: May 15, 2025

WELLCHANGE HOLDINGS COMPANY LIMITED

Suites 1701-02, 17/F., 308 Central Des Voeux
308 Des Voeux Road Central, Sheung Wan, Hong Kong
香港上環德輔道中308號17樓1701-02室
SR CPA & Co.	Tel電話: (852) 2123-1695
CERTIFIED PUBLIC ACCOUNTANTS	Fax傳真: (852) 2122-9481

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of Wellchange Holdings Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Wellchange Holdings Company Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024, and the consolidated statement of income and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SR CPA＆ Co.

Hong Kong

May 15, 2025

We have served as the Company’s auditor since 2024.

PCAOB ID Number 7249

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Wellchange Holdings Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wellchange Holdings Company Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As noted in the consolidated financial statements as of and for the year ended December 31, 2022 with report date of December 19, 2023, except for Notes 12 and 18 which are dated March 27, 2024, there was substantial doubt that the Company would continue as a going concern, As further described in Note 2 to the consolidated financial statements as of and for the year ended December 31, 2023, the Company continued to have a working capital deficit as of December 31, 2023. These circumstances did not alleviate the substantial doubt that was outstanding as of December 31, 2023; accordingly, substantial doubt that the Company will continue as a going concern still exists. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this doubt and uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor from November 1, 2022 to December 2, 2024.
San Mateo, California

June 10, 2024

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

		As of December 31,
	Notes	2023	2024
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		12,783	250,312
Accounts receivable, net	4	720,245	452,823
Deposits, prepayments and other receivables, net		36,510	875,823
Amount due from a director	15	18,414	—
Total current assets		787,952	1,578,958

Non-current assets:
Property and equipment, net	5	110,486	70,359
Intangible assets, net	6	1,500,264	4,220,021
Right-of-use assets, net	11	84,883	167,723
Investment, net	7	5,820	6,029
Rental deposit, net		—	32,068
Prepayments for acquisition of intangible assets		128,000	—
Deferred offering costs		680,090	620,193
Total non-current assets		2,509,543	5,116,393
TOTAL ASSETS		3,297,495	6,695,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	8	262,078	245,033
Contract liabilities	9	45,920	315,411
Deferred government subsidy		38,506	38,716
Bank borrowings	10	496,517	433,991
Lease liabilities	11	84,883	90,199
Amount due to a director	15	—	260,416
Tax payables		128,280	128,982
Total current liabilities		1,056,184	1,512,748

Non-current liabilities:
Lease liabilities	11	—	77,524
Deferred tax liabilities		244,417	192,328
Total non-current liabilities		244,417	269,852
TOTAL LIABILITIES		1,300,601	1,782,600

Commitments and contingencies (Note 17)

Shareholders’ equity
Ordinary shares, US$0.00005 par value, 1,000,000,000 shares authorized, and 20,000,000 shares and 21,265,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively*	12	1,000	1,063
Additional paid-in capital		244,463	3,583,983
Retained earnings		1,620,331	1,188,787
Accumulated other comprehensive income		131,100	138,918
Total shareholders’ equity		1,996,894	4,912,751
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,297,495	6,695,351

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 12).

The accompanying notes are an integral part of these consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

		Years ended December 31,
	Notes	2022	2023	2024
		US$	US$	US$
REVENUES
Customized software solutions		841,511	1,813,678	1,119,210
White label software		766,211	382,527	748,770
Subscription services		63,395	293,790	441,238
TOTAL REVENUES	13	1,671,117	2,489,995	2,309,218
COST OF REVENUES		352,962	547,630	691,984
GROSS PROFIT		1,318,155	1,942,365	1,617,234

OPERATING EXPENSES
Selling and marketing expenses		—	—	645,687
Staff costs and employee benefits		228,893	227,042	298,081
Rental and office expenses		55,823	109,947	107,176
Legal and professional fees		61,818	374,594	623,739
Depreciation		27,618	28,900	28,996
Provision of expected credit losses		—	13,864	311,539
Others		5,042	4,581	58,646
TOTAL OPERATING EXPENSES		379,194	758,928	2,073,864

INCOME (LOSS) FROM OPERATIONS		938,961	1,183,437	(456,630)

OTHER INCOME (EXPENSE)
Interest income		346	748	1,826
Interest expense		(14,463)	(17,383)	(17,111)
Investment (loss) gain		(693)	337	532
Government subsidies		13,792	1,533	17,090
Foreign exchange		—	—	(30,813)
Other income (expense)		13	(33)	362
TOTAL OTHER EXPENSE, NET		(1,005)	(14,798)	(28,114)

INCOME (LOSS) BEFORE INCOME TAX		937,956	1,168,639	(484,744)
INCOME TAX (EXPENSES) CREDIT	14	(157,308)	(231,030)	53,200
NET INCOME		780,648	937,609	(431,544)

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment		1,727	3,542	7,818
TOTAL COMPREHENSIVE INCOME (LOSS)		782,375	941,151	(423,726)

EARNINGS (LOSS) PER SHARE
Basic and diluted*		0.039	0.047	(0.021)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*		20,000,000	20,000,000	20,304,754

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 12).

The accompanying notes are an integral part of these consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Ordinary shares		Additional		(Accumulated losses)/	Accumulated other
	No. of shares*	Amount	paid-in capital	Subscription receivables	retained earnings	comprehensive income	Total
		US$	US$	US$	US$	US$	US$
BALANCE, January 1, 2022	20,000,000	1,000	244,463	(243,770)	(97,926)	125,831	29,598
Net income	—	—	—	—	780,648	—	780,648
Foreign currency translation adjustment	—	—	—	—	—	1,727	1,727
BALANCE, December 31, 2022	20,000,000	1,000	244,463	(243,770)	682,722	127,558	811,973
Settlement of subscription receivables by shareholders	—	—	—	243,770	—	—	243,770
Net income	—	—	—	—	937,609	—	937,609
Foreign currency translation adjustment	—	—	—	—	—	3,542	3,542
BALANCE, December 31, 2023	20,000,000	1,000	244,463	—	1,620,331	131,100	1,996,894
Net loss	—	—	—	—	(431,544)	—	(431,544)
Proceeds from initial public offerings	1,265,000	63	3,339,520	—	—	—	3,339,583
Foreign currency translation adjustment	—	—	—	—	—	7,818	7,818
BALANCE, December 31, 2024	21,265,000	1,063	3,583,983	—	1,188,787	138,918	4,912,751

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 12).

The accompanying notes are an integral part of these consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	780,648	937,609	(431,544)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	38,646	40,385	40,560
Amortization of intangible assets	56,887	146,401	259,997
Investment loss (gain)	693	(337)	(532)
Allowance for expected credit losses	—	13,864	311,539
Changes in operating assets and liabilities
Accounts receivable	96,992	(688,332)	(44,117)
Deposits, other receivables and prepayments	(25,115)	(5,035)	(871,381)
Deferred tax assets	(29,563)	54,049	—
Accruals and other payables	3,483	227,975	202,287
Deferred government subsidy	38,506	—	—
Lease liabilities	266	—	—
Contract liabilities	20,020	(106,621)	269,491
Deferred tax liabilities	186,899	48,967	(52,426)
Tax payables	—	128,280	—
Net cash generated from (used in) operating activities	1,168,362	797,205	(316,126)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(125,533)	(818)	—
Purchase of intangible assets	(1,189,120)	(437,874)	(2,832,115)
Prepayments for acquisition of intangible assets	—	(128,000)	—
Net cash used in investing activities	(1,314,653)	(566,692)	(2,832,115)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	2,529	—	—
Repayment for bank borrowings	(18,904)	(17,841)	(64,966)
Proceeds from initial public offerings	—	—	4,019,673
Deferred offering costs	(334,000)	(346,090)	(620,193)
Advance to a director	(852,768)	(18,414)	—
Repayment from a director	1,874,805	38,878	59,498
Repayment to related parties	(317,339)	(380,077)	—
Settlement of subscription receivables by shareholders	—	243,770	—
Net cash generated from (used in) from financing activities	354,323	(479,774)	3,394,012
NET CHANGE IN CASH AND CASH EQUIVALENTS	208,032	(249,261)	245,771
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	51,862	261,377	12,783
NET FOREIGN EXCHANGE DIFFERENCES	1,483	667	(8,242)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	261,377	12,783	250,312

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest received	346	748	1,826
Interest paid	(14,463)	(17,383)	(17,111)

NON-CASH FINANCING ACTIVITIES:
Offering cost offset against gross proceeds	—	—	680,090
Initial recognition of lease obligations related to right-of-use assets	200,035	—	181,693

The accompanying notes are an integral part of these consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW

Business

Wellchange Holdings Company Limited (the “Company” or “Wellchange”) is a holding company incorporated as an exempted company on July 13, 2023 under the laws of Cayman Islands. The Company is an enterprise software solution services provider headquartered in Hong Kong. The Company provides tailor-made software solutions, cloud-based software-as-a-service (“SaaS”) services, and white-labelled software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth, with low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (ERP) software solutions through its wholly-owned subsidiary in Hong Kong, Wching Tech Ltd Co. Limited (“Wching HK”). The Company’s digitalization solutions enables business owners to manage and monitor their operations via web and mobile phones. Wching HK, began to develop tailor-made IT software since 2012 and provide SaaS offering services since 2019, which was founded by Mr. Shek Kin Pong in Hong Kong on April 20, 2012. Wching HK mainly focuses on the operation of SaaS services and software customization and development services. Wching HK currently offers the following functions: customer acquisition, transaction, settlement, customer management, employee management, data analysis and supply chain services for the duration of the contract period, which is usually one year. The proprietary platform for SaaS services, MR. CLOUD, enables customers to execute various needs in their customer relationship management and enterprise resource planning.

Organization and reorganization

The Company was incorporated under the laws of the Cayman Islands as a limited company on July 13, 2023 and as a holding company. As at the date of its incorporation, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each. The Company allotted and issued one ordinary share to Mapcal Limited, incorporated in Cayman Islands, at the incorporation date. On the same day, Mapcal Limited transferred the one ordinary share of the Company to Mr. Shek Kin Pong. On August 23, 2023, Mr. Shek Kin Pong transferred the one ordinary share of the Company to Power Smart International Limited (“Power Smart”), wholly-owned by Mr. Shek Kin Pong.

Victory Hero Capital Limited (“Victory Hero”), a British Virgin Islands (“BVI”) company incorporated by the Company in the BVI on August 14, 2023, is the immediate holding company of Wching HK after the group reorganization (the “Group Reorganization”) (see below).

Wching HK, a company with limited liability incorporated in Hong Kong on April 20, 2012 with issued shares of 10,000, is a wholly-owned subsidiary of Mr. Shek Kin Pong prior to the group reorganization (the “Group Reorganization”) (see below), and is our operating subsidiary in Hong Kong.

Pursuant to a Group Reorganization, to rationalize the structure of the Company and its subsidiaries (collectively, the “Group”) in preparation for the listing of the Company’s shares, the Company became the holding company of the Group on August 30, 2023, which involved (i) the incorporation of the Company on July 13, 2023 and allotment of one ordinary share to Mapcal Limited, a third party, and transfer the one ordinary share to Mr. Shek Kin Pong at par value of US$1; (ii) incorporation of Victory Hero on August 14, 2023 by the Company; (iii) the acquisition of one ordinary share of the Company from Mr. Shek Kin Pong by Power Smart at par value of US$1; (iv) the allotment of 889 ordinary shares of the Company to Power Smart by the Company for the transfer of the entire equity interest in Wching HK, originally wholly-owned by Mr. Shek Kin Pong, by Victory Hero, on August 28, 2023; and (v) further allotment of 45, 35 and 30 ordinary shares of the Company to Ocean Serene Holdings Limited (“Ocean Serene”), Paramount Fortune Capital Limited (“Paramount Fortune”) and Prestige Leader Success Limited (“Prestige Leader”) at a consideration of US$99,724, US$77,563 and US$66,483, respectively, in cash on August 30, 2023. After the Group Reorganization as of August 30, 2023, Power Smart, Ocean Serene, Paramount Fortune and Prestige Leader are holding 89%, 4.5%, 3.5% and 3.0% of equity interest in the Company. The Company, together with its wholly-owned subsidiaries, are effectively controlled by the same Controlling Shareholder, Mr. Shek Kin Pong, i.e., ultimately held as to 100% and 89% by the Controlling Shareholder before and after the Group Reorganization, respectively, and therefore the Group Reorganization is considered as a recapitalization of entities under common control.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW (cont.)

The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the two-year period ended December 31, 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of December 31, 2023 and 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

Upon the Group Reorganization and as at the date of this report, details of the subsidiaries company are as follows:

Name	Background	Ownership	Principal activities
Victory Hero Capital Limited (“Victory Hero”)	— A BVI company — Incorporated on August 14, 2024 — Issued share capital of US$1	Wholly-owned by the Company	Investment holding
Wching Tech Ltd Co. Limited (“Wching HK”)	— A Hong Kong company — Incorporated on April 20, 2012 — Issued share capital of HK$10,000	Wholly-owned by Victory Hero	Provision of customized software solutions, cloud-based software-as-a-service (“SaaS”) services, and white-labelled software design and development services

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include allowance for expected credit losses, the useful lives of property and equipment and intangible assets, impairment assessment of property and equipment and intangible assets and interest rate of lease. Actual results may differ from these estimates.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Foreign currency translation and transaction

The Group uses United States Dollar (“US$”) as reporting currency. The functional currency of the Company and its subsidiary incorporated in the Cayman Islands and BVI is US$ and the functional currency of its Hong Kong subsidiary is Hong Kong Dollar (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations and comprehensive income during the year in which they occur.

Convenience translation

The functional currency is US$ for the Company’s Cayman Islands and BVI operations and HK$ for Hong Kong subsidiary operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, statements of income accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income. Gains or losses resulting from foreign currency transactions are included in statements of income.

	Years ended December 31,
	2022	2023	2024
Average rate	7.8307	7.8287	7.8029

	As of December 31,
	2022	2023	2024
Year-end spot rate	7.8125	7.8125	7.7700

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023 07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective July 1, 2023 and the adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective July 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and are unrestricted as to withdrawal or use. The Group does not have any cash equivalents as of December 31, 2023 and 2024. The Group maintains bank accounts in Hong Kong. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of customized software solutions and cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023 and 2024, allowance for expected credit losses was US$13,864 and US$326,813, respectively.

Deposits, prepayments and other receivables, net

Deposits, prepayments and other receivables consist of utility and rental deposits paid and cash prepaid to suppliers for computer maintenance service. Deposits paid and cash prepaid to suppliers are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2024, management believes that the Company’s rental deposit is not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to statements of income. At the time when property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to statements of income.

The Company depreciates property and equipment using the straight-line method as follows:

Leasehold improvement	Over the shorter of the lease term or estimated useful life
Office equipment	5 years
Furniture and fixture	5 years

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets consist of self-developed software capitalized costs and an ERP software system acquired by the Company.

For the self-developed software costs, the Company capitalizes costs related to the development of new software products or the enhancement of existing software products for use in the Company’s product offerings. These costs are capitalized from the point of time that technological feasibility has been established, as evidenced by a working model or detailed working program design to the point of time that the product is available for general release to customers to use and the Company can generate economic benefits. Software development costs are amortized on a straight-line basis over the estimated economic lives of the products, beginning when the product is placed into service.

The ERP software system was acquired from a third party and it was merged with the existing self-developed software as all-in-one MR. CLOUD platform for ERP software solutions in which the Company is offering wide range of applications to meet different customers’ needs on subscription basis.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. It is amortized on a straight-line basis over the estimated useful life of ten years. The estimation of useful life of intangible assets is based on the economic benefits they can generate for the Company, in which management believes that the ERP software system can generate positive future cash flows in the coming ten years supported by objective evidence.

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2024, no impairment of long-lived assets was recognized.

Investment, net

The Company invests in equity securities that have readily determinable fair values.

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$231 (approximately US$30) per month. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in operations. As of December 31, 2023 and 2024, the investment was recorded at fair value of US$5,820 and US$6,029, which were traded at a closing price of HK$9.08 and HK$9.32 per share, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Company had unrealized investment loss of US$693, unrealized investment gain of US$337 and US$356, respectively, and interest income of US$289, US$305 and US$356, respectively.

As of December 31, 2023 and 2024, the investment was recorded at fair value of US$5,820 and US$6,920, which were traded at a closing price of HK$9.08 and HK$9.32 per share, respectively.

Prepayment for acquisition of intangible assets

Prepayment for acquisition of intangible assets is classified as non-current. The Company prepaid to the supplier for development and design of ERP software systems. The balances will be recognized as an intangible asset upon the completion of development and design of the ERP software systems and merge with the existing self-developed software, MR. CLOUD platform, for the subscription by customers.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred offering costs, as well as additional expenses to be incurred, will be charged to statements of income. As of December 31, 2023, the deferred offering costs were US$680,090. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds and recognized in equity of the Company for the December 31, 2024.

As of December 31, 2024, the deferred offering costs were US$620,193. Such costs will be deferred until the closing of the placement, at which time the deferred costs will be offset against the placement proceeds and recognized in equity of the Company

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Unless otherwise disclosed, the fair value of Company’s financial instruments including cash and cash equivalents, accounts receivable, rental deposit, amounts due from a director, amounts due to related parties, bank borrowings, other payables and lease liabilities approximate their recorded values due to their short-term maturities.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software data storage and other accrual and payable for the operation of the ordinary course of business.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2023 and 2024, the Company recorded contract liabilities of US$45,920 and US$315,411, respectively, which was presented as contract liabilities on the accompanying consolidated balance sheets.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of income over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached in the borrowings.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023 and 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transaction during the years ended December 31, 2022, 2023 and 2024 and balances as at December 31, 2023 and 2024 are set out in the Note 15.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of customized software solutions based on customers’ specifications, white-labelled software design and development services and MR. CLOUD SaaS platform subscription services to SMBs customers. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The service offerings by the Company mainly comprise the following:

(a) Customized software solutions

The Company is engaged to provide a wide range of customized IT software including desktop software development service, web and mobile application development services. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once customized software delivered.

Additionally, the Company provides product warranty on customized IT software for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the years ended December 31, 2022, 2023 and 2024.

(b) White label software

The Company provides self-developed software as “white label” products to corporate customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. Similar to customized software solutions, the Company is engaged by the customer to provide white-label software and the customer is able to customize the white label software/application and integrate custom features into the default white label applications and software per their needs. Revenue from white label software is recognized when the relevant services have been rendered. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted the white label software by the customer. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once white label product delivered.

Additionally, the Company provides product warranty on white label services for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the years ended December 31, 2022, 2023 and 2024.

(c) Subscription services

The Company provides SaaS digital business management software services through subscription which includes the right to use the MR. CLOUD ERP software and continuous technical support services such as upgrading applications and fixing the minor bugs to SMBs. MR. CLOUD is a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, including human resources management, project and file management, email and marketing automation, financial and accounting, quotation and invoice management, inventory management, group messenger and customer relationship management, merging all of customers’ business processes on a single platform instead of having a different software and applications for each function of its business. Customer who subscribes to the service plan logs in to their accounts to use the subscribed service over the internet or mobile on a clouded basis.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the years ended December 31, 2022, 2023 and 2024. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Cost of revenues

Cost of revenues consists of depreciation of property and equipment, amortization of intangible assets (ERP software of MR. CLOUD platform), subcontracting costs for customized software solution (if any), staff cost and rental of server. Staff costs represent the salaries and wages of engineers and IT staff incurred in connection with the provision of customized software solutions, white label software design and development services and MR. CLOUD SaaS platform subscription services. These costs are charged to the consolidated statements of income and comprehensive income as incurred.

Operating expenses

Operating expenses primarily consist of administrative and selling personnel-related compensation expenses, including salaries and related social insurance costs for operations, depreciation, legal and professional services fees, rental and other office expenses related to general operations.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Government subsidies are recognized as income in other income or as deferred government subsidy before conditions attached to the government subsidy are met and charged to statements of income as other income once conditions are fulfilled.

In 2023, the Company successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in and was used for paying wages of employees from May to July 2023. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. For the years ended December 31, 2022, 2023 and 2024, the Company recognized government subsidies of approximately US$13,792, US$1,533 and US$17,090, respectively, in the consolidated statements of income. As confirmed by the ESS, the post-funding audit of Wching HK’s application has been completed and Wching HK is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

In January 2023, the Company received US$38,506 from the Hong Kong Government in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the consolidated balance sheets as deferred government subsidy upon receipt. It will be charged to statements of income as other income at the time that all conditions attached to the subsidy are met. The conditions attached to the subsidy include the submission of a written report regarding all the expenditures of the program and acceptance and approval of report by the government are required. As of December 31, 2023 and 2024, a written report of expenditures for the project was submitted to government for approval and the subsidy was recognized as at deferred government subsidy amounting to US$38,506 and US$38,716 respectively in the consolidated balance sheets and the approval from the Hong Kong government has not yet received.

Employee benefit plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,832.

During the years ended December 31, 2022, 2023 and 2024, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$16,782, US$16,772 and US$14,341, respectively.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income include the net income and foreign currency translation for the years.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings (loss) per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

The Company maintains a proactive approach in evaluating the impact of new accounting pronouncements on its financial reporting. Upon identifying potential effects on its financial statements, the Company conducts a thorough analysis to assess the necessary adjustments to its Consolidated Financial Statements. Furthermore, the Company conducts a comprehensive review to understand the implications of the changes and ensures the implementation of appropriate controls to safeguard the accuracy and integrity of its Consolidated Financial Statements.

New and amended standards adopted by the Company:

Accounting Standards Update (ASU) No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280): Segment Reporting

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Consolidated Financial Statements.

New Accounting Standards That Have Not Yet Been Adopted:

Accounting Standards Update (ASU) No. 2023-08, Intangibles - Goodwill and Other- Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets

In December 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets. ASU 2023-08 amends ASC 350, Intangibles – Goodwill and Other, to provide guidance on the accounting for and disclosure of crypto assets and requires that the Company (i) subsequently remeasure crypto assets at fair value in the Consolidated Balance Sheets and record gains and losses from remeasurement in Net income (loss) in the Consolidated Statements of Comprehensive income; (ii) present crypto assets separate from other intangible assets in the Consolidated Balance Sheets; (iii) present the gains and losses from remeasurement of crypto assets separately in the Consolidated Statements of Comprehensive income; and (iv) provide specific disclosures for crypto assets. The new standard is effective for the company for its fiscal year beginning January 1, 2025, with early adoption permitted, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

New Accounting Standards That Have Not Yet Been Adopted:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

Accounting Standards Update ASU No. 2023-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the financial position, results of operations, cash flows or disclosures.

The Company’s management reviewed all recently issued ASU’s not yet adopted by the Company and does not believe the future adoptions of any such ASU’s may be expected to cause a material impact on the Company’s consolidated financial condition or the results of its operations.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2023	2024
	US$	US$
Accounts receivable	734,109	779,636
Allowance for expected credit losses	(13,864)	(326,813)
Accounts receivable, net	720,245	452,823

Movements of allowance for expected credit losses were as follows:

	As of December 31,
	2023	2024
	US$	US$
Balance, beginning of the year	—	13,864
Addition	13,864	311,539
Exchange realignment	—	1,410
Balance, end of year	13,864	326,813

Accounts receivable, net as of December 31, 2023 and 2024 are aged within one year. Up to April 30, 2025, US$121,389 or 15.6% of the accounts receivable as of December 31, 2024 were settled.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2023	2024
	US$	US$
Leasehold improvement	115,008	115,637
Office equipment	57,750	58,067
Furniture and fixtures	1,040	1,045
Total	173,798	174,749
Less: accumulated depreciation	(63,312)	(104,390)
Net carrying value	110,486	70,359

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were US$38,646, US$40,385 and US$40,560, respectively.

6. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Self-developed software	95,106	95,626
Acquired ERP system	1,627,904	4,609,458
Total	1,723,010	4,705,084
Less: accumulated amortization	(222,746)	(485,063)
Intangible assets, net	1,500,264	4,220,021

Amortization expenses recognized in cost of revenue for the years ended December 31, 2022, 2023, and 2024 were US$56,887, US$146,401 and US$259,997, respectively.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. INVESTMENT, NET

Investment, net consists of the following:

	As of December 31,
	2023	2024
	US$	US$
Marketable equity securities	5,820	6,029

Investments in Marketable Equity Securities

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$231 (approximately US$30) per month. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in operations. As of December 31, 2023 and 2024, the investment was recorded at fair value of US$5,820 and US$6,029, which were traded at a closing price of HK$9.08 and HK$9.32 per share, respectively.

For the years ended December 31, 2022., 2023 and 2024, the Company had unrealized investment loss of US$693, unrealized investment gain of US$337 and US$356, respectively, and interest income of US$289, US$305 and US$356, respectively.

8. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Accrued staff costs	30,822	55,634
Accrued professional fees	219,063	171,556
Payables for rental of server	1,787	4,492
Others	10,406	13,351
Total	262,078	245,033

9. CONTRACT LIABILITIES

The movement of contract liabilities consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Balance at beginning of the year	152,541	45,920
Additions	248,146	545,141
Recognized as revenues during the year	(354,547)	(277,036)
Exchange realignment	(220)	1,386
Balance at end of year	45,920	315,411

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2023 and 2024 consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Bank borrowings
Guaranteed(i)	496,517	433,991
Short-term bank borrowings(ii),(iii)	496,517	433,991

(i)	The bank borrowings were guaranteed by Mr. Shek Kin Pong, a director of the Company, and the HKMC Insurance Limited under a financing aid program for SMBs operating in Hong Kong.
(ii)	As of December 31, 2023 and 2024, the Company had bank borrowings amounted to US$496,517 and US$433,991, respectively, which contained repayment on demand clauses. Accordingly, they have been classified as current liabilities. For the purpose of the illustration, such bank borrowings are included within short-term bank borrowings and represented as bank borrowings repayable on demand.
(iii)	The bank borrowings are all denominated in HK$.

Bank borrowings as at December 31, 2023 and 2024 are as follows:

					Balance as at December 31,
Lender	Type	Maturity date	Currency	Interest rate	2023	2024
					US$	US$
The Hongkong and Shanghai Banking Corporation Limited	Term loan	8 years with repayable on demand clause	HK$	Prime rate – 2.25%	496,517	433,991

As of December 31, 2023, the contractual repayment schedule is as follows:

US$
Year ending December 31, 2024	65,136
Year ending December 31, 2025	104,401
Year ending December 31, 2026	108,249
Year ending December 31, 2027	112,017
Year ending December 31, 2028	90,311
Thereafter	16,403
Total bank borrowings	496,517

As of December 31, 2024, the contractual repayment schedule is as follows:

US$
Year ending December 31, 2025	105,732
Year ending December 31, 2026	109,084
Year ending December 31, 2027	112,542
Year ending December 31, 2028	90,305
Year ending December 31, 2029	16,328
Total bank borrowings	433,991

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for a corporate office in Hong Kong with a lease term of two years. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of December 31,
	2023	2024
	US$	US$
Right-of-use assets	84,883	167,723

	As of December 31,
	2023	2024
	US$	US$
Operating lease liabilities
Current portion	84,883	90,199
Non-current portion	—	77,524
Total	84,883	167,723

During the years ended December 31, 2022, 2023 and 2024, the Company incurred lease expenses of approximately US$34,199, US$102,699 and US$101,501, respectively.

Other supplemental information about the Company’s operating lease as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
Operating leases:
Weighted average remaining lease term (years)	0.83	1.83
Weighted average discount rate	2.75%	3.38%

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2024 is as follows:

Operating leases
US$
Year ending December 31, 2025	94,208
Year ending December 31, 2026	78,507
Total undiscounted lease obligations	172,715
Less: imputed interest	(4,992)
Lease liabilities recognized in the consolidated balance sheet	167,723

12. Shareholders’ equity

Ordinary shares

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on July 13, 2023. The authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each at the date of incorporation. During July and September 2023, the Group performed a series of Group Reorganization (detailed in Note 1) and 1,000 issued and outstanding ordinary shares.

On January 26, 2024, the Company effected a 4,000-for-1 share split of the Company’s ordinary shares. On February 8, 2024, the Company further effected a 5-for-1 share split of the Company’s ordinary shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of ordinary shares in this report have been retrospectively adjusted for the share split, as if such share split occurred on the first day of the years presented.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Shareholders’ equity (cont.)

Subscription receivables

The balance represented the outstanding subscription consideration for the ordinary shares of the Company. They are recognized as deduction of equity in accordance with SAB Topic 4:E. The subscription receivables were settled in the year ended December 31, 2023.

13. DISAGGREGATED REVENUES

The following table shows disaggregated revenues by major categories for the years ended December 31, 2022, 2023 and 2024, respectively:

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Customized software solutions	841,511	50.3%	1,813,678	72.8%	1,119,210	48.5%
White label software	766,211	45.9%	382,527	15.4%	748,770	32.4%
Subscription services	63,395	3.8%	293,790	11.8%	441,238	19.1%
Total	1,671,117	100.0%	2,489,995	100.0%	2,309,218	100.0%

The following table shows disaggregated cost of revenues by major categories for the years ended December 31, 2022, 2023 and 2024, respectively:

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Customized software solutions	122,759	34.8%	185,087	33.8%	117,252	16.9%
White label software	212,611	60.2%	205,055	37.4%	361,619	52.3%
Subscription services	17,592	5.0%	157,488	28.8%	213,113	30.8%
Total	352,962	100.0%	547,630	100.0%	691,984	100.0%

The following table shows disaggregated cost of revenues by nature for the years ended December 31, 2023 and 2024, respectively:

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Staff costs and employee benefits	221,600	62.8%	242,621	44.3%	230,193	33.3%
Amortization of intangible assets	56,887	16.1%	146,401	26.7%	259,998	37.5%
Subcontracting costs	52,294	14.8%	135,424	24.7%	179,495	25.9%
Rental of server	11,153	3.2%	11,699	2.2%	10,734	1.6%
Depreciation	11,028	3.1%	11,485	2.1%	11,564	1.7%
Total	352,962	100.0%	547,630	100.0%	691,984	100.0%

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. DISAGGREGATED REVENUES (cont.)

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended December 31, 2022, 2023 and 2024, respectively:

	Years ended December 31, 2024
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	US$	US$	US$	%
Customized software solutions	1,119,210	117,252	1,001,958	89.5%
White label software	748,770	361,619	387,151	51.7%
Subscription services	441,238	213,113	228,125	51.7%
Total	2,309,218	691,984	1,617,234	70%

	Years ended December 31, 2023
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	US$	US$	US$	%
Customized software solutions	1,813,678	185,087	1,628,591	89.8%
White label software	382,527	205,055	177,472	46.4%
Subscription services	293,790	157,488	136,302	46.4%
Total	2,489,995	547,630	1,942,365	78.0%

	Years ended December 31, 2022
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	US$	US$	US$	%
Customized software solutions	841,511	122,759	718,752	85.4%
White label software	766,211	212,611	553,600	72.3%
Subscription services	63,395	17,592	45,803	72.3%
Total	1,671,117	352,962	1,318,155	78.9%

Revenues disaggregated by timing of revenue recognition for the years ended December 31, 2022, 2023 and 2024 are disclosed in the table below:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
Point in time
– Customized software solutions	841,511	1,813,678	1,119,210
– White label software	766,211	382,527	748,770
	1,607,722	2,196,205	1,867,980
Over time
– Subscription services	63,395	293,790	441,238
Total	1,671,117	2,489,995	2,309,218

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470, and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the years ended December 31, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Taxation in the statements of operations represents:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
Hong Kong profits tax provision for the year:
Current	—	128,014	—
Deferred	157,308	103,016	(53,200)
Total income tax expense (credit)	157,308	231,030	(53,200)

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. TAXES (cont.)

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Net income (loss) before income tax	937,956	—	1,168,639	—	(484,744)	—
Tax at Hong Kong statutory tax rate of 16.5%	154,763	16.5%	192,825	16.5%	(79,983)	(16.5)%
Reconciling items:
Tax effect of temporary difference	4,786	0.5%	—	—	—	—
Tax effect of non-taxable income	(2,333)	(0.2)%	(1,254)	(0.1)%	(3,121)	(0.6)%
Tax effect of non-deductible expenses	92	0.0%	490	0.0%	29,904	6.2%
Tax concession (Note 1)	—	—	(21,842)	(1.8)%	—	—
Tax holiday (Note 2)	—	—	60,811	5.2%	—	—
Income tax expense (credit)	157,308	16.8%	231,030	19.8%	(53,200)	(10.9)%

Note 1:	Tax concession represented election by the Company for profits tax rate at 8.25% on the first HK$2,000,000 under the two-tiered profits tax regime as above mentioned.
Note 2:	Tax holiday represented the audit fee expenses in relation to IPO incurred by the Company which is incorporated in Cayman Islands which is not subject to profits tax.

Note 3:	There is no other unsettled tax position.

Deferred tax

The following table sets forth the significant components of the deferred tax liabilities and assets of the Company:

	As of December 31,
	2023	2024
	US$	US$
Deferred tax liabilities:
Accelerated depreciation and amortization
Opening balances	195,347	244,417
Addition	48,967	446,769
Exchange realignment	103	3,228
Ending balances	244,417	694,414

Deferred tax assets:
Net operating loss
Opening balances	54,161	—
Addition	—	499,969
Utilized during the year	(54,049)	—
Exchange realignment	(112)	2,117
Ending balances	—	502,086
Less: valuation allowance	—	—
Deferred tax liabilities, net	—	192,328

The Company did not recognize any valuation allowance against its deferred tax asset as management believes the Company will be able to full utilize the assets in the foreseeable future.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY BALANCES AND TRANSACTIONS

Relationships with related parties

Name	Relationship
Mr. Shek Kin Pong	Chairman and Executive Director and Controlling Shareholder of the Company

Amount due from (to) a director consist of the following:

		As of December 31,
Name	Nature	2023	2024
		US$	US$
Mr. Shek Kin Pong	Fund transfer	18,414	(260,416)
		18,414	(260,416)

Amount due from (to) a director is interest free, unsecured and repayable on demand.

As at the date of this report, the amount due from Mr. Shek Kin Pong has been fully repaid.

Remuneration to senior management for the years ended December 31, 2022, 2023 and 2024 were:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
Salaries and other short term employee benefits	84,570	246,665	212,997
Payments to defined contribution pension schemes	6,321	6,897	4,614
Total	90,891	253,562	217,611

16. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$64,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of US$250,312 was maintained at financial institutions in Hong Kong and approximately US$147,352 was insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as at years ended December 31, 2023 and 2024 are aged within one year, minimum credit risk was noted for accounts receivable.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. RISKS AND UNCERTAINTIES (cont.)

Customer concentration risk

For the year ended December 31, 2024, two customers accounted for 32.4% and 15.3% of our total revenues. The two customers signed Wching HK’s standard software development agreement, including provisions regarding deliverables, payment, confidentiality, intellectual property, warranties, indemnification, assignment, and governing law. The non-breaching party may terminate the agreement for a material breach of any terms and conditions within such agreement, and either party may terminate the agreement if the other party receives convictions of criminal offenses or files for bankruptcy during the term of the agreement. We usually provide a 90-day continuing support service from the application delivery, including repairs of bugs, glitches, and other issues related to the delivered application, and we do not charge separately for these support services. For the year ended December 31, 2023 one customer accounted for 20.7% of our total revenues. For the year ended December 31, 2022, two customers accounted for 45.9% and 12.2% of our total revenues. No other customer accounts for more than 10% of our revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023, one customer accounted for 10.5% of the total balance of accounts receivable. As of December 31, 2024, five customers accounted for 21.0%, 14.5%, 13.2%, 12.8% and 11.9% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2023 and 2024, respectively.

Subcontractor concentration risk

For the year ended December 31, 2023, one subcontractor accounted for 24.7% of our total cost of revenues. No other subcontractor accounts for more than 10% of our cost of revenues for the years ended December 31, 2023 and 2024, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency, as well as servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into operating leases for a corporate office in Hong Kong for a term of two years. Our commitments for minimum lease payment under these operating lease obligations as of December 31, 2024 are listed in section “Note 11 — RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES”.

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

18. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2024 up through April 30, 2025, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements other than disclosed below.

On January 15, 2025, The Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 25,000,000 Ordinary Shares of par value $0.00005 per share (the “Ordinary Shares”) at the price of $0.40 per Ordinary Share for gross proceeds of $10,000,000. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on January 17, 2025.

19. PARENT ONLY FINANCIAL INFORMATION

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2024. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL INFORMATION (cont.)

The following presents condensed parent company only financial information of Wellchange Holdings Company Limited.

Condensed balance sheets

	As of December 31,
	2023	2024
	US$	US$
ASSETS
Non-current assets:
Investment in a subsidiary	1	1
Amounts due from a subsidiary	—	2,585,944
Deferred offering cost	680,090	620,193
Total non-current assets	680,091	3,206,138
TOTAL ASSETS	680,091	3,206,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to a subsidiary	804,276	—
Amounts due to a director	9,261	1
Total current liabilities	813,537	1
TOTAL LIABILITIES	813,537	1

Commitments and contingencies (Note 17)

Shareholders’ equity
Ordinary shares, US$0.00005 par value, 1,000,000,000 shares authorized, and 20,000,000 shares and 21,265,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively*	1,000	1,063
Additional paid-in capital	243,660	3,583,180
Accumulated losses	(378,106)	(378,106)
Total shareholders’ (deficit) equity	(133,446)	3,206,137
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	680,091	3,206,138

Condensed statements of loss

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
OPERATING EXPENSES
Legal and professional fees	—	(369,553)	—
Others	—	1,027	—
TOTAL OPERATING EXPENSES	—	(368,526)	—
Income tax expense	—	—	—
NET LOSS	—	(368,526)	—

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 12).

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities:
Net loss	—	(368,526)	—
Changes in operating assets and liabilities
Cash used in operating activities	—	(368,526)	—

Cash flows from financing activities:
Deferred offering costs	(334,000)	(346,090)	—
Proceeds from initial public offerings	—	—	4,019,673
Payment for deferred offering cost	—	—	(620,193)
Advance from (to) a subsidiary	334,000	471,165	(3,390,220)
Repayment to a director	—	(319)	(9,260)
Settlement of subscription receivables from shareholders	—	243,770	—
Cash provided by financing activities	—	368,526	—

Net change in cash and cash equivalents
Cash and cash equivalents at beginning of the year	—	—	—
Cash and cash equivalents at the end of the year	—	—	—