Form 20-F
period 2025-12-31
Wellchange Holdings Co Ltd
filed 2026-05-14
CIK 1990251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2025

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

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(+852) 9815-6485

(Address of Principal Executive Offices)

Shek Kin Pong

Tel: (+852) 9815-6485

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0025 per share	WCT	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,905,300 Class A ordinary shares, par value $0.0025 per share and 160,000 Class B ordinary shares, par value $0.0025 per share, issued and outstanding as of December 31, 2025 (giving retroactive effect to the 50 for 1 share split effected on March 6, 2026).

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

WELLCHANGE HOLDINGS COMPANY LIMITED

ANNUAL REPORT ON FORM 20-F

i

INTRODUCTION

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

●	“$,” “dollars,” “US$,” or “U.S. dollars” are to the legal currency of the United States;

●	“BVI Act” are to the BVI Business Companies Act, 2004 (As Revised);

●	“BVI” are to the British Virgin Islands;

●	“China” or “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“HK$” and “HK Dollar” are to the legal currency of Hong Kong;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Mainland China” are to the Mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to the ordinary shares of Wellchange Holdings Company Limited, par value US$0.0025 per share;

●	“Class B Ordinary Shares” are to the ordinary shares of Wellchange Holdings Company Limited, par value US$0.0025 per share;

●	“Chinese government” or “PRC government” are to the government of Mainland China for the purposes of this annual report only;

●	“Wellchange Cayman” are to Wellchange Holdings Company Limited;

●	“Operating Subsidiary” and “Wching HK” are to Wching Tech Ltd Co. Limited;

●	“Victory Hero” are to Victory Hero Capital Limited;

●	“Power Sweet Home” are to Power Sweet Home Limited;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of Mainland China;

●	“SMBs” are to small and medium-sized businesses, referring to manufacturing companies with less than 100 employees and non-manufacturing companies with less than 50 employees; and

●	“U.S. GAAP” are to generally accepted accounting principles in the United States.

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary Wching HK, using Hong Kong dollars, the currency of Hong Kong. The Wching HK reporting currency is in Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using an average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The balance sheet amounts, with the exception of shareholders’ equity on December 31, 2023, 2024 and 2025, were translated at HK$7.8125 to $1.00. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to the statement of income accounts for the years ended December 31, 2023, 2024 and 2025 were HK$7.8307 to $1.00, HK$7.8287 to $1.00 and HK$7.7957 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or any other rate.

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

As of the date of this annual report, neither Wellchange Cayman, Victory Hero, Power Sweet Home, nor Wching HK has declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by subsidiaries to our Cayman Islands holding company.

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

We do not have any present plan to declare or pay dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, and other factors the board of directors deems relevant and subject to the restrictions contained in any future financing instruments, in our Amended and Restated Memorandum and Articles of Association and the Companies Act. See “Dividend Policy” on page 104 and “Risk Factors - Risks Related to Our Class A Ordinary Shares - We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless” on page 46 for more information.

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

Ogier has informed us that there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained by fraud and (f) in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors” beginning on page 8 of this annual report.

Risks Related to our Business and Industry

Risks and uncertainties relating to our business and industry, beginning on page 8 of this annual report, include but are not limited to the following:

●	We have a limited operating history. Although we have experienced significant growth in recent periods, our levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers. We cannot accurately forecast our future revenue, results of operations, and growth prospect. See “Risk Factors - Risks Relating to Our Business and Industry - We have a limited operating history. Although we have experienced significant growth in recent periods, our levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers. We cannot accurately forecast our future revenue, results of operations, and growth prospect” on page 8.

●	If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition will be adversely affected. See “Risk Factors - Risks Relating to Our Business and Industry - If we are unable to attract new customers in a cost-effective manner then our business, results of operations and financial condition will be adversely affected” on page 9.

●	Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If our sales and marketing strategies are not successful, our ability to attract new customers may be impaired. See “Risk Factors - Risks Relating to Our Business and Industry - Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If our sales and marketing strategies are not successful, our ability to attract new customers may be impaired” on page 10.

●	A portion of our SME customers are generated from search engines and social networking sites. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new SME customers may be impaired. See “Risk Factors - Risks Relating to Our Business and Industry - A portion of our SME customers are generated from search engines and social networking sites. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new SME customers may be impaired” on page 10.

●	If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired, and our financial condition may suffer. See “Risk Factors - Risks Relating to Our Business and Industry - If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired, and our financial condition may suffer” on page 10.

●	If the market for our SaaS ERP software solution service and platform develops more slowly than we expect, our revenue may decline or fail to grow, and we may continue to incur operating losses. See “Risk Factors - Risks Relating to Our Business and Industry - If the market for our SaaS ERP software solution service and platform develops more slowly than we expect, our revenue may decline or fail to grow, and we may continue to incur operating losses” on page 11.

Risks Related to Doing Business in Hong Kong

Risks and uncertainties related to doing business in Hong Kong in general, beginning on page 28 of this annual report, including but not limited to the following:

●	All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the laws and regulations of Mainland China, which may impact our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain. See “Risk Factors - Risks Related to Doing Business in Hong Kong - All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the laws and regulations of Mainland China, which may impact our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain” on page 28.

●	There remain significant uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer and continue to offer securities on U.S. exchanges, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. See “Risk Factors - Risks Related to Doing Business in Hong Kong - There remain significant uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer and continue to offer securities on U.S. exchanges, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” on page 29

●	Although we and our subsidiaries are not based in Mainland China and we have no operations in Mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of the investors. See “Risk Factors - Risks Related to Doing Business in Hong Kong - Although we and our subsidiaries are not based in Mainland China and we have no operations in Mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of the investors” on page 32.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary. See “Risk Factors - Risks Related to Doing Business in Hong Kong - The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary” on page 34.

●	All of our operations are concentrated in Hong Kong. Our business performance is highly influenced by the economic, political, and social conditions of Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations. See “Risk Factors - Risks Related to Doing Business in Hong Kong - All of our operations are concentrated in Hong Kong. Our business performance is highly influenced by the economic, political, and social conditions of Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations” on page 35.

●	A downturn in Hong Kong, mainland China, the global economy, or a change in China’s economic and political policies could materially and adversely affect our business and financial condition. See “Risk Factors - Risks Related to Doing Business in Hong Kong - A downturn in the Hong Kong, Mainland China, or the global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition” on page 37.

Risks Related to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A Ordinary Shares, beginning on page 38 of this annual report, include but are not limited to the following:

●	The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates. See “Risk Factors - Risks Related to Our Class A Ordinary Shares - The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates.” on page 38.

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price. See “Risk Factors — Risk Related to Our Class A Ordinary Shares — The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price” on page 38.

●	In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules. See “Risk Factors — Risk Related to Our Class A Ordinary Shares — In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules” on page 38.

●	The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors. See “Risk Factors — Risk Related to Our Class A Ordinary Shares — The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors” on page 39.

●	We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See “Risk Factors — Risk Related to Our Class A Ordinary Shares — We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares” on page 40.

●	An active trading market for our Class A Ordinary Shares may not be maintained and the trading price for our Class A Ordinary Shares may fluctuate significantly. See “Risk Factors - Risks Related to Our Class A Ordinary Shares - An active trading market for our Class A Ordinary Shares may not be maintained and the trading price for our Class A Ordinary Shares may fluctuate significantly” on page 41.

●	Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See “Risk Factors - Risks Related to Our Class A Ordinary Shares - Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 43.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See “Risk Factors - Risks Related to Our Class A Ordinary Shares - We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares” on page 45.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Class A Ordinary Shares or cause them to be worthless. See “Risk Factors - Risks Related to Our Class A Ordinary Shares - We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Class A Ordinary Shares or cause them to be worthless” on page 46

●	We may require additional financing to support our future capital requirements. Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our Class A Ordinary Shares. See “Risk Factors - Risks Related to Our Class A Ordinary Shares - We may require additional financing to support our future capital requirements. Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our Class A Ordinary Shares” on page 54

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment.

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

We experienced decline in revenue. Our total revenues decreased by approximately US$961,134 or 41.6% to approximately US1,348,084 for the year ended December 31, 2025 from approximately US2,309,219 for the year ended December 31, 2024. Our total revenues decreased by approximately US$180,777 or 7.3% to approximately US2,309,218 for the year ended December 31, 2024 from approximately US2,489,995 for the year ended December 31, 2023. Our net income for the years ended December 31, 2023 and net loss for the years ended December 31, 2024 and 2025, was US$937,609, US$431,544 and US$7,322,805, respectively. However, our historical revenue growth should not be considered indicative of our future performance. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and to plan for our anticipated future growth. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to several uncertainties. Investors should not rely on the revenue growth of the prior period as an indication of our future performance. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past or avoid any decline in the future.

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

Our ERP software bespoke service revenue comes primarily from bespoke software projects. We work on these projects on a project-by-project basis. The terms and service fees are negotiated and determined separately for each project, depending on factors including the complexity and technicality of the project, our estimated time commitment, and our development capacity. Since our service fees are negotiated on a project-by-project basis, revenue generated from our bespoke software services may fluctuate from time to time and may not be recurrent. There is also no assurance that the customers who have previously mandated their ERP software to us will continue to retain us for future mandates or projects, and there is no assurance that we can continue to secure our mandates in the future. Therefore, the revenue generated from each client or engagement differs, and we cannot assure that our future software bespoke mandates and fee rates will be comparable to those accepted by our customers during the years ended December 31, 2025, 2024 and 2023.

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

As a result of the foregoing factors, it is difficult for us to forecast our future revenue or revenue growth. If our assumptions are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the price of our Class A Ordinary Shares could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior periods as any indication of our future revenue or revenue growth.

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

Prolonged interruption in the availability, the reduction in functionality of our platform or solutions, or frequent interruptions in accessing our platform could cause customers to believe that our platform is unreliable and could materially harm our reputation and business. Our customers may delay or withhold payment to us or make warranty or other claims against us for any losses they suffer in connection with such performance issues, or cease conducting business with us altogether by terminating their contracts with us prior to their stated maturity or electing not to renew their subscriptions. Further, a customer could share information about the errors, defects, security vulnerabilities, service interruptions, or software bugs in our platform and software amongst its peers, detrimental especially on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit our exposure to claims related to our platform would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim, and our insurance policies may be insufficient to cover such claims. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

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

Any failure or perceived failure by us, or any third parties with whom we do business, to comply with laws, regulations, policies, industry standards or contractual or other legal obligations relating to privacy, data protection or information security may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business. The negative publicity of us or our industry regarding actual or perceived violations of our end users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, also may impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. Any inability to adequately address data privacy or security-related concerns, complaints, inquiries or allegations when they arise, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and have a material and adverse impact on our business, financial condition and results of operations. In addition, due to data privacy or data security concerns, our ability to retain or increase our user base and user engagement may be materially and adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be materially and adversely affected.

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

Our insurance policies may not adequately cover all risks to which we are exposed. We do not maintain any business interruption or key person life insurance. In addition, we cannot guarantee that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business and the trading price of our Class A Ordinary Shares. Moreover, we are subject to risks for which we are uninsured, such as war, acts of God, including hurricanes, other force majeure events and breaches of the security of our systems by hackers. If certain damaging events occur and we are not adequately insured against them, they may, individually or together, adversely affect our results of operations and require us to commit significant cash resources to cover such losses. See “Business - Insurance.”

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

We may be subject to claims by third parties that we have infringed, misappropriated, or otherwise violated their intellectual property. Such litigation could result in the impairment or loss of portions of our intellectual property and require us to, among other things, redesign or stop providing our products, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. We may be required to change, in whole or in part, certain of our products that have allegedly infringed upon the intellectual property rights of third parties. Any changes to our products or to revenue attributable to any of our products that are in violation of others’ intellectual property rights may materially adversely affect our results of operations, reputation and the demand for our products. In addition, such changes may require attention from our management, cause us to incur additional legal expenses, or in some cases, require us to create reserves, all of which may materially adversely affect us. Furthermore, litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. Litigation brought to defend, protect, or enforce our intellectual property rights could be costly, time-consuming and distracting to management, regardless of the outcome. Enforcement of our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Many companies may have the capability to dedicate greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. In addition, because of the substantial discovery required in connection with intellectual property litigation, our confidential or sensitive information could be compromised by disclosure in such litigation. There could also be public announcements regarding the results of such litigation and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A Ordinary Shares.

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

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to the laws and regulations of Mainland China, which may impact our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

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

The PRC government may intervene or influence our operations or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

There remain significant uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer and continue to offer securities on U.S exchanges, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you when or whether we will be subject to such filing requirements or whether we will be able to get clearance from the CSRC in a timely manner or at all, even though we believe that none of the situations that would clearly prohibit overseas offering applies to us. As advised by our Hong Kong counsel, Khoo & Co., we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before offering or continuing to offer our Class A Ordinary Shares in the U.S. because pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the offering and continuing to offer of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas offering applies to us.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

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

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the continued listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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

There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

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

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future, and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to continue to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam and current chief executive John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our Hong Kong subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

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

Our revenue is susceptible to ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our Operating Subsidiary’s business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance, or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiary’s business operations, which could in turn, adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the COVID-19 pandemic, political uncertainty, Russo - Ukraine war, the outcome of the Sino - US trade dispute, Israel - Hamas conflict, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

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

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular, if such matter cannot be addressed and resolved favorably.

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

Risks Related to Our Class A Ordinary Shares

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates.

As of the date of this report, the authorized share capital of the Company is $50,000 divided into 18,000,000 Class A Ordinary Shares with a par value of $0.0025 per share and 2,000,000 Class B Ordinary Shares with a par value of $0.0025 per share, of which 2,905,328 Class A Ordinary Shares and 160,000 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote, and each Class B Ordinary Share has thirty-five (35) votes. The Class B Ordinary Shares can be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. The currently Class B Ordinary Shares outstanding are beneficially owned by Mr. Shek Kin Pong, the Chairman of our Board of Directors and the Chief Executive Officer and represents 69.32% of the aggregate voting power of our currently outstanding ordinary shares as of the date hereof. Because of the thirty-five-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least a majority of the voting power of all outstanding Class A Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Class A Ordinary Shares, which could severely limit the market liquidity of such Class A Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trade and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares. Volatility or a lack of positive performance in our Class A Ordinary Shares price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A Ordinary Shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition to the risks addressed above in “The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof

An active trading market for our Class A Ordinary Shares may not be maintained and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will be maintained. If an active public market for our Class A Ordinary Shares is not maintained, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their shares.

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

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our Class A Ordinary Shares for the 33 consecutive business days from March 11, 2025, to April 25, 2025, the Company no longer meets the Minimum Bid Price Requirement. On April 28, 2025, the Company received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC notifying the Company that it failed to maintain a minimum bid price of $1.00 over the previous 33 consecutive business days. If we do not comply with the Nasdaq rules in the future, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Rules provide the Company a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide written confirmation of compliance. On October 28, 2025, the Company received a written notice from Nasdaq (the “October 2025 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by October 27, 2025, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until April 27, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period. On March 20, 2026, the Company received a letter from the Staff confirming that the Company has regained compliance with the Bid Price Requirement. Although the Company regained compliance with the NASDAQ continued listing requirements, we may not be able to meet the continued listing requirements of NASDAQ in the future. If we are unable to satisfy the NASDAQ criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares is a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our Board of Directors may refuse or delay the registration of the transfer of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our Board of Directors may resolve to refuse or delay the registration of the transfer of our Class A Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Class A Ordinary Shares if the transferor has failed to pay an amount due in respect to those Class A Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Class A Ordinary Shares purchased by investors in a public offering. Where the Class A Ordinary Shares are listed on a stock exchange, the Class A Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Class A Ordinary Shares listed on the stock exchange.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. On February 8, 2024, we filed the registration statement on Form F-1 with the SEC (File No. 333-276946) (as amended, the “Resale Prospectus”), which was declared effective on September 30, 2024, for one (1) existing shareholder of the Company to register its existing shareholding of 900,000 ordinary shares. These shares, which were sold together with the 1,100,000 ordinary shares in our initial public offering, are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). On January 15, 2025, the Company entered into Securities Purchase Agreements with several investors pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 25,000,000 ordinary shares at the price of $0.40 per ordinary share for gross proceeds of $10,000,000. The ordinary shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-284034), originally filed with the U.S. Securities and Exchange Commission on December 23, 2024. On September 9, 2025, the Company entered into securities purchase agreements (the”2025 September SPA”) with several investors pursuant to which the Company agreed to issue and sell a total of 100,000,000 Class A Ordinary Shares at the price of $0.04 per Class A Ordinary Share for gross proceeds of $4,000,000. The 100,000,000 Class A Ordinary Shares was registered for resale by the selling shareholder through a resell F-1 (File No. 333-291882), which was declared effective on December 4, 2025.

The Class A Ordinary Shares held by our other existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to continue to list our Class A Ordinary Shares, which could materially impair the market for and market price of our Class A Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

From the closing of our initial public offering on October 3, 2024 to the date of this annual report, the trading price of our Class A Ordinary Shares has ranged from $0.1168 to $9.360 per Class A Ordinary Share. The trading prices of our Class A Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S. - listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may, from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	new product and service introductions by our competitors;

●	technical difficulties, defects, or interruptions in our service;

●	general economic, political, and social conditions in Hong Kong that may adversely affect either our existing customers’ ability or willingness to renew their subscription, purchase additional subscriptions or upgrade their service, delay a prospective customer’s purchasing decision, or reduce the value of new subscription;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, controlling shareholder, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or controlling shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Many of these factors are outside of our control, and any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a small-capitalization company with a small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in prices occurring in any trading day session. Holders of our Class A Ordinary Shares may also have difficult liquidating their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or sell their shares at all.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our HK subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Class A Ordinary Shares or cause them to be worthless.

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

According to the BVI Business Companies Act 2004 (As Revised), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such a company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Wellchange Cayman to Wching HK or from Wching HK to Wellchange Cayman, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on the price appreciation of our Class A Ordinary Shares for returns on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely, the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that we will be able to pay our debts as they fall due in the ordinary course of business.

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

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares, and you may even lose your entire investment in our Class A Ordinary Shares. See “Dividend Policy” section for more information.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more analysts who cover us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. On April 21, 2026, we obtained an exemption letter from our Cayman counsel, Ogier, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements.

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

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares, and our Class A Ordinary Share price may be more volatile.

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

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, as our Class A Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect the amount of proceeds we will have available for our business.

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our directors.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how and how quickly we use our liquid assets and cash. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation - Passive Foreign Investment Company (“PFIC”).”

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing this annual report, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2023, 2024 and 2025, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; (3) our lack of proper procedures developed and implemented for system security and access as well as segregation of duties in relation to the system; (4) our lack of proper procedures developed for system development, program change management policies and critical change management control processes and procedures; and (5) our lack of proper procedures developed and implemented for IT policy and procedure as well as operating system security management control.

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

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluations of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before our initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Class A Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanisms established with the securities regulatory authority of the PRC. Additionally, our Hong Kong counsel Khoo & Co. advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Ogier has informed us that there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained by fraud and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated memorandum and articles of association (as may be amended from time to time) and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our fourth amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our controlling shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital - Differences in Corporate Law.”

We may require additional financing to support our future capital requirements. Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our Class A Ordinary Shares.

We have funded our operations since inception primarily through equity and debt financings and payments by our customers for the use of our platform and related services. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of Hong Kong, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders could have rights senior to holders of Class A Ordinary Shares to make claims on our assets. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders may experience dilution, and the new equity securities could have rights senior to those of our ordinary hares. On January 15, 2025, the Company entered into a securities purchase agreements with several investors pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 25,000,000 ordinary shares at the price of $0.40 per ordinary share for gross proceeds of $10,000,000. The ordinary shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-284034), originally filed with the U.S. Securities and Exchange Commission on December 23, 2024. On September 9, 2025, the Company entered into a securities purchase agreement and a registration rights agreement with several investors pursuant to which the Company agreed to issue and sell, a total of 100,000,000 Class A Ordinary Shares at the price of $0.04 per Class A Ordinary Share for gross proceeds of $4,000,000. The Class A Ordinary Shares were registered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-291882), originally filed with the U.S. Securities and Exchange Commission on December 2, 2025. Because our decision to issue securities in the future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our shareholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A Ordinary Shares and diluting their interest.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

Corporate Structure

The following diagram illustrates our corporate legal structure and identifies our subsidiaries as of the date of this annual report.

Wellchange Cayman was incorporated under the laws of the Cayman Islands as a limited company on July 13, 2023 as a holding company, for purposes of effectuating this Offering. On the date of its incorporation, one (1) Ordinary Share was issued to Mapcal Limited. On the same day, Mapcal Limited transferred one (1) Ordinary Share to Mr. Shek Kin Pong for a consideration of $1.00.

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

Power Sweet Home was incorporated under the laws of the British Virgin Islands as a limited company on April 8, 2025, for the purpose of future acquisition. On the date of its incorporation, one (1) Ordinary Share was issued to Wellchange Cayman for a consideration of US$1.00.

As of the date of this report, details of Wellchange Cayman’s subsidiaries are as follows:

Name	Background	Ownership	Principal activities
Victory Hero	— A BVI company — Incorporated on August 14, 2023 — Issued share capital of US$1	Wholly-owned by the Company	Investment holding
Wching HK	— A Hong Kong company — Incorporated on April 20, 2012 — Issued share capital of HK$10,000	Wholly-owned by Victory Hero	Provision of tailor-made software solutions, cloud-based software-as-a-service (“SaaS”) services, and white-labelled software design and development servic
Power Sweet Home	— A BVI company — Incorporated on April 8, 2025 — Issued share capital of US$1	Wholly-owned by the Company	Inactive

The Reorganization

In this report, we refer to the following events as the “Reorganization.”

As part of the Reorganization, on August 14, 2023, Victory Hero was incorporated under the laws of the BVI. On the date of its incorporation, one (1) ordinary share was allotted and issued to Wellchange Cayman, and Victory Hero became wholly owned by Wellchange Cayman.

On August 23, 2023, Mr. Shek Kin Pong transferred (1) one Ordinary Share of Wellchange Cayman to Power Smart International Limited (“Power Smart”), which is wholly owned by Mr. Shek Kin Pong, for a consideration of $1.00, and Wellchange Cayman became wholly owned by Power Smart.

On August 28, 2023, Wellchange Cayman entered into a reorganization agreement with Mr. Shek Kin Pong, Victory Hero, Wching HK, and Power Smart, pursuant to which Mr. Shek Kin Pong sold his entire equity interest in Wching HK to Victory Hero, in exchange for an allotment and issuance of 889 Ordinary Shares of Wellchange Cayman to Power Smart.

After completing the Reorganization, Wching HK became indirectly wholly owned Wellchange Cayman, through the intermediate holding company, Victory Hero.

Pre-IPO Investment

On August 30, 2023, pursuant to a subscription agreement, Wellchange Cayman allotted and issued to Ocean Serene Holdings Limited (“Ocean Serene”), Paramount Fortune Capital Limited (“Paramount Fortune”), and Prestige Leader Success Limited (“Prestige Leader”), respectively:

(i)	45 Ordinary Shares to Ocean Serene, representing 4.5% of the total issued share capital of Wellchange Cayman, for a consideration of HK$777,273 (US$99,724);

(ii)	35 Ordinary Shares to Paramount Fortune, representing 3.5% of the total issued share capital of Wellchange Cayman, for a consideration of HK$604,545 (US$77,563); and

(iii)	30 Ordinary Shares to Prestige Leader, representing 3.0% of the total issued share capital of Wellchange Cayman, for a consideration of HK$518,182 (US$66,483).

The allotment and issuance of the respective Ordinary Shares were completed on August 30, 2023.

Forward Split of our Ordinary Shares

On January 26, 2024, we undertook a 4,000-for-1 forward split of our ordinary shares approved by our existing shareholders and board of directors. As a result, our authorized share capital is US$50,000 divided into 200,000,000 Ordinary Shares, par value US$0.00025, and the ordinary shares issued and outstanding increased from 1,000 to 4,000,000. Wellchange Cayman was 89% (representing 3,560,000 ordinary shares issued and outstanding) owned by Power Smart, 4.5% (representing 180,000 Ordinary Shares issued and outstanding) owned by Ocean Serene, 3.5% (representing 140,000 Ordinary Shares issued and outstanding) owned by Paramount Fortune, and 3.0% (representing 120,000 Ordinary Shares of the issued and outstanding) owned by Prestige Leader, respectively.

On February 8, 2024, the Company undertook a 5-for-1 forward split of our ordinary shares, approved by our existing shareholders and board of directors. As a result, the Company’s authorized share capital is US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005, and the ordinary shares issued and outstanding increased from 4,000,000 to 20,000,000. Wellchange Cayman was 89% (representing 17,800,000 Ordinary Shares issued and outstanding) owned by Power Smart, 4.5% (representing 900,000 Ordinary Shares issued and outstanding) owned by Ocean Serene, 3.5% (representing 700,000 Ordinary Shares issued and outstanding) owned by Paramount Fortune, and 3.0% (representing 600,000 Ordinary Shares of the issued and outstanding) owned by Prestige Leader Paramount Fortune, respectively.

Initial Public Offering

On October 3, 2024, the Company completed its initial public offering of 1,100,000 Ordinary Shares at the public offering price of US$4.00 per Ordinary Share on Nasdaq, as a result of which the Company had 21,100,000 Class A Ordinary Shares issued and outstanding. In connection with the closing of the initial public offering, the Company also issued to Dominari Securities LLC, the representative of the underwriters in the initial public offering, warrants to purchase up to 38,500 Ordinary Shares.

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

2025 Equity Incentive Plan

On June 1, 2025, the Board of Directors of the Company approved and adopted an equity incentive plan, which authorized 7,000,000 Ordinary Shares to be issued to the directors, officers, managers, employees, consultants and advisors of the Company and its affiliates. As of June 23, 2025, the 7,000,000 Ordinary Shares have been issued to certain advisors.

Share Re-classification

On August 7, 2025, we undertook a share reclassification (the “Share Re-classification”) approved by our existing shareholders and board of directors to establish a dual-class share capital structure. As a result, our authorized share capital of US$50,000, previously divided into 1,000,000,000 ordinary shares of par value US$0.00005 each, was redesignated into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. in connection with implementing the dual-class share structure, (i) all issued and outstanding ordinary shares held by our then-existing shareholders, other than 5,000,000 ordinary shares held by Mr. Shek Kin Pong and 3,000,000 ordinary shares held by Power Smart International Limited, were re-designated on a one-for-one basis into Class A Ordinary Shares, (ii) the 5,000,000 ordinary shares held by Mr. Shek Kin Pong and the 3,000,000 ordinary shares held by Power Smart International Limited were re-designated on a one-for-one basis into Class B Ordinary Shares, and (iii) the remaining authorized but unissued 854,735,000 Ordinary Shares be re-designated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 92,000,000 Ordinary Shares be re-designated into Class B Ordinary Shares on a one for one basis.

2025 Private Placement

On September 9, 2025, the Company entered into the 2025 September SPA with several investors pursuant to which the Company agreed to issue and sell a total of 100,000,000 Class A Ordinary Shares at the price of $0.04 per Class A Ordinary Share for gross proceeds of $4,000,000. The Offering was closed on September 19, 2025.

Reverse Stock Split

On August 7, 2025, the Company held its annual general meeting of shareholders, at which the shareholders approved a share consolidation at a ratio ranging from five (5)-for-one to fifty (50)-for-one. On January 28, 2026, the Board of Directors approved a 1-for-50 reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares, which became effective on March 6, 2026. As a result, every fifty issued and outstanding Class A and Class B ordinary shares were consolidated into one share, respectively. Following the reverse stock split, the Company’s authorized share capital was adjusted to 20,000,000 shares, consisting of 18,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares, with a par value of $0.0025 per share.

As of the date of this report, the Company has 2,905,328 Class A Ordinary Shares (including 2,000,000 Resale Shares) and 160,000 Class B Ordinary Shares issued and outstanding.

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

We believe that SMBs are, and will continue to be, a vital component of the economy. However, we have observed that most SMBs rely on antiquated, laborious, inefficient processes or software systems to manage and execute most of their back-office and front-office operational functions. To compete effectively, we believe SMBs require modern integrated software solutions that can automate and streamline operational functions to reduce costs and allow them to focus on higher value-added activities. Furthermore, the COVID-19 pandemic also accelerated technology adoption by SMBs as they were required to respond to new challenges, such as facilitating remote work and finding new methods to engage with customers. At the same time, SMBs also have distinctive technology needs when adopting and transforming to software technologies - we believe SMBs prefer low-cost solutions that are easy to implement, onboard, and integrate and require little ongoing maintenance.

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

	Years ended December 31,
	2024		2025
	US$	%	US$	%
Customized software solutions	1,119,210	48.5%	640,722	47.5%
White label software	748,770	32.4%	486,804	36.2%
Subscription services	441,238	19.1%	220,558	16.3%
Total	2,309,218	100.0%	1,348,084	100.0%

	Years ended December 31,
	2023		2024
	US$	%	US$	%
Customized software solutions	1,813,678	72.8%	1,119,210	48.5%
White label software	382,527	15.4%	748,770	32.4%
Subscription services	293,790	11.8%	441,238	19.1%
Total	2,489,995	100.0%	2,309,218	100.0%

Our business has experienced decline. Our total revenue decreased by approximately US$961,134 or 41.6% to approximately US1,348,084 for the year ended December 31, 2025 from approximately US2,309,218 for the year ended December 31, 2024. Our total revenue decreased by approximately US$180,777 or 7.3% to approximately US2,309,218 for the year ended December 31, 2024 from approximately US2,489,995 for the year ended December 31, 2023. Our net income for the year ended December 31, 2023 was US$937,609 and net loss for the years ended December 31, 2024 and 2025 was US$431,544 and US$7,322,805, respectively.

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

We benefit from an extensive and diversified customer base. As of December 31, 2025, 2024, and 2023 we had approximately 50, 47 and 63 customers, respectively.

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

For the year ended December 31, 2025, revenue generated from customized software solutions and subscription services decreased from US$1,119,210 to US$640,722, and decrease from US$441,238 to US$220,558, respectively, representing a decrease of 42.8% and a decrease of 50.0%, respectively. For the year ended December 31, 2024, revenue generated from customized software solutions and subscription services decreased from US$1,813,678 to US$1,119,210, and increased from US$293,790 to US$441,238, respectively, representing a decrease of 38.3% and an increase of 50.2%, respectively. We are selling our customized software solutions primarily by identifying business needs. In addition, as of the date of this annual report, we have developed and upgraded our ERP SaaS modules from 7 to 10, enabling our customers and the employee-end users of our customers to handle more activities than before with one platform. We believe that our portfolio of products, services, and business model allow us to attain high customer satisfaction. Due to the decrease in the demand for self-developed software for SMBs as the cost of maintenance in terms of IT knowledge, skill, and time is relatively higher than customized software, as a result, for the year ended December 31, 2025, revenue generated from white label software decreased by US$261,966 or 35.0% from US$748,770 to US$486,804 and for the year ended December 31, 2024, revenue generated from white label software increased by US$366,243 or 95.7% from US$382,527 to US$748,770. As of the date of this annual report, we have gathered feedback from our customers and identified areas of improvement. We will continuously improve and enhance our white label software solutions to make it more attractive to customers. We still consider white label software as part of our business development strategy, and we believe we will achieve greater customer satisfaction with these changes.

An experienced and proven senior management team consisting of industry veterans.

Our management team has substantial expertise in information technology, software research and development, project execution and management. Our management team is led by our founder, Chairman of the Board, and Chief Executive Officer, Mr. Shek Kin Pong, who is responsible for managing, executing, and supervising our operations. Mr. Shek Kin Pong has 25 years of experience in the IT and services industries. Mr. Tang Chi Hin, our Chief Technology Officer, contributes his extensive 20 years of experience in the IT industry to our daily operations regarding user interface design, project management and monitoring, and customer support. Leveraging on our industry veterans’ expertise in the software and IT industry, experience, and network gained from managing and developing large numbers of software development projects, we believe that we are able to respond promptly and appropriately to the ever-changing market conditions and environment, as well as continue to expand our customer base and products and services offering. Our employees are our greatest assets. We have built a culture of empowerment that allows employees to be entrepreneurial and nimble, which, combined with strong and pragmatic management oversight and processes, institutional goals and defined key performance metrics, form the basis of our culture.

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

Using social media and social networks - like Facebook and Instagram - we intend to market products and services, engage with existing customers, and reach new ones. The power of social media marketing comes from the unparalleled capacity of social media in three core marketing areas: connection, interaction, and customer data. Social media marketing has transformed the way businesses are able to influence consumer behavior - from promoting content that drives engagement to extracting personal data that makes messaging resonate with users.

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

Customized IT solutions

We provide customized software solutions based on customers’ specifications. The term Customized software solutions (also known as bespoke software) refers to software that has been developed specifically for a business, company, or organization, with customized functionality. With over 12 years in customized software development, we believe we are an experienced partner for SMBs to design, develop, integrate, test, deploy, and support high-quality customized applications, software, websites, and IT solutions.

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

We have delivered 71 mobile applications development projects as of the date of the annual report, including billing apps, business management apps, virtual office apps, messaging apps, teleconferencing and VoIP apps, booking and ticketing apps, ecommerce apps, and business intelligence apps.

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

We have delivered 69 website and web-site based application projects as of the date of the annual report. For our website and web-based application projects, upon project engagement, we analyze our customer’s business, niche, and vision, highlight their needs and existing problems to determine the goal of the project and help the client formulate the requirements we need to achieve. During the development stage, we customize UX/UI design, set up frontend and backend infrastructures, and undertake all the related work. At the final stage of the project development, we will test the created website and the web application for quality assurance.

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

For the years ended December 31, 2023, 2024 and 2025, revenue generated from our provision of customized IT software solutions accounted for approximately 72.8%, 48.5% and 47.5% of our total revenue, respectively.

Subscription Services - MR. CLOUD

We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs.

We launched MR. CLOUD, our proprietary cloud-based SaaS ERP software platform, in the summer of 2020. MR. CLOUD is developed in response to the increasing demand from our SMBs customers for accessible, affordable, comprehensive, and user-friendly ERP software solutions. Given their size and resource capabilities, SMBs generally require lower-priced and easier-to-implement technology solutions than larger-scale enterprise businesses. Mr. CLOUD is a platform with multi-module, multi-tenant, scalable, cloud-based enterprise ERP software solutions that can be set up, integrated, and used from any device in customers’ daily operation across platforms - through Mr. CLOUD website, iOS and Android applications. We use MR. CLOUD as a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, merging all of our customers’ business processes on a single platform instead of having different software and applications for each function of its business. Mr. CLOUD is easy to use, so users don’t need extra training.

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

For the years ended December 31, 2023, 2024 and 2025, revenue generated from the sale of provision subscription services accounted for approximately 11.8%, 19.1% and 16.3% of our total revenue, respectively.

White label software

We provide self-developed software as white label software to corporate customers. White label software is unbranded software, onto which our customers add their own branding and then resell access to the software as if they developed it. Similar to our customized software services, our customers are able to customize white-label software/applications and integrate custom features into the default white-label applications and software per their needs. Rich of years of on-market experience, proprietary software technology, and expertise accumulated from serving SMBs in various industry verticals and business sections, and our reputation and quality of services in the market, we are recognized by several major players in the IT industry. For the years ended December 31, 2023, 2024 and 2025, we have completed three white label software for a United Kingdom listed IT company.

For the years ended December 31, 2023, 2024 and 2025, revenue generated from our provision of white label software accounted for approximately 15.4%, 32.4% and 36.2% of our total revenue, respectively. Such decrease in revenue from white label software was principally due to the decrease in the demand for the self-developed software for SMBs as the cost of maintenance in term of IT knowledge, skill and time is relatively higher than customized software.

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

For MR. CLOUD, we charge subscription fees by way of tiered pricing - by offering multiple subscription plans with different combinations of features offered at various price points to meet the needs of different customers. Plans differ based on price, functionality, service levels, and size limits, to be charged on a monthly basis. The customers can either start on the basic package with pay-to-upgrade options or choose the advanced plans to use the whole range of software and application housed on MR. CLOUD.

Our Customers

For the year ended December 31, 2025, two customers accounted for 36.1% and 11.4% of our total revenues. For the year ended December 31, 2024, two customers accounted for 32.4% and 15.3% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2024 and 2025. As of December 31, 2024, four customers accounted for 21.0%, 14.5%, 13.2%, 12.8% and 11.9% of the total balance of accounts receivable. As of December 31, 2025, four customers accounted for 26.5%, 14.6%, 13.8% and 10.2% of the total balance of accounts receivable . No other customer accounted for more than 10% of our accounts receivable as of December 31, 2024 and 2025.

Our Subcontractors

No other subcontractor accounted for more than 10% of our cost of revenues for the years ended December 31, 2024 and 2025.

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

Licenses, Certificates, and Approvals

Wching HK has obtained its business registration certificate. Save for the business registration certificate, Wching HK is not required to obtain any licenses and approvals for carrying out its businesses for the three fiscal years ended December 31, 2023, 2024 and 2025, and as of the date of this annual report.

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

Property and Facilities.

Our principal executive office is located at Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street, Kowloon, Hong Kong, where Wching HK leased as our office space. The office space is approximately 1,902 square feet, and the current lease term is from November 15, 2025 to November 14, 2027. The monthly rent is HK$38,800 (Approximately US$4,977). We believe that we will be able to obtain adequate facilities on reasonable terms, principally through leasing, to accommodate our future expansion plans. We did not own any property.

Employees

As of December 31, 2023, 2024 and 2025, and the date of this annual report, Wching HK had 7, 11, and 8 employees, respectively. All of Wching HK’s employees are stationed in Hong Kong. All of our employees are employed under employment contracts that set out fully, among other things, the employees’ responsibilities, remuneration, and grounds for termination of employment. The remuneration packages of our employees include salary and bonus. Generally, employee salaries are determined based on the employees’ qualifications, experience, position, and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made. Overall, we believe that our remuneration package is competitive in the market.

We believe we maintain good working relationships with our employees and do not foresee any difficulties in the recruitment and retention of experienced staff. As of the date of this annual report and during the fiscal years ended December 31, 2023, 2024 and 2025, there was no interruption to our operations as a result of labor disputes.

Insurance

Wching HK maintains employees’ compensation insurance for its employees in accordance with the laws and regulations in Hong Kong. We do not maintain business interruption insurance or key person insurance.

As of the date of this annual report and during the fiscal years ended December 31, 2023, 2024 and 2025, Wching HK has not been subject to nor received any insurance claims.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Legal Proceedings

We may, from time to time, be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business.

On March 24, 2026, a putative securities class action complaint was filed against us and numerous other defendants in the Supreme Court of the State of New York, County of New York, captioned Johnson et al. v. Syla Technologies Co., Ltd. et al. (Index No. unassigned as of the date of filing). The plaintiffs, purporting to represent a class of investors who purchased securities in connection with the initial public offerings of the named issuer defendants, assert claims under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The complaint alleges, among other things, that the registration statements issued in connection with the relevant IPOs contained material misstatements and omissions, including alleged failures to disclose risks relating to coordinated social media-driven “pump-and-dump” schemes and purported deficiencies in underwriters’ anti-money laundering compliance and supervisory controls. The complaint seeks compensatory damages, rescission, and other relief. We believe the claims against us are without merit and intend to defend ourselves vigorously. However, we cannot predict the outcome of this proceeding or estimate the range of potential loss, if any, at this time.

Except as described above, we are not currently a party to any other pending material legal or administrative proceedings and are not aware of any other events that are likely to lead to such proceedings. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

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

The Data Protection Principles are summarized as follows:

(a)	Principle 1 - Purpose and manner of collection of personal data. This provides for the lawful and fair collection of personal data and sets out the information a data user must give to a data subject when collecting personal data from that subject.

(b)	Principle 2 - Accuracy and duration of retention of personal data. This provides that personal data should be accurate, up-to-date and kept no longer than necessary.

(c)	Principle 3 - Use of personal data. This provides that unless the data subject gives consent otherwise personal data should be used for the purposes for which they were collected or a directly related purpose.

(d)	Principle 4 - Security of personal data. This requires appropriate security measures to be applied to personal data.

(e)	Principle 5 - Information to be generally available. This provides for openness by data users about the kinds of personal data they hold and the main purposes for which personal data are used.

(f)	Principle 6 - Access to personal data. This provides for data subjects to have rights of access to and correction of their personal data.

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

4D. Property, Plants and Equipment

We do not own any property. Our principal executive office is located at Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street, Kowloon, Hong Kong, where Wching HK leased as our office space. The office space is approximately 1,902 square feet, and the current lease term is from November 15, 2025 to November 14, 2027. The monthly rent is HK$38,800 (Approximately US$4,977). We believe that we will be able to obtain adequate facilities on reasonable terms, principally through leasing, to accommodate our future expansion plans.

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

For the fiscal years ended December 31, 2023, 2024 and 2025, our income from the operation was US$1,183,437, loss from the operation was US$456,630 and US$6,323,966, respectively and the net income was US$937,609 and net loss of US$431,544 and US$7,322,805, respectively.

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

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical technical support services for the years ended December 31, 2024 and 2025.

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

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the years ended December 31, 2024 and 2025.

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

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the years ended December 31, 2024 and 2025. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31,2023, 2024 and 2025, allowance for expected credit losses was US$13,864, US$311,539 and reversal of expected credit losses was US$18,202, respectively.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023, 2024 and 2025, the Group did not have any impairment loss against its operating lease right-of-use assets.

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

For the years ended December 31, 2023, 2024 and 2025, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies and Practices.”

Results of Operations

The following table sets forth a summary of the consolidated results of operations of us for the years indicated:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
REVENUES
Customized software solutions	1,813,678	1,119,210	640,722
White label software	382,527	748,770	486,804
Subscription services	293,790	441,238	220,558
TOTAL REVENUES	2,489,995	2,309,218	1,348,084
COST OF REVENUES	547,630	691,984	772,976
GROSS PROFIT	1,942,365	1,617,234	575,108

OPERATING EXPENSES
Selling and marketing expenses	—	645,687	4,059,748
Staff costs and employee benefits	227,042	298,081	1,328,659
Rental and office expenses	109,947	107,176	90,840
Legal and professional fees	374,594	623,739	1,264,203
Depreciation	28,900	28,996	29,022
Provision of (reversal of) expected credit losses	13,864	311,539	(18,202)
Others	4,581	58,646	144,804
TOTAL OPERATING EXPENSES	758,928	2,073,864	6,899,074

INCOME (LOSS) FROM OPERATIONS	1,183,437	(456,630)	(6,323,966)

OTHER (EXPENSE) INCOME
Interest income	748	1,826	792
Interest expense	(17,383)	(17,111)	(12,437)
Investment gain (loss)	337	532	(229)
Government subsidies	1,533	17,090	—
Foreign exchange	—	(30,813)	(11,668)
Other (expense) income	(33)	362	(9,416)
TOTAL OTHER EXPENSE, NET	(14,798)	(28,114)	(32,958)

INCOME (LOSS) BEFORE INCOME TAX	1,168,639	(484,744)	(6,356,924)
INCOME TAX (EXPENSES) CREDIT	(231,030)	53,200	(965,881)
NET INCOME (LOSS)	937,609	(431,544)	(7,322,805)

We primarily generate our revenue by providing customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services to our creators and customers. We recognize all our revenue on a gross basis, comprising (i) customized software solution; (ii) white label software; and (iii) subscription services.

Year ended December 31, 2025 compared with year ended December 31, 2024

Our total revenues decreased by approximately US$961,134 or 41.6% to approximately US$1,348,084 for the year ended December 31, 2025 from approximately US$2,309,218 for the year ended December 31, 2024. Such decrease was mainly attributable to the (i) decrease in revenue generated from our provision of customized software solutions by approximately US$478,488 or 42.8%, (ii) decrease in revenue generated from our provision of white label software by approximately US$261,966 or 35.0% and (iii) decrease in revenue generated from our provision of subscription services by approximately US$220,680 or 50.0%. Details of further explanation were discussed below.

(i)	Revenue by product categories

	Years ended December 31,
	2024		2025
	US$	%	US$	%
Customized software solutions	1,119,210	48.5%	640,722	47.5%
White label software	748,770	32.4%	486,804	36.2%
Subscription services	441,238	19.1%	220,558	16.4%
Total	2,309,218	100.0%	1,348,084	100.0%

Customized software solutions

For the years ended December 31, 2024 and 2025, revenue generated from our provision of customized software solutions accounted for approximately 48.5% and 47.5% of our total revenues, respectively. We provide customized software solutions based on customers’ specifications. The significant decrease in the revenues from customized software solutions by US$478,488 or 42.8% from US$1,119,210 for the year ended December 31, 2024 to US$640,722 for the year ended December 31, 2025 was principally contributed to the decrease in demand for the IT software to increase the efficiency of management and operation of the SMB, resulting in an decrease in customer orders received from 21 for the year ended December 31, 2024 to 12 for the year ended December 31, 2025.

White label software

For the years ended December 31, 2024 and 2025, revenue generated from our provision of white label software accounted for approximately 32.4% and 36.2% of our total revenues, respectively. We provide self-developed software as “White label” products to our customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. The decrease in the revenues in white label software by US$261,966 or 35.0% from US$748,770 for the year ended December 31, 2024 to US$486,804 for the year ended December 31, 2025, was due to the decrease in the demand for the self-developed software for SMBs as economic uncertainty prompted the market to adopt a more cautious approach to budgeting for ERP system development.

Subscription services

For the years ended December 31, 2024 and 2025, revenue generated from the provision of subscription services accounted for approximately 19.1% and 16.3% of our total revenues, respectively. We provide SaaS digital business management software subscription services, which include the right to use the software and continuous technical support services to SMBs. Decrease in the revenue from subscription services by US$220,680 or 50.0% from US$441,238 for the year ended December 31, 2024 to US$220,558 for the year ended December 31, 2025 which was principally contributed to the average contract sum decreased from approximately US$16,030 for the year ended December 31, 2024 to US$11,411 for the year ended December 31, 2025 in order to increase the Company’s competitive for attracting customers.

Cost of revenues

	Years ended December 31,
	2024		2025
	US$	%	US$	%
Customized software solutions	117,252	16.9%	59,028	7.6%
White label software	361,619	52.3%	491,337	63.6%
Subscription services	213,113	30.8%	222,611	28.8%
Total	691,984	100.0%	772,976	100.0%

Cost of revenues mainly consists of amortization of intangible assets, subcontracting costs, IT personnel staff cost and rental of server. For the years ended December 31, 2024 and 2025, cost of revenues was US$691,984 and US$772,976, respectively, increase in cost of revenues by US$80,992 or 11.7%, which is mainly due to the increase in amortization of intangible asset from US$259,997 to US$635,324 for the year ended December 31, 2025, which in turn was resulted from the purchase or development of new ERP systems from a third party at a consideration of US$3,837,408 to enhance the Company’s competitive in the market during the year ended December 31, 2025.

Gross profit

	2024				2025
Category	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit (loss)	Gross profit (loss) margin
	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	1,119,210	117,252	1,001,958	89.5%	640,722	59,028	581,694	90.8%
White label software	748,770	361,619	387,151	51.7%	486,804	491,337	(4,533)	(0.9)%
Subscription services	441,238	213,113	228,125	51.7%	220,558	222,611	(2,053)	(0.9)%
Total	2,309,218	691,984	1,617,234	70.0%	1,348,084	772,976	575,108	42.7%

For the years ended December 31, 2024 and 2025, the Company made gross profit of US$1,617,234 and US$575,108, respectively, and gross profit margin was 70.0% and 42.7%, respectively, of operating revenue.

For customized software solutions, the gross profit decreased by US$420,264 or 41.9% from US$1,001,958 for the year ended December 31, 2024 to US$581,694 for the year ended December 31 2025 was principally contributed to the decrease in demand for the IT software to increase the efficiency of management and operation of the SMB, resulting in an decrease in revenue from customized software solutions as the customer orders received decreased from 21 for the year ended December 31, 2024 to 12 for the year ended December 31, 2025.

For white label software, it turned to gross loss of US$4,533 for the year ended December 31, 2025 from gross profit of US$387,151, representing decreased by US$391,684 or 101.2%. The decrease was mainly due to decrease in demand in white label software during the current year while increase in the cost of developing the white label in order to enhance the Company’s competitiveness and offering more functions to customers which resulted in increase in amortization of intangible assets as purchase or development of new ERP systems from a third party at a cost of US$3,837,408.

For subscription service, it turned to gross loss of US$2,053 for the year ended December 31, 2025 from gross profit of US$228,125, representing decreased by US$230,178 or 100.9%. Due to global economic uncertainty, SMBs faced challenges in survival, leading to a downward trend in market demand. In order to maintain the customers’ relationship, the Company negotiated with customers with more competitive term and the average contract service price decreased. Nevertheless, cost of subscription service increased mainly due to the increase in the amortization of ERP system resulted from acquisition of additional modules during the current year. As a result, both the gross profit and gross profit margin decreased.

Operating expenses

	Years ended December 31,
	2024	2025	Increase/(decrease)
	US$	US$	US$	%
Sales and marketing expenses	645,687	4,059,748	3,414,061	528.7%
Staff costs and employee benefits	298,081	1,328,659	1,030,578	345.7%
Rental and office expenses	107,176	90,840	(16,336)	(15.2)%
Legal and professional fees	623,739	1,264,203	640,464	102.7%
Depreciation	28,996	29,022	26	0.1%
Provision (reversal) of expected credit losses	311,539	(18,202)	(329,741)	(105.8)%
Others	58,646	144,804	86,158	146.9%
TOTAL OPERATING EXPENSES	2,073,864	6,899,074	4,825,210	232.7%

Operating expenses includes selling expenses and administrative expenses for the daily operations of the Company. For the years ended December 31, 2024 and 2025, total operating expenses were US$2,073,864 and US$6,899,074, respectively. The increase of operating expenses by US$4,825,210 or 232.7% was mainly due to the increase in (i) staff costs and employee benefit, (ii) sales and marketing expenses and (iii) legal and professional fees which partially offset by the decrease in (iv) provision (reversal) of expected credit losses for the year ended December 31, 2025.

Increase in staff costs and employee benefits by US$1,030,578 or 345.7% from US$298,081 for the year ended December 31, 2024 to US$1,328,659 for the year ended December 31, 2025 was mainly due to independent non-executive directors was recruited and on board in October 2024 and increase in legal and professional fees by US$640,464 or 102.7% from US$623,739 for the year ended December 31, 2024 to US$1,264,203 for the year ended December 31, 2025 was mainly due to the increase in auditors’ remuneration for the compliance of listing rule.

Staff cost and employee benefits in operating expenses comprised of marketing personnels, administrative personnels and independent non-executive directors for years ended December 31, 2024 and 2025. The staff costs and employee benefits for administrative personnels mainly represents finance department, administrative department, marketing personnel and senior management which was increased US$1,030,578 or 345.7% from US$298,081 for the year ended December 31, 2024 to US$1,328,659 for the year ended December 31, 2025 was mainly due to independent non-executive directors was recruited and on board in October 2024.

The selling and marketing expenses for the year ended December 31, 2025, increase by US$3,414,061 or 528.7% from US$645,687 for the year ended December 31, 2024 to US$4,059,748 for the year ended December 31, 2025. This substantial rise was primarily driven by a strategic intensification of marketing activities in 2025. The company undertook comprehensive rebranding initiatives to enhance its market presence and brand recognition. Furthermore, there was a significant escalation in overseas marketing efforts, including conducting extensive market surveys in international regions to better understand consumer preferences and identify new growth opportunities. These targeted initiatives and expanded marketing campaigns were essential components of the company’s growth strategy, resulting in the notable increase in selling and marketing expenses for the year.

The legal and professional fee increase by US$640,464 or 102.7% from US$623,739 for the year ended December 31, 2024 to US$1,264,203 for the year ended December 31, 2025 was mainly due to the increase in auditors’ remuneration for the compliance of listing rule.

The provision (reversal) of expected credit losses decreased by US$329,741 or 105.8% from provision of expected credit losses of US$311,539 for the year ended December 31, 2024 to reversal of expected credit losses of US$18,202 for the year ended December 31, 2025 was mainly due to the settlement for the long outstanding account receivables.

Other income (expense), net

For the years ended December 31, 2024 and 2025, total other expense, net was US$28,114 and other income, net of US$32,958, respectively. The other (expenses) income, net mainly represented the interest income and investment (loss) gain for investment, interest expense on bank borrowings and government subsidies. Increase in other income (expense), net is mainly due to the decrease in government subsidies from US$17,090 for the year ended December 31, 2024 to nil for the year ended December 31, 2025.

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

Our income tax decreased by approximately US$1,019,081, or 1915.6%, from income tax expenses of approximately US$53,200 for the year ended December 31, 2024 to income tax credit of approximately US$965,881 for the year ended December 31, 2025, primarily due to an decrease in the net income before tax by approximately US$5,872,180 or 1211.4% from approximately US$484,744 for the year ended December 31, 2024 to approximately US$6,356,924 for year ended December 31, 2025; as a result the deferred tax assets related to net operating loss was recognized for the year ended December 31, 2025. Our effective tax rates were 10.9% and 14.9% for the year ended December 31, 2024 and 2025, respectively.

Net loss

Our net income for the years ended December 31, 2024 and 2025, was US$431,544 and US$7,322,805, respectively. The increase of net loss by US$6,891,261 or 1596.9% was mainly due to the predominantly the decrease in our overall revenues in 2025.

Year ended December 31, 2024 compared with year ended December 31, 2023

Our total revenues decreased by approximately US$180,777 or 7.3% to approximately US$2,309,218 for the year ended December 31, 2024 from approximately US$2,489,995 for the year ended December 31, 2023. Such decrease was mainly attributable to the decrease in revenue generated from our provision of customized software solutions by approximately US$694,468 or 38.3% which were partially offset by the increase in revenue generated from our provision of subscription services by approximately US$147,448 or 50.2%, and the decrease in revenue generated from our provision of white label software by approximately US$366,244 or 95.7%. Details of further explanation were discussed below.

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

White label software

For the years ended December 31, 2023 and 2024, revenue generated from our provision of white label software accounted for approximately US$382,527 or 15.4% and US$748,770 or 32.4% of our total revenues, respectively. We provide self-developed software as “White label” products to our customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. The increase in the revenues in white label software by US$366,244 or 95.7% from US$382,527 for the year ended December 31, 2023 to U$748,770 for the year ended December 31, 2024, was due to a new customer approached for implementation of the software.

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

Operating expenses

	Years ended December 31,
	2023	2024	Increase/(decrease)
	US$	US$	US$	%
Sales and marketing expenses	-	645,687	645,687	100.0%
Staff costs and employee benefits	227,042	298,081	71,039	31.3%
Rental and office expenses	109,947	107,176	(2,771)	(2.5)%
Legal and professional fees	374,594	623,739	249,145	66.5%
Depreciation	28,900	28,996	96	0.3%
Provision of expected credit losses	13,864	311,539	297,675	2,147.1%
Others	4,581	58,646	54,065	1,180.2%
TOTAL OPERATING EXPENSES	758,928	2,073,864	1,314,936	173.3%

Operating expenses includes selling expenses and administrative expenses for the daily operations of the Company. For the years ended December 31, 2023 and 2024, total operating expenses were US$758,928 and US$2,073,864 respectively. The increase of operating expenses by US$1,314,936 or 173.3% was mainly due to the increase in (i) staff cost and employee benefits, (ii) selling and marketing expenses, (iii) legal and professional fees and (iv) provision of expected credit losses.

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

The selling and marketing expenses for the year ended December 31, 2024, increase by US$645,687 or 100.0% from Nil for the year ended December 31, 2023 to US$645,687 for the year ended December 31, 2024 was mainly due to the increase in advertising expenses in 2024.

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

Our income tax expenses decrease by approximately US$284,230 or 123% from income tax expenses of approximately US$231,030 for the year ended December 31, 2023 to income tax credit of approximately US$53,200 for the year ended December 31, 2024, primarily due to (i) an decrease in the net income before tax by approximately US$1,653,383 or 141.5% from income before income tax of approximately US$1,168,639 for the year ended December 31, 2023 to loss before income tax of approximately US$484,744 for year ended December 31, 2024; and (ii) an decrease in deferred tax expenses of US$156,216 derived from the acceleration of depreciation and amortization of property and equipment and intangible assets and provision of expected credit loss. Our effective tax rates were 19.8% and (10.9)% for the year ended December 31, 2023 and 2024, respectively.

Net income

Our net income for the years ended December 31, 2023 and net loss for the year ended December 31, 2024, was US$937,609 and US$431,544, respectively. The decrease of net income by US$1,369,153 or 146.1% was mainly due to the increase in our amortization of intangible assets and decrease in revenue.

Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	250,312	2,805,408
Accounts receivable, net	452,823	805,966
Deposits, prepayments and other receivables, net	875,823	2,150,932
Total current assets	1,578,958	5,762,306

Current liabilities:
Accruals and other payables	245,033	265,481
Contract liabilities	315,411	106,042
Deferred government subsidy	38,716	38,656
Bank borrowings	433,991	415,947
Lease liabilities	90,199	57,653
Amount due to a director	260,416	319,688
Tax payables	128,982	52,300
Total current liabilities	1,512,748	1,255,767
Net current (liabilities) assets	66,210	4,506,539

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of cloud-based SaaS services from subscription and customized software solutions which are recorded net of allowance for the Company’s expected credit loss. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2024, accounts receivable were aged within one year and allowance for expected credit losses provided was US$311,539. As of December 31, 2025, accounts receivable were aged within one year and reversal for expected credit losses provided was US$18,202.

Our accounts receivable balance increased by US$353,143, or 78.0% from US$452,823 as of December 31, 2024 to US$805,966 as of December 31, 2025. The increase was mainly due to the increase in revenue in second half for year ended December 31, 2025 and the Company extended payment terms offered to certain customers may have contributed to the higher outstanding balances, highlighting the company’s efforts to strengthen client relationships and support ongoing sales growth.

Deposits, prepayments and other receivables, net

The deposits, prepayments and other receivables, net increased by US$1,275,109 or 145.6% from US$875,823 for the year ended December 31, 2024 to US$2,150,932 for the year ended December 31, 2025, the significant increase was mainly due to the prepayment for the rebranding campaign, market research for overseas markets and deposit for development of intangible assets during the year.

Amount due to a director

		As of December 31,
Name	Nature	2024	2025
		US$	US$
Mr. Shek Kin Pong	Fund transfer	(260,416)	(319,688)
		(260,416)	(319,688)

The balance with the director of due to US$260,416 and US$319,688 as of December 31, 2024 and 2025, respectively, represented the fund advance from Mr. Shek Kin Pong, the director and Controlling Shareholder of the Company, for the operations of related companies. The balances as of December 31, 2024 and 2025 with the director are unsecured, interest free with no specific repayment terms and non-trade nature. As at the date of this prospectus, the amount due from Mr. Shek Kin Pong has been fully repaid.

Overall increase in balances with the director for the year ended December 31, 2025 was due to the increase in amount due from Mr. Shek Kin Pong by approximately US$59,272 or 22.8% from approximately due to of US$260,416 as of December 31, 2024 to approximately US$319,688 as of December 31, 2025, mainly due to the net advance from director of US$58,359 in the year ended December 31, 2025.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached on the borrowings. As of December 31, 2024 and 2025, the bank borrowings were approximately US$433,991 and US$415,947, respectively. There are no material movement was noted.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software a product that the Group is offering and other accrual and payable for the operation of the ordinary course of business.

Our accruals and other payables as of December 31, 2025 increased by approximately US$20,448 or 8.3% from approximately US$245,033 as of December 31, 2024 to approximately US$265,481 as of December 31, 2025, mainly due to the increase of accrued staff costs of approximately US$70,933 which partially offset against the settlement of other accrued expenses.

Deferred government subsidy

The balance represented the government subsidy of US$38,656 received from the Hong Kong Government during the year ended December 31, 2025, in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the consolidated balance sheets as deferred government subsidy due to the conditions attached in the BUD Fund have not been fulfilled as of December 31, 2024 and 2025.

Lease liabilities

Our lease liabilities represented the current position of our non-cancellable lease agreement of our corporate office in Hong Kong, and were reduced by amortization charge and lease payments were made, respectively.

Decrease in lease liabilities by approximately US$60,745 (including the non-current portion of lease liabilities) or 36.2% as of December 31, 2025 from approximately US$167,723 as of December 31, 2024 to approximately US$106,978 (including the non-current portion of lease liabilities) as December 31, 2025 was mainly due to the Company terminated an old corporate office lease contract with monthly lease expense of HK$61,000 (US$7,824) and was entered a new corporate office lease contract with leases expenses of HK$38,800 (US$4,977) in October 2025.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2024 and 2025, the Company recorded contract liabilities of US$315,411 and US$106,042, respectively. Decrease in our contract liabilities by approximately of US$209,369 or 66.4% as of December 31, 2025 was primarily due to recognition of revenues because of completion of performance obligations during the year ended December 31, 2025.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table summarizes our cash flows for the years indicated:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash generated from (used in) operating activities	797,205	(316,126)	(6,317,821)
Net cash used in investing activities	(566,692)	(2,832,115)	(4,118,052)
Net cash generated from (used in) financing activities	(479,774)	3,394,012	13,006,253
Net (decrease) increase in cash and cash equivalents	(249,261)	245,771	2,570,380
Cash and cash equivalents at beginning of year	261,377	12,783	250,312
Effect of foreign exchange differences	667	(8,242)	(15,284)
Cash and cash equivalents at end of year	12,783	250,312	2,805,408

Cash flows generated from operating activities

During the years ended December 31, 2023, 2024 and 2025, the cash inflows from our operating activities were primarily derived from the revenues generated from our provision for customized software solutions, white label software and subscription services; whereas the cash outflows for our operating activities mainly comprised staff cost and employee benefits, subcontracting costs, and other operating expenses including rental and office expenses and legal and professional fees.

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

For the year ended December 31, 2024, our net cash used in operating activities was US$316,126, which primarily arising from our net loss from operation of approximately US$431,544, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$40,560; and (ii) amortization of intangible assets of US$259,997; and (iii) allowance for expected credit losses of US$311,539. Changes in operating assets and liabilities mainly include (i) the increase in accruals and other payables by US$202,287 due to increase in accrued professional fee resulted from the audit fee and accrued staff costs; (ii) the increase in accounts receivable from customers by US$44,117 was mainly due to the increase in revenue in last quarter for year ended December 31, 2024; (iii) increase in deposits, other receivables and prepayments of US$871,381 due to the prepayment for the maintenance fee to the subcontractor and (iv) increase in contract liabilities of US$269,491 due to recognition of revenues because of completion of performance obligations during the year ended December 31, 2024.

For the year ended December 31, 2025, our net cash used in operating activities was US$6,317,821, which primarily arising from our net loss from operation of approximately US$7,322,805, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) depreciation of property and equipment of US$40,028; (ii) amortization of intangible assets of US$635,324; (iii) share-based payments of US$1,085,333 and (iv) reversal of expected credit losses of US$18,202. Changes in operating assets and liabilities mainly include (i) the increase in accruals and other payables by US$20,448 due to increase in accrued staff costs; (ii) the increase in accounts receivable from customers by US$334,941 was mainly due to the Company extended payment terms offered to certain customers may have contributed to the higher outstanding balances, highlighting the company’s efforts to strengthen client relationships and support ongoing sales growth; (iii) increase in deposits, other receivables and prepayments of US$1,106,346 due to the prepayment for the fee of rebranding and market research in oversea markets; (iv) decrease in contract liabilities of US$209,369 due to recognition of revenues because of completion of performance obligations during the year ended December 31, 2025; (v) increase in deferred tax liabilities of US$969,162 and (vi) decrease in tax payable of US$76,682.

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

For the year ended December 31, 2025, net cash used in investing activities was approximately US$4,118,052, mainly arising from the purchase and prepayment for acquisition of intangible assets of US$3,837,408 and US$280,644, respectively, which represented the ERP software acquired from third party during the year.

Cash flows generated from (used in) financing activities

Our cash flows generated from (used in) financing activities primarily consisted of (i) repayment of bank borrowings; (ii) deferred offering costs; (iii) advances to a director; (iv) repayment from a director; (v) repayment of related parties; and (vi) settlement of subscription receivables from shareholders.

For the year ended December 31, 2023, net cash used in financing activities was approximately US$479,774, mainly arising from (i) repayment for bank borrowing of US$17,841, (ii) prepayment of offering cost of US$346,090, (iii) advance to director of US$18,414; and (iv) repayment to related parties of US$380,077; and partially offset by (i) repayment from a director of US$38,878; and (ii) settlement of subscription receivables by shareholders of approximately US$243,770.

For the year ended December 31, 2024, net cash generated from financing activities was approximately US$3,394,012, mainly arising from (i) proceed from initial public offerings of US$4,019,673; and (ii) repayment from director of US$59,498 and partially offset by (i) repayment for bank borrowing of US$64,966; and (ii) prepayment of offering costs of US$620,193.

For the year ended December 31, 2025, net cash generated from financing activities was approximately US$13,006,253, mainly arising from (i) proceed from placements of US$12,344,129; and (ii) advance from a director of US$679,465 and partially offset by (i) repayment for bank borrowing of US$17,341.

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

Commitments

Operating lease commitment as a lessee

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2025 is as follows:

Operating leases
US$
Year ending December 31, 2026	59,830
Year ending December 31, 2027	49,858
Total undiscounted lease obligations	109,688
Less: imputed interest	(2,710)
Lease liabilities recognized in the consolidated balance sheet	106,978

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2024 is as follows:

Operating leases
US$
Year ending December 31, 2025	94,208
Year ending December 31, 2026	78,507
Total undiscounted lease obligations	172,715
Less: imputed interest	(4,992)
Lease liabilities recognized in the consolidated balance sheet	167,723

Capital commitments

As of December 31, 2023, 2024 and 2025, our Group did not have any capital commitments.

Capital Expenditure

Historical capital expenditures

Our capital expenditures during the years ended December 31, 2023, 2024 and 2025 were mainly related to the addition of leasehold improvement and the purchase of server for storage of all data of software and computer equipment. For the years ended December 31, 2024 and 2025, our capital expenditures in relation to intangible asset were approximately US$2,832,115, and US$4,118,052, respectively. We principally funded our capital expenditures through cash flows from operations, borrowings and equity financing during the years ended December 31, 2024 and 2025.

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

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$64,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of US$5,470 was maintained at financial institutions in Hong Kong and approximately US$5,470 was insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. Since all accounts receivable as at year ended December 31, 2024 and 2025 were aged within one-year, minimum credit risk was noted for accounts receivable. As of December 31, 2025, accounts receivable were aged within one year and reversal of expected credit loss provided was US$18,202.

Customer concentration risk

For the year ended December 31, 2025, two customers accounted for 36.1% and 11.4% of our total revenues. For the year ended December 31, 2024, two customers accounted for 33.1% and 15.6% of our total revenues. For the year ended December 31, 2023 one customer accounted for 20.7% of our total revenues. No other customer accounts for more than 10% of our revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, four customers accounted for 26.5%, 14.6%, 13.8% and 10.2% of the total balance of accounts receivable. As of December 31, 2024, five customers accounted for 21.0%, 14.5%, 13.2%, 12.8% and 12.0% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2024 and 2025, respectively.

Subcontractor concentration risk

For the year ended December 31, 2023, one subcontractor accounted for 24.7% of our total cost of revenues. No other subcontractor accounts for more than 10% of our cost of revenues for the years ended December 31, 2024 and 2025, respectively.

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

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business — The occurrence of force majeure events and natural disasters may adversely affect our business, financial condition and results of operations” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operating revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following individuals are members of our board of directors and management of the Company as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shek Kin Pong	44	Chief Executive Officer and Chairman of the board
Lau Cheuk Wing	33	Chief Financial Officer
Tang Chi Hin	46	Chief Technology Officer and Director
Shi Zhu	58	Independent Director
Liu Jun	56	Independent Director
Wang Yiyun	45	Independent Director
Chung Hiu Tung	34	Independent Director

The following is a brief biography of each of our current directors and executive officers:

Mr. Shek Kin Pong, age 44, is our Chief Executive Officer and Chairman of the board. Mr. Shek is an experienced IT executive with over twenty years of IT software development experience. Mr. Shek is the founder and IT team Head of Wching HK. From 2012 to the date of this annual report, he has been the CEO and Director of Wching HK. Prior to Wching HK, from 2001 to 2012, Mr. Shek performed as a Senior Java Programmer at Creative Way Technology Limited, reporting directly to the Team Head of the IT Department, where he led and advised on various projects, including Email Scheduler, Silver Stream application server enhancement, Hyperion report, and the revamp of EDMH PSI forecast and budget system; he was later promoted from Junior to Senior Java Programmer and took on training and speaking roles for internal training. In 2001, he worked as a Web Developer at Logicspace Limited, providing IT support to the team and customers. From 2000 to 2001, Mr. Shek worked as a Programmer at STK Technology Limited. From 1999 to 2000, he worked as a Customer Service Provider at Hutchison Whampoa Limited, where he offered daily support to the Customer Service Team and managed customer inquiries and liaisons. Mr. Shek obtained Level 7 Strategic Management and Leadership Diploma from Hedon Academy in 2022. In 2023, Mr. Shek received his Master’s degree from the MBA program at Anglia Ruskin University.

Mr. Lau Cheuk Wing, age 33, has over nine years of experience in auditing and accounting. From October 2016 to November 2025, Ms. Lau served as an Audit Manager at SHINEWING (HK) CPA Limited, where she led audit engagements for Hong Kong listed companies, licensed corporations, and private companies across industries including banking, financial institutions, insurance brokerage, trading, and manufacturing. Ms. Lau is a Certified Public Accountant and a member of CPA Australia. She obtained her bachelor’s degree of Business Administration in Accounting from The Hang Seng University of Hong Kong in 2016.

Mr. Tang Chi Hin, age 46, is our Chief Technology Officer and Executive Director. Mr. Tang has more than 20 years of experience in the IT industry. From February 2022 to now, he has been a Programmer at Wching HK, providing programming support to the company and customers, working on tailor-made software based on customer requests and company specifications. From January 2005 to December 2021, Mr. Tang worked as a Software Engineer at Pureblue Limited, playing a major role in restructuring the payment management system and handling database access, transaction processing, reporting, and scheduled console transactions. From May 2004 to December 2004, he worked as a Programmer at Sun Hing Steel Furniture Fty Ltd. From May 2003 to March 2004, he worked as a Software Consultant at Power Infinite Limited. From May 2002 to March 2003, he worked as a Web Programmer at PhotoChina.cc Limited. From May 2000 to March 2002, he worked as a Programmer at Professional Information System Limited. From April 2000 to February 2001, he worked as a Web Programmer at Game2game.com Limited. Mr. Tang obtained his bachelor’s degree in Computing of E-commerce from the University of South Australia in 2005 and a Diploma in Computer Science from Chu Hai College in 2000.

Mr. Liu Jun, age 56, is a senior financial management executive with more than 20 years of experience in finance, investment and asset management. Since January 2021, he has served as General Manager of Hunan Shenghong Private Fund Management Co., Ltd., where he is responsible for financial management and audit oversight. From June 2017 to December 2020, he served as Deputy General Manager of Zhuhai Jingxiang Investment Management Co., Ltd., overseeing finance, risk control and compliance matters. From June 2007 to May 2017, he served as Manager of the Finance Department at GF Securities Guangzhou Xinde Investment Management Co., Ltd. Mr. Liu received a master’s degree in accounting from Xiamen University in June 2006 and a bachelor’s degree in financial management from Hunan University of Commerce (now Hunan University of Technology and Business) in June 2002.

Mr. Wang Yiyun, age 45, is a legal and compliance professional with a multidisciplinary background in law and financial risk management. Since July 2021, he has served as Legal Director of Hunan Shenghong Fund Management Co., Ltd., where he is responsible for risk assessment of investment targets, review of due diligence reports, and compliance review of business models. He provides risk analysis and compliance opinions for the company’s projects to ensure that investment decisions are conducted in accordance with applicable laws and regulations. From January 2019 to June 2021, he served as a practicing attorney at Guangdong Yiyue Law Firm, focusing on corporate legal affairs and providing legal services in corporate governance, contract review, and investment and financing compliance matters. Mr. Wang obtained a Master of Laws degree from Northeastern University in 2007 and a bachelor’s degree in mechanical engineering design and Automation from Northeastern University in 2004. He obtained her PRC Legal Professional Qualification in 2010 and received a Business Planner Certification issued by the Ministry of Human Resources and Social Security in 2015.

Mr. Shi Zhu, age 58, is an experienced senior executive and former diplomat with over 15 years at China’s Ministry of Commerce, including service as Commercial Consul in New Zealand. He currently serves on the boards of several Hong Kong-listed companies, including Hualien International Holdings (independent non-executive director since 2017), Capital Realm Financial Holdings (independent non-executive director since 2021), Ocean Star Technology Group (non-executive director since 2024), and Pinestone Capital (Co-Chairman and non-executive director since 2025). He was formerly Chairman of Shenzhen Sanhong Asset Management and Director of BOCHK Wealth Achieve Fund Series SPC. Beyond corporate roles, he is Founder and Chairman of the China Culture Foundation (a Hong Kong charity), Chairman of the Hong Kong Economic Council, Co-Founder and Co-Chairman of the Hong Kong Blockchain Association, and actively engaged in academic, editorial, and youth entrepreneurship initiatives. Mr. Zhu holds bachelor’s degrees from the Communication University of China (1993) and Fuyang Normal University (1989). His expertise spans international trade and diplomacy, asset management, corporate governance, M&A, capital markets, and blockchain innovation.

Ms. Chung Hiu Tung, age 34, Ms. Chung is an accounting professional with approximately 10 years of experience in audit, financial reporting and accounting advisory. From December 2019 to October 2024, she served as Manager at Elite Partners CPA Limited, where she was responsible for performing audit work, preparing financial statements for listed and private companies, supervising audit teams, and communicating with clients and independent professional parties. From October 2016 to December 2019, she served as Senior Accountant II at HLB Hodgson Impey Cheng Limited, where she performed audit work, prepared financial statements, supervised engagement teams, and participated in IPO-related reporting on the GEM Board. From June 2015 to September 2016, she served as Audit Junior at LKKC CPA Limited, where she performed audit work for private companies and prepared tax computations and submissions to the Inland Revenue Department. Ms. Chung received a Bachelor of Business Administration (Honours) in Accounting from The Open University of Hong Kong in 2015 and a Higher Diploma in Business (Accounting and Financial Planning) from HKU SPACE Po Leung Kuk Community College in 2013. She has been a member of the Hong Kong Institute of Certified Public Accountants since May 3, 2023.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2024 and 2025 earned by or paid to our chief executive officer, chief financial officer, and chief technology officer of the Company (the “named executive officers”).

Name and Principal Position	Year/ period	Salary (US$)		Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Deferred Compensation Earnings (US$)	Pension (US$)	Total (US$)
Shek Kin Pong	2025		$97,617	-	880,000	-	-	-	-	977,617
CEO	2024	$		-	-	-	-	-	-

Au Ho Chi	2025		$66,190	-	-	-	-	-	-	66,190
Former CFO	2024	$		-	-	-	-	-	-

Chan Sui Leung, Gary	2025		$21,294	-	-	-	-	-	-	21,294
Former CFO	2024	$		-	-	-	-	-	-

Tang Chi Hin	2025		$82,620	-	-	-	-	-	-	82,620
CTO	2024	$		-	-	-	-	-	-

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

Equity Incentive Plan

On June 1, 2025, we adopted the 2025 Equity Incentive Plan (the “2025 Plan”), pursuant to which a maximum aggregate of 7,000,000 ordinary shares are authorized for issuance to our employees, directors and consultants. The 2025 Plan is intended to provide incentives to attract, retain and motivate eligible participants and to align their interests with those of our shareholders. Awards under the 2025 Plan may include share options, restricted shares and other equity-based awards.

On June 23, 2025, the Compensation Committee and the Board approved the grant of 5,000,000 Class A Ordinary Shares to Mr. Shek Kin Pong, our Chief Executive Officer and Chairman of the Board, as equity compensation for his continued service to the Company. The shares were fully vested upon grant and are subject to a lock-up period of three years. The amount of stock awards reflected in the table above includes the grant date fair value of the 5,000,000 ordinary shares granted to Mr. Shek Kin Pong in June 2025, determined in accordance with applicable accounting standards.

Compensation of Directors

For the year ended December 31, 2024, we have not paid any amount to our directors of the Company.  For the year ended December 31, 2025, we paid an aggregate of US$79,531 in cash (including salaries and mandatory provident fund) to our directors.

Executive Compensation Recovery Policy

We have adopted an Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, a copy of which has been incorporated by reference herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of directors consists of Six (6) directors as of the date of this annual report.

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

Audit Committee. Our audit committee consists of Mr. Shi Zhu, Mr. Liu Jun, Mr. Wang Yiyun and Ms. Chung Hiu Tung is the chairperson of our audit committee. We have determined that Mr. Shi Zhu, Mr. Liu Jun, Mr. Wang Yiyun and Ms. Chung Hiu Tung satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Ms. Chung Hiu Tung qualifies as audit committee financial experts within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Shi Zhu, Mr. Liu Jun, Mr. Wang Yiyun and Ms. Chung Hiu Tung. Mr. Yiyun Wang is the chairperson of our compensation committee. We have determined that Mr. Shi Zhu, Mr. Liu Jun, Mr. Wang Yiyun and Ms. Chung Hiu Tung satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Shi Zhu, Mr. Liu Jun, Mr. Wang Yiyun and Ms. Chung Hiu Tung. Mr. Shi Zhu is the chairperson of our nominating and corporate governance committee. Mr. Shi Zhu, Mr. Liu Jun, Mr. Wang Yiyun and Ms. Chung Hiu Tung satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

6.D. Employees

As of December 31, 2023, 2024 and 2025, and the date of this annual report, Wching HK had 7, 7 and 8 employees, respectively. As of the date of this annual report, Wching HK had 8 employees. All of Wching HK’s employees are stationed in Hong Kong. All of our employees are employed under employment contracts that set out fully, among other things, the employees’ responsibilities, remuneration, and grounds for termination of employment. The remuneration packages of our employees include salary and bonus. Generally, employee salaries are determined based on the employees’ qualifications, experience, position, and seniority. We assess our employee remuneration on an annual basis to determine whether any bonus or salary adjustments are required to be made. Overall, we believe that our remuneration package is competitive in the market.

We believe we maintain good working relationships with our employees and do not foresee any difficulties in the recruitment and retention of experienced staff. As of the date of this annual report and during the fiscal years ended December 31, 2023, 2024 and 2025, there was no interruption to our operations as a result of labor disputes.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Class A Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

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

Name of Beneficial Owner	Class A Ordinary Shares owned (1)	Percentage Ownership of Class A Ordinary Shares owned (1)	Class B Ordinary Shares owned (2)	Percentage Ownership of Class B Ordinary Shares owned (2)	Percentage of Total Voting Power
Director and Executive Officer(1):
Shek Kin Pong	296,000	10.19%	160,000	100%	69.32%
Tang Chi Hin	—	%	—	—	—%
Cheuk Wing Lau	—	—	—	—	—
Shi Zhu	—	—	—	—	—
Wang Yiyun	—	—	—	—	—
Liu Jun	—	—	—	—	—
Hiu Tung Chung	—	—	—	—	—
Director and executive officer as a group	296,000	10.19%	160,000	100%	69.32%
5% or Greater Shareholders:
Shek Kin Pong (4)	296,000	10.19%	160,000	62.5%	69.32%

Notes:

(1)	Based on 2,905,328 Class A Ordinary Shares issued and outstanding as of the date of this annual report.
(2)	Based on 160,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.
(3)	Shek Kin Pong, our Chief Executive Officer and Chairman of the Board, directly holds 60,000 Class B Ordinary Shares. Mr. Shek also indirectly holds 296,000 Class A Ordinary Shares and 60,000 Class B Ordinary Shares through Power Smart International Limited. Mr. Shek is the sole shareholder and director of Power Smart International Limited which and therefore is the beneficial owner of the 296,000 Class A Ordinary Shares and 60,000 Class B Ordinary Shares held by Power Smart International Limited.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Relationships with related parties

Name	Relationship
Mr. Shek Kin Pong	Chairman and Executive Director of the Company and the Controlling Shareholder
Super Power Tech Limited (previously known as Mr. Cloud App Limited)*	Entity controlled by Mr. Shek Kin Pong
Chill Out (Hong Kong) Company Limited	Entity controlled by Mr. Shek Kin Pong

The balances with related parties consist of the following:

		As of December 31,
Name	Nature	2024	2025
		US$	US$
Mr. Shek Kin Pong(1)	Fund transfer	(260,416)	(319,688)
		(260,416)	(319,688)

(1)	The balances with related parties are unsecured, interest free with no specific repayment terms. The amount is non-trade nature.

The Company has not entered into any material related party transactions during the years ended December 31, 2024 and 2025, other than the grant of equity compensation described below.

On June 23, 2025, the Compensation Committee and the Board of Directors approved the grant of 5,000,000 Class A Ordinary Shares to Mr. Shek Kin Pong, our Chief Executive Officer, Chairman of the Board and controlling shareholder, pursuant to the 2025 Equity Incentive Plan. The grant was made as compensation for his continued service to the Company. The shares were fully vested upon grant and are subject to a lock-up period of three years.

Remuneration to senior management for the years ended December 31, 2023, 2024 and 2025 were:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
Salaries and other short term employee benefits	246,665	212,997	1,065,101
Payments to defined contribution pension schemes	6,897	4,614	3,374
Total	253,562	217,611	1,068,475

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview - Legal Proceedings”.

Dividend Policy

We have not made any dividends or distributions to U.S. investors as of the date of this annual report. During the fiscal years ended December 31, 2023, 2024 and 2025, no dividends or distribution have been made to date by our subsidiaries.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid out of share premium account if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Class A Ordinary Shares, if any, will be paid in U.S. dollars.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations - Regulations related to Hong Kong taxation.”

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Nasdaq Compliance

On April 30, 2025, the Company received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), as the closing bid price of its ordinary shares had been below $1.00 per share for 33 consecutive business days from March 11, 2025 to April 25, 2025.

On October 28, 2025, the Company received written notice from Nasdaq stating that it was eligible for an additional 180-day compliance period, or until April 27, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s Class A ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this period.

On March 20, 2026, the Company received a letter from the Nasdaq confirming that the Company has regained compliance with the bid price requirement. Specifically, the Staff determined that from March 6 to March 19, 2026, the closing bid price of the Company’s Class A Ordinary Shares had been at $1.00 per share or greater for at least 10 consecutive business days. Accordingly, the Nasdaq has determined that the Company complies with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

Reverse Split

On August 7, 2025, the Company held its annual general meeting of shareholders, at which the shareholders approved a share consolidation at a ratio ranging from five (5)-for-one to fifty (50)-for-one. On January 28, 2026, the Board of Directors approved a 1-for-50 reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares, which became effective on March 6, 2026. As a result, every fifty issued and outstanding Class A and Class B ordinary shares were consolidated into one share, respectively. Following the reverse stock split, the Company’s authorized share capital was adjusted to 20,000,000 shares, consisting of 18,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares, with a par value of $0.0025 per share. On March 6, 2026, the Company’s Class A ordinary shares began trading on the Nasdaq Capital Market on a post-reverse stock split basis under the symbol “WCT.” The new CUSIP number is G9545M123.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “WCT.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

A copy of our fourth amended and restated memorandum and articles of association (the “Memorandum of Association” and the “Articles of Association”, respectively and together as the “Memorandum and Articles of Association”) is filed as an exhibit to this annual report.

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this report, our authorized share capital is US$50,000 divided into 18,000,000 Class A Ordinary Shares”) and 2,000,000 Class B Ordinary Shares.

As of the date of this report, we had 2,905,328 Class A Ordinary Shares and 160,000 Class B Ordinary Shares issued and outstanding.

Class A Ordinary Shares

General

All of our outstanding Class A Ordinary Shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Memorandum and Articles of Association, the directors may from time to time declare and pay interim dividends or recommend final dividends in accordance with the respective rights of our shareholders if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid. The Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Subject to any rights and restrictions for the time being attached to any shares of the Company, all dividends shall be declared and paid according to the amounts paid up on the Ordinary Shares. All dividends shall be apportioned and paid proportionately to the amount paid up on the Ordinary Shares during the time or part of the time in respect of which the dividend is paid. No amount paid on a share in advance of calls shall, while carrying interest, be treated as paid on the share.

The directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the directors may issue fractional Ordinary Shares; fix the value of assets for distribution and make cash payments to some shareholders on the footing of the value so fixed in order to adjust the rights of shareholders; and vest some assets in trustees.

Voting Rights and Conversion Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of members. Each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to thirty-five (35) votes.

A holder of Class B Ordinary Shares has the right, at any time and at its option, to convert such shares into an equal number of Class A Ordinary Shares on a one-to-one basis, subject to adjustments for share splits, consolidations, or similar events. Holders of Class A Ordinary Shares have no right to convert their shares into Class B Ordinary Shares. A resolution put to the vote of the meeting shall be decided on a poll. Each shareholder may vote in person or by proxy. No shareholder or proxy is bound to vote on his shares or any of them; nor is he bound to vote each of his shares in the same way.

Transfer of Class A Ordinary Shares

Subject to the following about the transfer of shares, and provided that such transfer complies with applicable rules of the Nasdaq Capital Market, a shareholder may freely transfer Class A Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Capital Market (if such shares are so listed) or in any other form approved by the directors, executed:

(a)	where the Class A Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Class A Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in our register of members in respect of the relevant shares.

Where the shares of any class in question are not listed on or subject to the rules of any designated stock exchange, registration of any transfer of shares must be approved by the directors by board resolution, and our board of directors may, in their absolute discretion, decline to register a transfer of any share which is not fully paid up or on which our Company has a lien. It may also decline to register a transfer of any share to more than four joint holders.

Our board of directors may, but are not required to, decline to register any transfer of any such share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(v)	the shares transferred are fully paid up and free of any lien in favour of the Company; and

(vi)	a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

If our Company is wound up the shareholders may, subject to the Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(i)	to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(ii)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Class A Ordinary Shares and Forfeiture of Class A Ordinary Shares

Subject to our Memorandum and Articles of Association and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively, and each shareholder shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. A call shall be deemed to have been made at the time when the resolution of the directors authorizing such call was passed. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at the rate fixed by the terms of allotment of the share or in the notice of the call; or if no rate is fixed, at 10% per annum from the day it became due and payable to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. We may accept from a shareholder the whole or a part of the amount remaining unpaid on shares held by him although no part of that amount has been called up.

If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment and specifying (a) the amount unpaid; (b) any interest which may have accrued; and (c) any expenses which have been incurred by the Company due to that person’s default. The notice shall also state (a) the place where payment is to be made; and (b) a warning that if the notice is not complied with the shares in respect of which the call is made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. The forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before the forfeiture.

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

Redemption of Class A Ordinary Shares

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our Company may by its directors:

(a)	issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company, on the terms and in the manner our directors determine before the issue of those shares;

(b)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase; and

(c)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of our Company on the terms and in the manner which the directors determine at the time of such variation.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied with the consent in writing of holders holding not less than 50% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued shares of the class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him.

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

The chairman of the board or a majority of the directors may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. Extraordinary general meetings may be convened on the requisition of one or more members holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and delivered in accordance with the notice provisions in the Articles of Association, and may consist of several documents in like form each signed by one or more requisitionists, and such meeting shall be held within 2 months after the deposit of the requisition. If the directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held, the requisitionists, or any of them may themselves convene a general meeting.

Every general meeting of our Company shall be called by at least seven (7) clear days’ notice in writing. Notice of a general meeting shall specify each of the following:

●	the place, the date and the hour of the meeting;

●	whether the meeting will be held virtually, at a physical place or both;

●	if the meeting is to be held in any part at a physical place, the address of such place;

●	if the meeting is to be held in two or more places, or in any part virtually, the electronic communication facilities that will be used to facilitate the meeting, including the procedures to be followed by any member or other participant of the meeting who wishes to utilise such electronic communication facilities for the purposes of attending and participating in such meeting;

●	subject to the below paragraph and the requirements of (to the extent applicable) the listing rules of the Nasdaq Capital Market, the general nature of the business to be transacted; and

●	if a resolution is proposed as a special resolution, the text of that resolution.

Subject to the Companies Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the shareholder or shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

No business shall be transacted at any general meeting unless a quorum is present in person or by proxy at the meeting.

The quorum for a general meeting shall be one or more shareholders who together hold not less than one-third (1/3) of the outstanding ordinary shares which carry the right to vote at general meeting.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association (as amended from time to time), our register of mortgage and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of smaller amount than is fixed by our Company’s Memorandum, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced shares is derived; and

(e)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

This discussion does not purport to be a complete statement of the rights of holders of our Class A Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

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

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary or subsidiaries if a copy of the plan of merger is given to every member of that Cayman subsidiary or subsidiaries to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors or class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) in value of the shares for which the offer has been made, the offeror may, at any time within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that, to the extent permitted by law, our Company shall indemnify each existing or former director (including alternate director), secretary and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, our Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in Articles on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are being carried out by such director in respect of the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and a director is also required to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill he has which enables him to meet a higher standard than a director without those skills, and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that shareholders may approve corporate matters by way of a written resolution signed by the requisite majority of shareholders in accordance with our Articles of Association or a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more members holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition a general meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders holding not less than 50% of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

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

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the trading symbol “WCT.”

Transfer Agent

The transfer agent of our Class A Ordinary Shares is VStock Transfer, LLC, located at 18 Lafayette Place, Woodmere, New York 11598.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

There are currently no exchange control regulations in the Cayman Islands or the British Virgin Islands applicable to us or our shareholders.

10.E. Taxation

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class. A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	Pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders of our Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025 and the taxable year ended December 31, 2024. Depending on the amount of cash together with any other assets held for the production of passive income, it is possible that, for our taxable year ending December 31, 2025 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we have) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Class A Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●	Revenues gains from the sale of our Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

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

The total expenses incurred for our company’s account in connection with our initial public offering were $2,497,187, including underwriting discounts of $776,250, underwriters’ non-accountable expense of $103,500, underwriters’ accountable expenses of $250,000, underwriters’ advisory fee of $200,000 and other expenses of $1,167,437. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

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

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

Secondary Public Offering, January 17, 2025

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

Private Placement, September 19, 2025

The following “Use of Proceeds” information relates to the private placement transaction pursuant to a securities purchase agreement, dated September 9, 2025, entered into by the Company with certain investors, in relation to the issuance and sale of 100,000,000 Class A ordinary shares at a purchase price of $0.04 per share for an aggregate purchase price of $4,000,000. The transaction closed on September 19, 2025.

The Company received gross proceeds of $4,000,000 before deducting placement agent fees and other offering expenses. The total expenses incurred for our company’s account in connection with the offering were $761,439. After deducting the total expenses, we received net proceeds of approximately $3,238,561.

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

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weakness identified in our internal control over financial reporting as described below.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Liu Jun, Mr. Shi Zhu, Mr. Wang Yiyun, and Ms. Chung Hiu Tung and Ms. Chung Hiu Tung is the chairperson of our audit committee. Our board also has determined that Ms. Chung Hiu Tung qualifies as audit committee financial experts within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules.

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

Our code of ethics is incorporate by reference herewith as Exhibit 11.1.

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

The Company was billed and paid to WWC, P.C. audit fees US$220,000 during the year ended December 31, 2023.

The Company was billed and paid to SR CPA & Co. audit fees US$150,000 and $152,000 during the year ended December 31, 2024 and 2025, respectively.

Audit-Related Fees

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

The Company has not paid for audit-related services for year end of December 31, 2025 and 2024.

Tax Fees

“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The Company has not paid for tax services for year end of December 31, 2025 and 2024.

All Other Fees

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The Company has not paid for other services for year end of December 31, 2025 and 2024.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services provided by the principal auditors for the years ended December 31, 2025, were approved by the audit committee pursuant to the pre-approval policy.

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

Foreign Private Issuer Exemption

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain requirements of the Nasdaq Listing Rules. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

On April 21, 2026, we obtained a home country practice opinion from our Cayman Islands counsel, Ogier, pursuant to Nasdaq Listing Rule 5615(a)(3), permitting us to follow Cayman Islands home country practice in lieu of certain Nasdaq corporate governance requirements.

On August 7, 2026, we held our annual shareholder meeting.

Although we are permitted to rely on such home country practice exemptions, we currently comply with certain Nasdaq corporate governance requirements, including Rule 5605(c), relating to audit committee composition and independence requirements. In addition, our audit committee complies with Rule 10A-3 under the Exchange Act.

We currently follow home country practice in lieu of certain Nasdaq corporate governance requirements, including:

(i)	Rule 5605(b)(1), which requires that a majority of our board of directors be independent;

(ii)	Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present;

(iii)	Rule 5605(e)(1), which requires director nominees to be selected, or recommended for selection by our board of directors, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors;

(iv)	Rule 5620(a), which requires listed companies to hold an annual meeting of shareholders within one year after the end of each fiscal year;

(v)	Rule 5620(b), relating to proxy solicitation and proxy statements for shareholder meetings;

(vi)	Rule 5620(c), relating to quorum requirements for shareholder meetings;

(vii)	Rule 5630(a), relating to the review and oversight of related party transactions by an independent body of the board of directors;

(viii)	Rule 5635(a), relating to shareholder approval requirements for certain issuances in connection with acquisitions of stock or assets of another company;

(ix)	Rule 5635(b), relating to shareholder approval requirements for issuances resulting in a change of control;

(x)	Rule 5635(c), relating to shareholder approval requirements for equity compensation plans and arrangements; and

(xi)	Rule 5635(d), relating to shareholder approval requirements for certain issuances of 20% or more of our outstanding ordinary shares or voting power at a price less than the minimum price as defined under Nasdaq rules.

In the future, we may rely on other home country practice exemptions available to foreign private issuers under Nasdaq rules. Because we choose to follow certain home country practices, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

See “Risk Factors - Risks Related to Our Class A Ordinary Shares - As a foreign private issuer, we are relying on certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

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

Prior to March 18, 2026, as a foreign private issuer, we were exempt from the provisions of Section 16(a) of the Exchange Act, requiring our directors, executive officers and principal shareholders to file public reports of their beneficial ownership of, and transactions in, our equity securities, as well as from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. However, on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating that directors and officers of foreign private issuers file reports under Section 16(a) of the Exchange Act (Forms 3, 4 and 5) to disclose their beneficial ownership interests and changes therein, effective March 18, 2026. Accordingly, our directors and executive officers are now subject to the reporting requirements of Section 16(a). However, our officers, directors and principal shareholders remain exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and related rules with respect to their purchases and sales of our securities.

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the fiscal year ended December 31, 2025.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-33.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-42294), as amended, initially filed with the U.S. Securities and Exchange Commission on August 12, 2025)
2.1*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
4.2	Form of Director Offer Letter between executive directors and the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
4.3	Form of Independent Director Agreement between independent director nominees and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
4.4	Leasing Agreement by and between Wching HK and EASE Progress Limited, dated as of October 17, 2024 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 284034), as amended, initially filed with the U.S. Securities and Exchange Commission on December 23, 2024)
4.5*	Leasing Agreement by and between Wching HK and West Glory International Limited, dated as of October 15, 2025
4.6	Form of Software Development Agreement between Wching HK and customer (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
4.7	2025 Equity Incentive Plan of Wellchange Holdings Company Limited (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-42294), as amended, initially filed with the U.S. Securities and Exchange Commission on June 5, 2025)
4.8	Form of Security Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-42294), as amended, initially filed with the U.S. Securities and Exchange Commission on September 19, 2025)
4.9	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-42294), as amended, initially filed with the U.S. Securities and Exchange Commission on September 19, 2025)
4.10	Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.3 to the Form 6-K (File No. 001-42294), as amended, initially filed with the U.S. Securities and Exchange Commission on September 19, 2025)
4.11	Form of Placement Agent Agreement (incorporated herein by reference to Exhibit 10.4 to the Form 6-K (File No. 001-42294), as amended, initially filed with the U.S. Securities and Exchange Commission on September 19, 2025)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
11.2	Insider Trading Policies (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of SR CPA & Co.
15.2*	Consent of WWC, P.C.
97.1	Executive Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-276946), as amended, initially filed with the U.S. Securities and Exchange Commission on February 8, 2024)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WELLCHANGE HOLDINGS COMPANY LIMITED

/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

Date: May 13, 2026

WELLCHANGE HOLDINGS COMPANY LIMITED

Suites 1701-02, 17/F., 308 Central Des Voeux
308 Des Voeux Road Central, Sheung Wan, Hong Kong
香港上環德輔道中308號17樓1701-02室
SR CPA & Co.	Tel電話: (852) 2123-1695
CERTIFIED PUBLIC ACCOUNTANTS	Fax傳真: (852) 2122-9481

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of Wellchange Holdings Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wellchange Holdings Company Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended December 31, 2025 and 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

May 13, 2026

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

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor from November 1, 2022 to December 2, 2024.
San Mateo, California

June 10, 2024

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

		As of December 31,
	Notes	2024	2025
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		250,312	2,805,408
Accounts receivable, net	4	452,823	805,966
Deposits, prepayments and other receivables, net		875,823	2,150,932
Total current assets		1,578,958	5,762,306

Non-current assets:
Property and equipment, net	5	70,359	30,151
Intangible assets, net	6	4,220,021	7,422,105
Right-of-use assets, net	11	167,723	106,978
Investment, net	7	6,029	5,596
Rental deposit, net		32,068	9,972
Deposit for intangible assets		—	280,644
Deferred offering costs		620,193	—
Total non-current assets		5,116,393	7,855,446
TOTAL ASSETS		6,695,351	13,617,752

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	8	245,033	265,481
Contract liabilities	9	315,411	106,042
Deferred government subsidy		38,716	38,656
Bank borrowings	10	433,991	415,947
Lease liabilities	11	90,199	57,653
Amount due to a director	15	260,416	319,688
Tax payables		128,982	52,300
Total current liabilities		1,512,748	1,255,767

Non-current liabilities:
Lease liabilities	11	77,524	49,325
Deferred tax liabilities	14	192,328	1,161,490
Total non-current liabilities		269,852	1,210,815
TOTAL LIABILITIES		1,782,600	2,466,582

Commitments and contingencies (Note 17)

Shareholders’ equity
Class A Ordinary shares, US$0.0025 par value, 18,000,000 shares authorized, and 265,300 shares and 2,905,300 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	12	663	7,263
Class B Ordinary shares, US$0.0025 par value, 2,000,000 shares authorized, and 160,000 shares and 160,000 shares outstanding as of December 31, 2024 and 2025, respectively*		400	400
Additional paid-in capital		3,583,983	17,153,512
Retained earnings (accumulated losses)		1,188,787	(6,134,018)
Accumulated other comprehensive income		138,918	124,013
Total shareholders’ equity		4,912,751	11,151,170
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,695,351	13,617,752

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

		Years ended December 31,
	Notes	2023	2024	2025
		US$	US$	US$
REVENUES
Customized software solutions		1,813,678	1,119,210	640,722
White label software		382,527	748,770	486,804
Subscription services		293,790	441,238	220,558
TOTAL REVENUES	13	2,489,995	2,309,218	1,348,084
COST OF REVENUES		547,630	691,984	772,976
GROSS PROFIT		1,942,365	1,617,234	575,108

OPERATING EXPENSES
Selling and marketing expenses		—	645,687	4,059,748
Staff costs and employee benefits		227,042	298,081	1,328,659
Rental and office expenses		109,947	107,176	90,840
Legal and professional fees		374,594	623,739	1,264,203
Depreciation		28,900	28,996	29,022
Provision of (reversal of) expected credit losses		13,864	311,539	(18,202)
Others		4,581	58,646	144,804
TOTAL OPERATING EXPENSES		758,928	2,073,864	6,899,074

INCOME (LOSS) FROM OPERATIONS		1,183,437	(456,630)	(6,323,966)

OTHER INCOME (EXPENSE)
Interest income		748	1,826	792
Interest expense		(17,383)	(17,111)	(12,437)
Investment gain (loss)		337	532	(229)
Government subsidies		1,533	17,090	—
Foreign exchange		—	(30,813)	(11,668)
Other (expense) income		(33)	362	(9,416)
TOTAL OTHER EXPENSE, NET		(14,798)	(28,114)	(32,958)

INCOME (LOSS) BEFORE INCOME TAX		1,168,639	(484,744)	(6,356,924)
INCOME TAX (EXPENSES) CREDIT	14	(231,030)	53,200	(965,881)
NET INCOME (LOSS)		937,609	(431,544)	(7,322,805)

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment		3,542	7,818	(14,905)
TOTAL COMPREHENSIVE INCOME (LOSS)		941,151	(423,726)	(7,337,710)

EARNINGS (LOSS) PER SHARE
Basic and diluted*		2.344	(1.063)	(4.734)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*		400,000	406,095	1,546,889

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Class A Ordinary		Class B Ordinary		Additional		Retained earnings	Accumulated other
	No. of shares*	Amount	No. of shares*	Amounts	paid-in capital	Subscription receivables	(accumulated losses)	comprehensive income	Total
		US$		US$	US$	US$	US$	US$	US$
BALANCE, January 1, 2023	240,000	600	160,000	400	244,463	(243,770)	682,722	127,558	811,973
Settlement of subscription receivables by shareholders	—	—	—	—	—	243,770	—	—	243,770
Net income	—	—	—	—	—	—	937,609	—	937,609
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,542	3,542
BALANCE, December 31, 2023	240,000	600	160,000	400	244,463	—	1,620,331	131,100	1,996,894
Net loss	—	—			—	—	(431,544)	—	(431,544)
Net proceeds from initial public offerings	25,300	63	—	—	3,339,520	—	—	—	3,339,583
Foreign currency translation adjustment	—	—	—	—	—	—	—	7,818	7,818
BALANCE, December 31, 2024	265,300	663	160,000	400	3,583,983	—	1,188,787	138,918	4,912,751
Net loss	—	—	—	—	—	—	(7,322,805)	—	(7,322,805)
Net proceeds from placements	2,500,000	6,250	—	—	12,337,879	—	—	—	12,344,129
Stock-based compensation to director and consultants	140,000	350	—	—	1,231,650	—	—	—	1,232,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	(14,905)	(14,905)
BALANCE, December 31, 2025	2,905,300	7,263	160,000	400	17,153,512	—	(6,134,018)	124,013	11,151,170

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	937,609	(431,544)	(7,322,805)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	40,385	40,560	40,028
Amortization of intangible assets	146,401	259,997	635,324
Investment (gain) loss	(337)	(532)	229
Share-based payments	—	—	1,085,333
Allowance for (reversal of) expected credit losses	13,864	311,539	(18,202)
Changes in operating assets and liabilities
Accounts receivable	(688,332)	(44,117)	(334,941)
Deposits, other receivables and prepayments	(5,035)	(871,381)	(1,106,346)
Deferred tax assets	54,049	—	—
Accruals and other payables	227,975	202,287	20,448
Contract liabilities	(106,621)	269,491	(209,369)
Deferred tax liabilities	48,967	(52,426)	969,162
Tax payables	128,280	—	(76,682)
Net cash generated from (used in) operating activities	797,205	(316,126)	(6,317,821)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(818)	—	—
Purchase of intangible assets	(437,874)	(2,832,115)	(3,837,408)
Prepayments for acquisition of intangible assets	(128,000)	—	(280,644)
Net cash used in investing activities	(566,692)	(2,832,115)	(4,118,052)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment for bank borrowings	(17,841)	(64,966)	(17,341)
Proceeds from initial public offerings	—	4,019,673	—
Proceeds from placements	—	—	12,344,129
Deferred offering costs	(346,090)	(620,193)	—
Advance (to) from a director	(18,414)	—	679,465
Repayment from a director	38,878	59,498	—
Repayment to related parties	(380,077)	—	—
Settlement of subscription receivables by shareholders	243,770	—	—
Net cash (used in) generated from financing activities	(479,774)	3,394,012	13,006,253
NET CHANGE IN CASH AND CASH EQUIVALENTS	(249,261)	245,771	2,570,380
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	261,377	12,783	250,312
NET FOREIGN EXCHANGE DIFFERENCES	667	(8,242)	(15,284)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	12,783	250,312	2,805,408

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest received	748	1,826	792
Interest paid	(17,383)	(17,111)	(12,437)

NON-CASH FINANCING ACTIVITIES:
Offering cost offset against gross proceeds	—	680,090	—
Initial recognition of lease obligations related to right-of-use assets	—	181,693	116,223

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

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW (cont.)

The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of operations and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the two-year period ended December 31, 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of December 31, 2024 and 2025 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

Upon the Group Reorganization and as at the date of this report, details of the subsidiaries company are as follows:

Name	Background	Ownership	Principal activities
Victory Hero Capital Limited (“Victory Hero”)	— A BVI company — Incorporated on August 14, 2023 — Issued share capital of US$1	Wholly-owned by the Company	Investment holding
Wching Tech Ltd Co. Limited (“Wching HK”)	— A Hong Kong company — Incorporated on April 20, 2012 — Issued share capital of HK$10,000	Wholly-owned by Victory Hero	Provision of customized software solutions, cloud-based software-as-a-service (“SaaS”) services, and white-labelled software design and development services
Power Sweet Home	— A BVI company — Incorporated on April 8, 2025 — Issued share capital of US$1	Wholly-owned by the Company	Inactive

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

	Years ended December 31,
	2023	2024	2025
Average rate	7.8287	7.8029	7.7957

	As of December 31,
	2023	2024	2025
Year-end spot rate	7.8125	7.7700	7.7821

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

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and are unrestricted as to withdrawal or use. The Group does not have any cash equivalents as of December 31, 2024 and 2025. The Group maintains bank accounts in Hong Kong. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of customized software solutions and cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2024 and 2025, allowance for expected credit losses was US$326,813 and US$308,071, respectively.

Deposits, prepayments and other receivables, net

Deposits, prepayments and other receivables consist of utility and rental deposits paid and cash prepaid to suppliers for computer maintenance service. Deposits paid and cash prepaid to suppliers are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, management believes that the Company’s rental deposit is not impaired.

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

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Investment, net

The Company invests in equity securities that have readily determinable fair values.

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$231 (approximately US$30) per month. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in operations. As of December 31, 2024 and 2025, the investment was recorded at fair value of US$6,029 and US$5,596, which were traded at a closing price of HK$9.32 and HK$8.68 per share, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Company had unrealized investment gain of US$337 and US$532 and unrealized investment loss of US$229, respectively, and interest income of US$305, US$356 and US$204, respectively.

As of December 31, 2024 and 2025, the investment was recorded at fair value of US$6,029 and US$5,596, which were traded at a closing price of HK$9.32 and HK$8.68 per share, respectively.

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

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”), secondary public offering and private placement. Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO, secondary public offering and private placement. Should the IPO, secondary public offering and private placement prove to be unsuccessful, these deferred offering costs, as well as additional expenses to be incurred, will be charged to statements of income.

As of December 31, 2024 and 2025, the deferred offering costs were US$620,193 and nil, respectively. Such costs will be deferred until the closing of the placement, at which time the deferred costs will be offset against the placement proceeds and recognized in equity of the Company.

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

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2024 and 2025, the Company recorded contract liabilities of US$315,411 and US$106,042, respectively, which was presented as contract liabilities on the accompanying consolidated balance sheets.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024 and 2025, the Group did not have any impairment loss against its operating lease right-of-use assets.

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

The details of related party transaction during the years ended December 31, 2023, 2024 and 2025 and balances as at December 31, 2024 and 2025 are set out in the Note 15.

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

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the years ended December 31, 2023, 2024 and 2025.

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

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the years ended December 31, 2023, 2024 and 2025.

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

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the years ended December 31, 2023, 2024 and 2025. There is no maintenance services attached in the contract.

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

In 2023, the Company successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in and was used for paying wages of employees from May to July 2023. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. For the years ended December 31, 2023, 2024 and 2025, the Company recognized government subsidies of approximately US$1,533, US$17,090 and nil, respectively, in the consolidated statements of income. As confirmed by the ESS, the post-funding audit of Wching HK’s application has been completed and Wching HK is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

In January 2023, the Company received US$38,506 from the Hong Kong Government in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the consolidated balance sheets as deferred government subsidy upon receipt. It will be charged to statements of income as other income at the time that all conditions attached to the subsidy are met. The conditions attached to the subsidy include the submission of a written report regarding all the expenditures of the program and acceptance and approval of report by the government are required. As of December 31, 2024 and 2025, a written report of expenditures for the project was submitted to government for approval and the subsidy was recognized as at deferred government subsidy amounting to US$38,716 and US$38,656 respectively in the consolidated balance sheets and the approval from the Hong Kong government has not yet received.

Employee benefit plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,832.

During the years ended December 31, 2023, 2024 and 2025, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$16,772, US$14,341 and US$27,903, respectively.

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

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as a single operating segment and uses net income (loss) as measures of profit or loss when making decisions regarding resource allocation and performance assessment.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Earnings (loss) per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares.

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

New and amended standards adopted by the Company

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company has adopted ASU 2023-09 for the year beginning on January 1, 2025, which was applied retrospectively to all prior periods presented.

New accounting standards that have not yet been adopted

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

In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that the adoption of ASU 2025-01 will have on its consolidated financial statement presentation or disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of income and comprehensive income (loss) and cash flows.

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

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable	779,636	1,114,037
Allowance for expected credit losses	(326,813)	(308,071)
Accounts receivable, net	452,823	805,966

Movements of allowance (reversal) for expected credit losses were as follows:

	As of December 31,
	2024	2025
	US$	US$
Balance, beginning of the year	13,864	326,813
Addition (reversal)	311,539	(18,202)
Exchange realignment	1,410	(540)
Balance, end of year	326,813	308,071

Accounts receivable, net as of December 31, 2024 and 2025 are aged within one year.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2024	2025
	US$	US$
Leasehold improvement	115,637	115,637
Office equipment	58,067	58,067
Furniture and fixtures	1,045	1,045
Total	174,749	174,749
Less: accumulated depreciation	(104,390)	(144,598)
Net carrying value	70,359	30,151

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were US$40,385, US$40,560 and US$40,028, respectively.

6. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Self-developed software	95,626	95,478
Acquired ERP system	4,609,458	8,447,014
Total	4,705,084	8,542,492
Less: accumulated amortization	(485,063)	(1,120,387)
Intangible assets, net	4,220,021	7,422,105

Amortization expenses recognized in cost of revenue for the years ended December 31, 2023, 2024, and 2025 were US$146,401, US$259,997 and US$635,324, respectively.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. INVESTMENT, NET

Investment, net consists of the following:

	As of December 31,
	2024	2025
	US$	US$
Marketable equity securities	6,029	5,596

Investments in Marketable Equity Securities

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$231 (approximately US$30) per month. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in operations. As of December 31, 2024 and 2025, the investment was recorded at fair value of US$6,029 and US$5,596, which were traded at a closing price of HK$9.32 and HK$8.68 per share, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Company had unrealized investment gain of US$337 and US$532 unrealized investment loss of and US$229, respectively, and interest income of US$305, US$356 and US$204, respectively.

8. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Accrued staff costs	55,634	128,721
Accrued professional fees	171,556	134,021
Payables for rental of server	4,492	-
Others	13,351	2,739
Total	245,033	265,481

9. CONTRACT LIABILITIES

The movement of contract liabilities consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Balance at beginning of the year	45,920	315,411
Additions	545,141	1,139,570
Recognized as revenues during the year	(277,036)	(1,348,084)
Exchange realignment	1,386	(855)
Balance at end of year	315,411	106,042

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2024 and 2025 consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Bank borrowings
Guaranteed(i)	433,991	415,947
Short-term bank borrowings(ii),(iii)	433,991	415,947

(i)	The bank borrowings were guaranteed by Mr. Shek Kin Pong, a director of the Company, and the HKMC Insurance Limited under a financing aid program for SMBs operating in Hong Kong.
(ii)	As of December 31, 2024 and 2025, the Company had bank borrowings amounted to US$433,991 and US$415,947, respectively, which contained repayment on demand clauses. Accordingly, they have been classified as current liabilities. For the purpose of the illustration, such bank borrowings are included within short-term bank borrowings and represented as bank borrowings repayable on demand.
(iii)	The bank borrowings are all denominated in HK$.

Bank borrowings as at December 31, 2024 and 2025 are as follows:

					Balance as at December 31,
Lender	Type	Maturity date	Currency	Interest rate	2024	2025
					US$	US$
The Hongkong and Shanghai Banking Corporation Limited	Term loan	8 years with repayable on demand clause	HK$	Prime rate – 2.25%	433,991	415,947

As of December 31, 2024, the contractual repayment schedule is as follows:

US$
Year ending December 31, 2025	105,732
Year ending December 31, 2026	109,084
Year ending December 31, 2027	112,542
Year ending December 31, 2028	90,305
Year ending December 31, 2029	16,328
Total bank borrowings	433,991

As of December 31, 2025, the contractual repayment schedule is as follows:

US$
Year ending December 31, 2026	88,636
Year ending December 31, 2027	109,143
Year ending December 31, 2028	112,182
Year ending December 31, 2029	89,725
Year ending December 31, 2030	16,261
Total bank borrowings	415,947

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for a corporate office in Hong Kong with a lease term of two years. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Right-of-use assets	167,723	106,978

	As of December 31,
	2024	2025
	US$	US$
Operating lease liabilities
Current portion	90,199	57,653
Non-current portion	77,524	49,325
Total	167,723	106,978

During the years ended December 31, 2023, 2024 and 2025, the Company incurred lease expenses of approximately US$102,699, US$101,501 and US$88,202, respectively.

Other supplemental information about the Company’s operating lease as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Operating leases:
Weighted average remaining lease term (years)	1.83	1.87
Weighted average discount rate	3.38%	2.875%

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2024 is as follows:

Operating leases
US$
Year ending December 31, 2025	94,208
Year ending December 31, 2026	78,507
Total undiscounted lease obligations	172,715
Less: imputed interest	(4,992)
Lease liabilities recognized in the consolidated balance sheet	167,723

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2025 is as follows:

Operating leases
US$
Year ending December 31, 2026	59,830
Year ending December 31, 2027	49,858
Total undiscounted lease obligations	109,688
Less: imputed interest	(2,710)
Lease liabilities recognized in the consolidated balance sheet	106,978

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

On January 15, 2025, the Company entered into Securities Purchase Agreements with several investors, pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 25,000,000 ordinary shares of par value $0.00005 per share at the price of $0.40 per ordinary share for gross proceeds of $10,000,000. The securities purchase agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on January 17, 2025.

On June 6, 2025, the Company registered 7,000,000 ordinary shares, US$ 0.00005 par value per share foe equity incentive plan of which 5,000,000 ordinary shares issued to Mr. Shek Kin Pong, the Controlling Shareholder of the Company, and 2,000,000 ordinary shares issued to two consultants on June 23, 2025.

On August 7, 2025, we undertook a share reclassification approved by our existing shareholders and board of directors to establish a dual-class share capital structure. As a result, our authorized share capital of US$50,000, previously divided into 1,000,000,000 ordinary shares of par value US$0.00005 each, was redesignated into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

On September 9, 2025, the Company entered into the 2025 September SPA with several investors pursuant to which the Company agreed to issue and sell a total of 100,000,000 Class A Ordinary Shares at the price of $0.04 per Class A Ordinary Share for gross proceeds of $4,000,000. The Offering was closed on September 19, 2025.

Subsequent to March 6, 2026, the Company’s authorized share capital was adjusted to 20,000,000 shares, consisting of 18,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares, with a par value of $0.0025 per share based on the reverse stock split.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. DISAGGREGATED REVENUES

The following table shows disaggregated revenues by major categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Customized software solutions	1,813,678	72.8%	1,119,210	48.5%	640,722	47.5%
White label software	382,527	15.4%	748,770	32.4%	486,804	36.2%
Subscription services	293,790	11.8%	441,238	19.1%	220,558	16.3%
Total	2,489,995	100.0%	2,309,218	100.0%	1,348,084	100.0%

The following table shows disaggregated cost of revenues by major categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Customized software solutions	185,087	33.8%	117,252	16.9%	59,028	7.6%
White label software	205,055	37.4%	361,619	52.3%	491,337	63.6%
Subscription services	157,488	28.8%	213,113	30.8%	222,611	28.8%
Total	547,630	100.0%	691,984	100.0%	772,976	100.0%

The following table shows disaggregated cost of revenues by nature for the years ended December 31, 2023, 2024 and 2025, respectively:

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Staff costs and employee benefits	242,621	44.3%	230,193	33.3%	113,189	14.6%
Amortization of intangible assets	146,401	26.7%	259,997	37.5%	634,964	82.1%
Subcontracting costs	135,424	24.7%	179,495	25.9%	13,817	1.8%
Rental of server	11,699	2.2%	10,733	1.6%	—	—%
Depreciation	11,485	2.1%	11,564	1.7%	11,006	1.5%
Total	547,630	100.0%	691,984	100.0%	772,976	100.0%

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. DISAGGREGATED REVENUES (cont.)

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended December 31, 2023, 2024 and 2025, respectively:

	Years ended December 31, 2025
	Revenue	Cost of revenue	Gross profit (loss)	Gross profit (loss) margin
	US$	US$	US$	%
Customized software solutions	640,722	59,028	581,694	90.8%
White label software	486,804	491,337	(4,533)	(0.9)%
Subscription services	220,558	222,611	(2,053)	(0.9)%
Total	1,348,084	772,976	575,108	42.7%

	Years ended December 31, 2024
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	US$	US$	US$	%
Customized software solutions	1,119,210	117,252	1,001,958	89.5%
White label software	748,770	361,619	387,151	51.7%
Subscription services	441,238	213,113	228,125	51.7%
Total	2,309,218	691,984	1,617,234	70.0%

	Years ended December 31, 2023
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	US$	US$	US$	%
Customized software solutions	1,813,678	185,087	1,628,591	89.8%
White label software	382,527	205,055	177,472	46.4%
Subscription services	293,790	157,488	136,302	46.4%
Total	2,489,995	547,630	1,942,365	78.0%

Revenues disaggregated by timing of revenue recognition for the years ended December 31, 2023, 2024 and 2025 are disclosed in the table below:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
Point in time
– Customized software solutions	1,813,678	1,119,210	640,722
– White label software	382,527	748,770	486,804
	2,196,205	1,867,980	1,127,526
Over time
– Subscription services	293,790	441,238	220,558
Total	2,489,995	2,309,218	1,348,084

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

For the years ended December 31, 2023, 2024 and 2025, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Taxation in the statements of operations represents:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
Hong Kong profits tax provision for the year:
Current	128,014	—	—
Deferred	103,016	(53,200)	965,881
Total income tax expense (credit)	231,030	(53,200)	965,881

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. TAXES (cont.)

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Net income (loss) before income tax	1,168,639	—	(484,744)	—	(6,356,924)
Tax at Hong Kong statutory tax rate of 16.5%	192,825	16.5%	(79,983)	(16.5)%	(1,048,892)	16.5%
Reconciling items:
Tax effect of temporary difference	—	—	—	—	—	—
Tax effect of non-taxable income	(1,254)	(0.1)%	(3,121)	(0.6)%	(131)	(0.0)%
Tax effect of non-deductible expenses	490	0.0%	29,904	6.2%	198,447	(3.1)%
Tax effect of tax losses not recognised	—	—	—	—	1,376,558	(21.7)%
Valuation allowance for tax losses	—	—	—	—	1,816,457	(28.6)%
Tax concession (Note 1)	(21,842)	(1.8)%	—	—	—	—
Tax holiday (Note 2)	60,811	5.2%	—	—	—	—
Income tax expense (credit)	231,030	19.8%	(53,200)	(10.9)%	965,881	(15.2)%

Note 1:	Tax concession represented election by the Company for profits tax rate at 8.25% on the first HK$2,000,000 under the two-tiered profits tax regime as above mentioned.

Note 2:	Tax holiday represented the audit fee expenses in relation to IPO incurred by the Company which is incorporated in the Cayman Islands which is not subject to profits tax.

Note 3:	There is no other unsettled tax position.

Deferred tax

The following table sets forth the significant components of the deferred tax liabilities and assets of the Company:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax liabilities:
Accelerated depreciation and amortization
Opening balances	244,417	694,414
Addition	446,769	528,499
Exchange realignment	3,228	1,734
Ending balances	694,414	1,224,647

Deferred tax assets:
Net operating loss
Opening balances	—	502,086
Addition	499,969	1,379,074
Exchange realignment	2,117	1,638
Ending balances	502,086	1,882,798
Less: valuation allowance	—	(1,819,641)
Deferred tax assets	502,086	63,157
Deferred tax liabilities, net	192,328	1,161,490

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY BALANCES AND TRANSACTIONS

Relationships with related parties

Name	Relationship
Mr. Shek Kin Pong	Chairman and Executive Director and Controlling Shareholder of the Company

Amount due to a director consist of the following:

		As of December 31,
Name	Nature	2024	2025
		US$	US$
Mr. Shek Kin Pong	Fund transfer	(260,416)	(319,688)
		(260,416)	(319,688)

Amount due to a director is interest free, unsecured and repayable on demand.

Remuneration to senior management for the years ended December 31, 2023, 2024 and 2025 were:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
Salaries and other short term employee benefits	246,665	212,997	1,065,101
Payments to defined contribution pension schemes	6,897	4,614	3,374
Total	253,562	217,611	1,068,475

16. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$64,000 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of US$5,470 was maintained at financial institutions in Hong Kong and approximately US$5,470 was insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as at years ended December 31, 2024 and 2025 are aged within one year, minimum credit risk was noted for accounts receivable.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. RISKS AND UNCERTAINTIES (cont.)

Customer concentration risk

For the year ended December 31, 2025, two customers accounted for 36.1% and 11.4% of our total revenues. The two customers signed Wching HK’s standard software development agreement, including provisions regarding deliverables, payment, confidentiality, intellectual property, warranties, indemnification, assignment, and governing law. The non-breaching party may terminate the agreement for a material breach of any terms and conditions within such agreement, and either party may terminate the agreement if the other party receives convictions of criminal offenses or files for bankruptcy during the term of the agreement. We usually provide a 90-day continuing support service from the application delivery, including repairs of bugs, glitches, and other issues related to the delivered application, and we do not charge separately for these support services. For the year ended December 31, 2024, two customers accounted for 32.4% and 15.3% of our total revenues. For the year ended December 31, 2023 one customer accounted for 20.7% of our total revenues. No other customer accounts for more than 10% of our revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2025, four customers accounted for 26.5%, 14.6%, 13.8% and 10.2% of the total balance of accounts receivable. As of December 31, 2024, five customers accounted for 21.0%, 14.5%, 13.2%, 12.8% and 11.9% of the total balance of accounts receivable. As of December 31, 2023, one customer accounted for 10.5% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2023, 2024 and 2025, respectively.

Subcontractor concentration risk

For the year ended December 31, 2023, one subcontractor accounted for 24.7% of our total cost of revenues. No other subcontractor accounts for more than 10% of our cost of revenues for the years ended December 31, 2024 and 2025, respectively.

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

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into operating leases for a corporate office in Hong Kong for a term of two years. Our commitments for minimum lease payment under these operating lease obligations as of December 31, 2025 are listed in section “Note 11 — RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES”.

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

18. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date of this report, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements other than disclosed below.

On January 28, 2026, the Board of Directors approved a 1-for-50 reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares, which became effective on March 6, 2026. As a result, every fifty issued and outstanding Class A and Class B ordinary shares were consolidated into one share, respectively. Following the reverse stock split, the Company’s authorized share capital was adjusted to 20,000,000 shares, consisting of 18,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares, with a par value of $0.0025 per share.

As of the date of this report, the Company has 2,905,328 Class A Ordinary Shares (including 2,000,000 Resale Shares) and 160,000 Class B Ordinary Shares issued and outstanding.

19. PARENT ONLY FINANCIAL INFORMATION

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2025. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL INFORMATION (cont.)

The following presents condensed parent company only financial information of Wellchange Holdings Company Limited.

Condensed balance sheets

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Non-current assets:
Investment in a subsidiary	1	1
Amounts due from a subsidiary	2,585,944	15,696,933
Deferred offering cost	620,193	—
Total non-current assets	3,206,138	15,696,934
TOTAL ASSETS	3,206,138	15,696,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to a director	1	1
Total current liabilities	1	1
TOTAL LIABILITIES	1	1

Commitments and contingencies (Note 17)

Shareholders’ equity
Class A Ordinary shares, US$0.0025 par value, 18,000,000 shares authorized, and 265,300 shares and 2,905,300 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	663	7,263
Class B Ordinary shares, US$0.0025 par value, 2,000,000 shares authorized, and 160,000 shares and 160,000 shares outstanding as of December 31, 2024 and 2025, respectively*	400	400
Additional paid-in capital	3,583,180	17,152,709
Accumulated losses	(378,106)	(1,463,439)
Total shareholders’ equity	3,206,137	15,696,933
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,206,138	15,696,934

Condensed statements of loss

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
OPERATING EXPENSES
Legal and professional fees	(369,553)	—	(205,333)
Staff costs and employee benefits	—	—	(880,000)
Others	1,027	—	—
TOTAL OPERATING EXPENSES	(368,526)	—	(1,085,333)
Income tax expense	—	—	—
NET LOSS	(368,526)	—	(1,085,333)

*	Giving retroactive effect to (i) a share re-designation of 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares on August 7, 2025 and reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares on 1-for-50 basis, which became effective on March 6, 2026.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net loss	(368,526)	—	(1,085,333)
Adjustments to reconcile net loss to net cash provided by operating activities
Share-based payments	—	—	1,085,333
Cash used in operating activities	(368,526)	—	—

Cash flows from financing activities:
Proceeds from initial public offerings	—	4,019,673	—
Proceeds from placements	—	—	12,344,129
Payment for deferred offering cost	(346,090)	(620,193)	—
Advance from (to) a subsidiary	471,165	(3,390,220)	(12,344,129)
Repayment to a director	(319)	(9,260)	—
Settlement of subscription receivables from shareholders	243,770	—	—
Cash provided by financing activities	368,526	—	—

Net change in cash and cash equivalents
Cash and cash equivalents at beginning of the year	—	—	—
Cash and cash equivalents at the end of the year	—	—	—